Exhibit 99.1

China Life Insurance Company Limited

2022 Environmental, Social and Governance &

Social Responsibility Report

Contents

About the Report	3

Message from the Chairman	4

Performance Highlights 2022	6

About Us	7

Recognitions in 2022	8

Statement by the Board of Directors	9

1. Engine of China Life	10

Practicing Green Finance	10

Sticking to Responsible Investment	11

Promoting Low-carbon Operations	14

2. Efforts of China Life	21

Converging Multiple Products	21

Deepening Scientific and Technological Innovation	24

Building Smart Services	31

3. Responsibilities of China Life	41

Serving National Strategies	41

Mobilizing Public Welfare Efforts	45

Focus on Personnel Development and Training	50

4. Credit of China Life	54

Sound Governance	54

Sustainable Governance	56

Responsible Governance	62

List of Measures and Regulations	72

Table of KPI	74

ESG Index	78

GRI Index	83

Feedback Form	88

About the Report

This report is the 16th Environmental, Social and Governance Report of China Life Insurance Company Limited (hereinafter referred to as “China Life”). This report aims at responding to stakeholders’ expectations and demonstrating its concept, actions and performance related to the environment, society, corporate governance and sustainable development.

Organizations Covered by the Report

If not specified, all data and information disclosed in the report cover China Life. Its subsidiaries are excluded.

Notes on the Data of the Report

The key financial data of this report came from the audited 2022 Annual Report of China Life Insurance Company Limited and other data from the Company’s internal documents and related statistics.

Time Range of the Report

From January 1 to December 31, 2022, with part of the content in excess thereof.

Basis for Report Preparation

The report is prepared in accordance with Environmental, Social and Governance Reporting Guide issued by HKEX, Notice on Strengthening Listed Companies’ Assumption of Social Responsibility and the Shanghai Stock Exchange’ Guidelines on Listed Companies’ Environmental Information Disclosure issued by Shanghai Stock Exchange and discloses information as per Global Reporting Initiative’s (GRI) Sustainability Reporting Guidelines.

Notes on Appellation

For the convenience of expression and reading, China Life Insurance Company Limited is hereinafter referred to as “China Life” “the Company” or “we”. If not specified, the amount is shown in RMB (yuan).

Reporting Period

This is an annual report.

How to Obtain the Report

The report is release in online version. You can browse and download the Simplified Chinese, Traditional Chinese, and English versions of the report at the following website:

The official website of the Company (www.e-chinalife.com)

The website of Shanghai Stock Exchange (www.sse.com.cn)

The website of SEHK (www.hkex.com.hk)

Message from the Chairman

The 20th National Congress of the Communist Party of China in 2022 drawed an ambitious blueprint to advance the great rejuvenation of China on all fronts through a Chinese path to modernization. As a company with deep roots in China, China Life is dedicated to following the guidance of Xi Jinping’s Thought on Socialism with Chinese Characteristics for a New Era. We actively implement the decisions and arrangements made by the CPC Central Committee, with a steadfast focus on the precautionary function of insurance and the principle of “insurance is for guarantee, insurance is for people”. As a national financial enterprise and “main force” with high-quality development, China Life is committed to fully leveraging its exemplary role. With a total market value that surpasses most insurance companies worldwide, China Life is a leading insurance company that prioritizes sustainability and corporate social responsibility. Our widely recognized ESG practices have earned us a BBB rating from MSCI, an international authoritative rating agency, which indicates that we are at the forefront of the domestic life insurance industry. Our pursuit of excellence has also garnered numerous accolades, including the Best Investment Value Award for Listed Companies of the China Securities Golden Bauhinia Award and the Best Life Insurance Company of the Year in Asia. We are proud to have embarked on a “China Life ESG Road” with Chinese characteristics that align with international standards.

Over the past year, we have incorporated the goal of “Two Mountains Theory”* and sustainable development as well as carbon peaking and carbon neutrality into our operations and management. By establishing a new engine of green finance, we have added vibrancy to the Beautiful China initiative. Through green finance, we are promoting green development and actively serving customers in the green industry while complementing insurance coverage and liabilities. Our accumulated size of green investment in stock has surpassed RMB 430 billion. We’ve also achieved a paperless rate of nearly 100% for personal long-term insurance purchases, an online policy service rate of over 92% and an electronification rate of over 90% for claim settlements. We have created a full process of online services by making effective use of data to ensure that customers can easily accomplish their tasks.

Over the past year, we have remained committed to our insurance roots, supporting major national strategies and leading the industry. Our focus on core responsibilities and businesses has contributed to the construction of a multi-level social security system. By promoting inclusive insurance and policy-related businesses, we’ve undertaken over 200 critical illness insurance projects, resulting in a reduction of more than RMB 25 billion in medical costs for our insured customers. In addition, we have implemented more than 100 city-specific medical insurance projects. Our commitment to serving the aging population has led us to establish personal pension businesses in 36 cities. We are dedicated to supporting the real economy with accumulated investments exceeding RMB 3.6 trillion. Furthermore, we’ve harnessed the power of insurance to help with rural revitalization, with a cumulative RMB 239 million in assistance funds and deploying nearly 1,000 cadres in 1,048 paired assistance points.

Over the past year, our unwavering commitment to providing insurance that benefits the people has remained steadfast. Our practices are centered around improving people lives. Moreover, we focus our efforts on creating simple, high-quality, and compassionate services. We have provided over 350 million sessions of customer support, and we have successfully processed over 19 million claims, consistently ranking among the top performers in operational efficiency and customer satisfaction within the industry. We also recognize the unique insurance needs of elderly customers, and we have developed several service models to meet and accommodate their needs, providing over 25.59 million sessions of services to elderly customers. Additionally, we have actively carried out a pilot project of occupational injury protection for those employed in new businesses, and developed six insurance products for new urban residents. We have donated more than 11 million public welfare insurance products, leveraging the characteristic role of commercial insurance in assistance.

Over the past year, we have made significant improvements in our corporate governance, striking a balance between development and security and laying a solid foundation for China Life. We are actively promoting the organic integration of Party leadership and corporate governance, leveraging institutional advantages to improve governance efficiency. We have also established an ESG and green financial management structure with primary responsibility resting with the board of directors, and established a sustainable development model that benefits society. We are fully committed to implementing a holistic approach to national security and integrating ESG risks into our comprehensive risk management system to ensure that we maintain a bottom line of zero systemic risks.

Great visions can be realized only through concrete actions. 2023 is the year to fully embrace the spirit of the 20th National Congress of the Communist Party of China and a crucial year to implement the 14th Five-Year Plan. It also marks the 20th anniversary of China Life’s share reform and listing. With determination, foresight, and courage, we will charge at the toughest and aim at the farthest. Our commitment to advancing ESG practices remains unwavering, as we strive to contribute to the Beautiful China initiative through high-quality development.

Chairman of China Life Insurance Company Limited
Bai Tao

Performance Highlights 2022

Engine of China Life

•	China Life developed a Green Finance Development Strategy (2023—2025).

•	By December 31, 2022, China Life’s accumulative size of green investment in stock exceeded RMB 430 billion.

•	The paperless insurance coverage rate of personal business approached 100%, and the rate of electronic claim settlement exceeded 90%.

Efforts of China Life

•	Medical expenses of more than RMB 25 billion were paid out to 18 million cases in critical illness insurance.

•	The average lead time of claim settlement was 0.43 day and the claim settlement rate was 99.65%.

•	China Life developed 84 new products and upgraded 4 existing products.

•	China Life was one of the first insurance institutions to launch the personal pension business.

•	By 31 December 2022, a range of age-friendly services were provided to 25.59 million elderly customers.

•	China Life was the first in the industry to be certified the highest level (Level 5) of the National Data Management Capability Maturity.

Responsibilities of China Life

•	By December 31, 2022, China Life had invested cumulative RMB 239 million in rural assistance, RMB 138 million in assistance through conception.

•	By December 31, 2022, China Life had made cumulative investments of 3.6 trillion in the real economy and over RMB 2.3 trillion in serving regional development economies.

•	China Life donated public benefit insurance to more than 11 million people.

•	China Life had 100,378 employees, with 56.51% female employees.

•	The average training hours per employee were 114.56 hours.

Credit of China Life

•	China Life was rated Class A in the Corporate Entity Business Evaluation for Insurance Companies for 7 consecutive years.

•	China Life was rated BBB in the MSCI ESG Scoring.

•	China Life has built an ESG and green finance management framework.

About Us

China Life, headquartered in Beijing, is an industry leader in China’s life insurance industry, with a registered capital of RMB 28.265 billion. As a core member of China Life Insurance (Group) Company, the company is one of the Fortune Global 500 companies and the World’s 500 Most Influential Brands. The company has won the trust of the society with its long history, strong strength, professional expertise, competitive advantage and a world-famous brand. It has been a pacesetter in China’s life insurance market and is known as the “mainstay” of China’s insurance industry.

The predecessor of China Life was the same age as that of the People’s Republic of China. Established in October 1949 and approved by the central government, it is one of the earliest insurance companies in China and shoulders the important responsibility as an explorer and pioneer of China’s life insurance industry. During the long-term development course, the company has fostered a stable professional management team, accumulated rich management experience, and is well versed in the domestic life insurance market. China Life was listed overseas in December 2003 and returned to the domestic A-share market in January 2007.

In 2022, China Life registered a premium income of RMB 615.19 billion. It comprised 19 thousand branches across the country1 and employed over 100 thousand people and 729 thousand exclusive individual agents in various channels. China Life is a leading provider of individual and group life insurance, annuity, and accident and health insurance in China. As of December 31, 2022, the Company’s total assets reached RMB 5.25 trillion. It had 325 million in-force long-term individual and group life insurance policies, annuity contracts, long-term health insurance and long-term accident insurance policies, as well as individual and group accident insurance and short-term health insurance policies and services.

Corporate Culture

[1]	Including provincial branches and municipal branches, sub-branches, business departments, and marketing service departments.

China Life’s corporate culture system
Mission	Serve China’s overall development and protect the people’s good life
Vision	Build a world-class life insurance company
Core Values	Fulfill ourselves to benefit others and fulfill others to benefit ourselves
Business Philosophy	Integrity, innovation, people-centricity and value
Brand Slogan	Life-long promise, life-long partner

Recognitions in 2022

China Life’s awards and recognitions in 2022

Forbes	Ranked 71st on the Forbes list of Global 2,000 Listed Companies in 2022

Fortune	Ranked 9th on Fortune’s China 500 List for 2022

21st Century Business Herald	Best Life Insurance Company of the Year in Asia 2022 Insurance Company with Brank Influence in 2022

Hong Kong Ta Kung Wen Wei Media Group, Beijing Association of Listed Companies, Hong Kong Chinese Enterprises Association, Hong Kong China Finance Association, Chinese Securities Association of Hong Kong and The Hong Kong Chartered Governance Institute

The 12th (2022) China Securities Golden Bauhinia Award

Best Investment Value Award for High-quality Development Listed Companies

Securities Times 2022 Ark Awards for Insurance Companies	2022 Ark Award for High-Quality Development Insurance Companies 2022 Ark Award for Golden Insurance Services 2022 Ark Award for Insurance Companies of Excellence in Social Responsibility

China Investment Network	Influential Company 2022 of Jinxi Awards 2022 ESG Green Star

Hexun.com	Influential Insurance Company of the Year 2022 Social Responsibility Award 2022

JRJ.com	Global Insurance Technology Enterprise Award

21st Century Business Herald	Outstanding Customer Service of the Year 2022
Outstanding Digital Transition of the Year 2022

Caijing	Sustainable Development and Inclusion Award of Evergreen Awards

China Banking and Insurance News	Top 10 Social Responsibility Reports of Jinnuo Awards

Investor China	Enterprise of the Year in ESG Practice of Jinqiao Prize

Jiemian News	Excellent Corporate Social Responsibility Award of Top 60 ESG Pioneers in 2022

Sina Finance ESG Golden Awards for China Enterprises in 2022	Best Company in Governance Responsibility Best Insurance Company in Responsible Investment

Statement by the Board of Directors

The Board of Directors of China Life implements the ESG strategic goal of “building a world-class and responsible life insurance company.” The Board plans to create a sound ESG work system with China Life’s characteristics by 2025, including establishing an ESG governance scheme, improving ESG policies and systems, enhancing the ESG risk management system, implementing special ESG actions, exploring the application of digital technology in ESG management, strengthening ESG information disclosure, and increasing industry influence and recognition.

China Life’s original ESG governance structure has been upgraded to an ESG and green finance management structure with the Board of Directors as the responsible body. The Board of Directors, the Strategy and Asset-Liability Management Committee of the Board, the President’s Office, the ESG/Green Finance Committee, and relevant departments and branches of the head office are assigned with clarified responsibilities. An ESG and green finance management structure with China Life’s characteristics has been formed.

China Life prioritizes the process of determining material ESG topics and protecting stakeholders’ rights and interests. The Company conducts a materiality assessment for ESG topics every year based on the macro economic and social environment and the Company’s development strategy, in which the Company’s ESG risks and opportunities are discusses and determines. Management and improvement of key material topics are considered as an annual priority for ESG work. The Board of Directors reviews and confirms the assessment results. It considers the material topics as part of the Company’s overall strategy development and oversees the management and performance of these topics.

In 2022, the Board of Directors reviewed four ESG-related proposals.

Time of deliberation	ESG item for deliberation

March 24, 2022	The Company’s 2021 Environmental, Social and Governance & Social Responsibility Report was deliberated.

October 27, 2022	The Company’s Rules of Procedure for the Strategy and Asset-Liability Management Committee of the Board of Directors was revised, with ESG and green finance-related management responsibilities were organically embedded in the Company’s governance structure.

December 15, 2022	The Company’s Green Finance Development Strategy (2023—2025) was deliberated.
The Company’s ESG and green finance management framework and the Regulations of Environmental, Social and Governance and Green Finance Management were deliberated.

This report provides detailed information on the progress and effectiveness of China Life’s ESG efforts in 2022 and was deliberated and adopted by the Board of Directors on March 29, 2023.

1. Engine of China Life

China Life thoroughly implements the CPC Central Committee’s decisions and arrangements for promoting green development. In accordance with the Guidelines on Green Finance for the Banking and Insurance Industries issued by the China Banking and Insurance Regulatory Commission, the Company is advancing its green finance initiatives. With a robust green financial strategic deployment, a responsible investment approach, and an environmentally-friendly low-carbon business model, China Life is well-positioned for continued sustainable growth.

1.1 Practicing Green Finance

In 2022, China Life facilitated economic activities that brought positive impacts to both the environment and society. To further our commitment to sustainability, we developed a Green Finance Development Strategy (2023—2025). This strategy outlines the development goals and priorities in the Company’s green finance initiatives, peaking carbon emissions and ultimately achieving carbon neutrality in a systematic manner.

China Life’s overall goal of green finance	We will adhere to the new development philosophy that advocates innovation, coordination, green, openness, and collaboration in fulfilling the CPC Central Committee’s strategic arrangements for carbon peaking and carbon neutrality. We aim to establish a sound model for green development and comprehensively and systematically integrate the concept of green development into all aspects of our operations and management. As a leader in green finance, we will build a green financial system with China Life’s characteristics that contribute to social sustainability.

China’s Life’s priorities in green finance

1. Build a governance system for green finance

Adhere to the green financial development philosophy, fulfill the requirements of green development, and integrate the concept of green development into corporate governance, business development, risk management, corporate culture, and information disclosure;

Pursue a business model that balances self-growth and social responsibility and create a green financial system with China Life’s characteristics.

2. Enhance the innovation and supply capacity for green insurance products and services

Continuously monitor the impact of ESG factors on the industry and timely introduce products as needed by regulators, market environment, and business requirements;

Improve the availability of green insurance services and improve the capacity and quality of green financial services;

Ensure the steady growth of the premium scale and coverage of major green insurance products.

3. Practice the green investment philosophy

Continue to improve the ESG/green investment system and enhance green investment capabilities;

Incorporate green investment considerations throughout the asset allocation process and expand investment strategies;

Maintain the steady growth of green investment stocks and reduce the carbon intensity of the asset portfolio in a progressive with the ultimate goal of achieving a carbon-neutral investment portfolio.

4. Insist on green operations

Integrate the low-carbon concept into all aspects of the Company’s operations and achieve the overall environmental goal “to ensure eco-friendly operations and contribute to the achievement of carbon neutrality” through green sales, green operations, green offices, green procurement, and green living;

Continue to promote the Company’s online, intensive, and intelligent operation services.

5. Comprehensively improve green financial performance in all aspects

Adhering to the ESG strategic goal of “building a world-class and responsible life insurance company,” internalize the concept of green development into the whole process and areas of the Company’s high-quality development;

Improve the green financial system and internal control management for the Company to achieve superior green financial performance and top ESG ratings within the Chinese insurance industry.

To support the development of green industries, we have expanded our insurance services to better serve customers in the green sector. We have progressed in the development of a green insurance intelligent reporting system, which helps us monitor the performance of our green insurance operations and improve our overall sustainability capabilities. To incentivize our branches to serve customers in green industries, we have intensified our green insurance assessments and made green insurance a key metric in evaluating our operations and corporate responsibility. We have increased our efforts to attract customers in green industries. Additionally, we have enriched our insurance product portfolio and launched preferential rates. We provide a personal insurance package that includes accident, medical, and life insurance for upstream and downstream enterprises in the green industry chain according to customer needs. In 2022, China Life has provided a total of RMB 417.81 billion in insured amounts.

1.2 Sticking to Responsible Investment

China Life thoroughly practice the concepts of responsible investment and green finance. We have enhanced our responsible investment management system and incorporated ESG into the investment analysis and decision-making process to drive the transformation of our investment and financing structures toward sustainability. We have defined the major objectives, use of funds, and implementation paths of key green investment segments in entrusted investment guidelines and intensified the assessment of managers’ progress in green investment. We have enriched and improved our portfolio of green investment strategies and promoted the establishment of market-oriented ESG green financial entrustment portfolios. As of December 31, 2022, our cumulative green investment in stock exceeded RMB 430 billion.

China Life Asset Management Company Limited (CLAMC) is our primary investment platform, committed to “serving national strategies, the real economy, and society and people’s livelihood.” CLAMC has developed the ESG/Green Investment Basic Guiding Rules of China Life Asset Management Company Limited (for Trial Implementation), which set green investment as the central focus of business development and fully integrate it into the Company’s plan for the 14th Five-Year Plan. CLAMC is taking comprehensive steps to enhance its responsible investment performance, including ESG evaluations, investment infrastructure, talent, external exchanges and cooperation, and internal project expansion. As of December 31, 2022, the stock of green bonds entrusted with CLAMC’s accounts exceeded RMB 230 billion.

Responsible investment performance of CLAMC, China Life’s major investment platform

Incorporating ESG assessments into the investment process

CLAMC fully recognizes the importance of ESG assessments in the investment process. It has refined its green investment lists and incorporated ESG assessments into the decision-making process of bond, equity, and fixed income investment projects. This helps guide companies we invested to understand the investment requirements of the positive and negative lists and to promote improvements in their environmental performance and disclosure through the exercise of our investor rights.

Seeking exchanges and collaboration with other organizations

Since joining the United Nations Principles for Responsible Investment (UN PRI) and other international organizations, CLAMC has been exploring investment opportunities in ESG. It is looking for ways to integrate ESG topics with the Company’s business and to fully boost the sustainable and healthy development of the green financial industry.

Facilitate the implementation of green investment projects

In 2022, CLAMC coordinated economic, social, and environmental benefits in China Life’s Reform and Development Equity Investment Scheme (Phase I) for State-Owned Enterprises in Yunnan, China Life’s CNNC No. 1 Equity Investment Scheme, and other projects. Additionally, CLAMC published industry ESG indices to provide references for investors to grasp ESG investment concepts and standards.

Focusing on ESG investment infrastructure

CLAMC has established an industry-leading ESG evaluation scheme that features ESG ratings and continuously improved it by refining its ESG rating policies, data, models, talent, and systems. Based on the scheme, CLAMC conducts intensive ESG evaluations. It has more than 2,200 evaluation objects from different industries, which are highly representative, differentiated, and scalable. At present, CLAMC’s ESG ratings are conducted on a regular basis with a regular and irregular tracking and review mechanism, which favors continuous optimization and further deepening of the application.

Special emphasis on investment talent

CLAMC has an ESG Rating Department, staffed by employees who specialize in ESG ratings through assessments, reviews, and evaluations, to preliminarily established a professional ESG rating team. In 2022, CLAMC strengthened the talent teams for strategic research and judgment, investment, product design, and risk management. In addition to training the investment research team, CLAMC collaborates with several industry-leading institutions to exchange share insights on ESG and best practices in the industry to better implement the overall ESG investment approach and masterthe growing trend of ESG investment.

China Life’s major green investment projects in 2022

Project	Description
Reform and Development Equity Investment Scheme (Phase I) for State-Owned Enterprises in Yunnan	In the Reform and Development Equity Investment Scheme (Phase I) for State-Owned Enterprises in Yunnan, China Life invested RMB 9 billion as equity investment in Yunnan Dianzhong Water Diversion Project Co., Ltd. to promote the dual cycle of green finance and ecological civilization construction.
CNNC No. 1 Equity Investment Scheme	In the CNNC No. 1 Equity Investment Scheme, China Life invested RMB 2.053 billion and became the largest strategic investor and second largest shareholder of CNNP Rich Energy, the core platform of China National Nuclear Corporation (CNNC) for new energy development, construction, and operation, as a way to contribute to China’s carbon peaking and carbon neutrality strategy.
Xinyuan No. 1 Equity Investment Scheme	In the Xinyuan No. 1 Equity Investment Scheme, China Life signed a partnership contract with an entity of China Energy Investment Corporation for joint investment in wind, photovoltaic, and other clean energy projects. This project, which supported the transition of China’s energy structure and green development, was reported as a case in the 2021 Practice Report on Green Finance of the Asian Financial Cooperation Association[2].
Yunnan Energy Investment Project	In the Yunnan Energy Investment Project, China Life invested RMB 900 million to support Yunnan Provincial Energy Investment Group Co., Ltd. (Yunnan Energy Investment). The funds were used to serve infrastructure construction in Yunnan, support Yunnan Energy Investment to boost the green energy industry, and increase investment in new energy and other areas.
Debt Investment Scheme for Urumqi Municipal Integrated Pipeline Infrastructure	In the Debt Investment Scheme for Urumqi Municipal Integrated Pipeline Infrastructure, China Life invested RMB 1,000 million in the underground integrated pipeline in Urumqi. The purpose was to progress infrastructure construction in Urumqi, the core node of the Silk Road Economic Belt and improve its capacity and performance of public services provision.
Funding in the ESG Green Financial Portfolio	China Life funded a RMB 1.5 billion ESG green financial portfolio. It set ESG and green finance-related investment targets, investment scope, and risk control in the investment guideline to guide the investment portfolio to stocks and bonds in line with “value investment, green investment, and responsible investment” in secondary-market transactions. By appointing and setting market-oriented entrusted investment portfolios, the Company became one of the first institutional investors to launch entrusted ESG investment.

[2]	The Company launched CLAMC’s Xinyuan No. 1 Equity Investment Scheme in 2021, which had a contract scale of RMB 1.5 billion, and the funding started in 2022.

1.3 Promoting Low-carbon Operations

In our active response to the state’s strategic goals of carbon peaking and carbon neutrality, we comprehensively and systematically integrate the concept of green development into the Company’s every aspect of operation and management processes and create new patterns for low-carbon development. China Life’s Solution for Focusing on the Goals of Carbon Peaking and Carbon Neutrality and Boosting Green Development won the second prize of Carbon Peaking and Carbon Neutrality Cases 2022. We are proud to be the only life insurance company to receive this prestigious award.

China Life’s Environmental Goals:

To ensure eco-friendly operations and contribute to the achievement of carbon neutrality.

•  Energy conservation and better resource efficiency;

•  Low-carbon investment and serving the green finance;

•  Digital administration and championing a low-carbon lifestyle.

1.3.1 Energy Conservation and Consumption Reduction

As a financial service institution, China Life’s main business activities have a limited impact on the ecological environment and natural resources. In 2022, the Company intensified our environmental management efforts and implemented multiple measures to meet our environmental goals.

The Company strictly observe the Environmental Protection Law of the People’s Republic of China, the Law on Energy Conservation of the People’s Republic of China, and other applicable laws and regulations. We have Interim Measures for Energy Conservation and Emission Reduction, Fix Asset Management Regulations, and Vehicle Management Regulations in place to manage resource use and energy consumption.

Category	Targets and Measures
Greenhouse Gases (GHG)

•  Launching a wide range of energy conservation and emission reduction initiatives to reduce Scope 1[3] and Scope 2[4] carbon emissions generated in the operation process:

1)  Breaking down energy management and keeping a ledger to strengthen energy consumption monitoring;

2)  Ensuring fixed asset allocation and management meets relevant environmental protection requirements and prioritizing the procurement of environmentally-friendly and energy-saving products;

3)  Promoting an automatic control system in buildings to minimize energy consumption under the premise of ensuring normal work in the office;

4)  Increasing the proportion of new energy vehicles in the whole system and phasing out traditional fuel vehicles with poor energy consumption performance;

5)  Increasing efforts in building green data centers, renovating and optimizing existing data centers according to actual production needs, and applying new technologies such as micro-modules in new data centers to improve energy efficiency;

6)  Reducing the purchase of traditionally-generated electricity and increasing the share of clean and new energy sources, such as wind, solar power, and hydroelectric power, in power generation.

•  Establishing green offices and increasing promotion and guidance for a green lifestyle to reduce Scope 3[5] carbon emissions:

1)  Handling business on electronic devices and accelerating the development of digital and intelligent services;

2)  Increasing the promotion and enhancing employees’ awareness of the low-carbon lifestyle and encouraging them to adopt such lifestyle through a wide range of promotion campaigns;

3)  Increasing the application of online office devices and reducing carbon emissions from employees’ business travel and commuting.

•  Based on market demands, increasing green finance and green investment and green finance products to support the development of green industries.

Water

•  Enhancing employees’ awareness of water conservation, recycling and reusing water, installing water-saving appliances, increasing inspections of water consumption equipment to prevent water waste due to leaks.

Waste

•  Recycling hazardous waste for harmless disposal and reducing non-hazardous waste:

1)  Hazardous waste: intensifying the recycling and reuse of electronic products and delivering hazardous waste to designated agencies for recycling.

2)  Non-hazardous waste: encouraging employees to save food and avoid waste, raising their awareness about resource conservation, reducing food waste, kitchen waste, and office waste.

[3]	Scope 1 refers to direct GHG emissions generated by the Company due to the use of fossil fuels for combustion, production, or transportation.
[4]	Scope 2 refers to indirect GHG emissions generated by the Company due to the use of purchased energy (purchased power or steam).
[5]

Scope 3 refers to the GHG emissions indirectly generated by the Company and beyond business control. It primarily includes indirect GHG emissions generated during employees’ commuting and business trips.

Highlights for China Life in Energy Conservation and Consumption Reduction in 2022

Green Sales	The Company created an efficient and user-friendly online signing platform, and provided intensive training for our salespeople to ensure its effective use. This platform enables quick access and paperless signing of contracts for different sales teams. The Company performed electronic management of sales teams and built e-archives for them, allowing for easy visualization of any changes to their information.
Green Operations

The Company has made significant efforts to advance its digital transformation and built an integrated internet setting. It has established the China Life Hybrid Cloud and China Life IoT Technology Clusters to support cost reduction, efficiency enhancement, and green and low-carbon operations. Its use of artificial intelligence extends to product R&D, financial payment, operational services, and many other processes. It has moved policy maintenance, claims, notification, and financial payment online, resulting in significant improvements in operational efficiency and risk prevention. In 2022:

In terms of new policies, the Company achieved a 99.99% paperless insurance application rate for personal long-term insurance businesses, issued 1.627 million electronic insurance policies for long-term insurance, and achieved a 94.12% intelligent underwriting rate and a 96% electronic follow-up rate for new policies. These efforts saved over 4,299 metric tons of paper in long-term insurance applications in one year.

In terms of policy maintenance, the Company created the industry’s first intelligent policy service chain, which features “99% self-service + 1% remote interactive processing = 100% online processing.” The Company achieved a 92.79% self-service rate for online policy maintenance, saving 1,333.73 metric tons of paper.

In terms of claim settlement, over 90% of the Company’s settlements were completed online, saving over 100 metric tons of paper.

In terms of notification, the Company received 28.79 million e-notification from clients, replacing paper authorization letters and reducing approximately 35.05 million paper letters per year or about 700 metric tons of paper per year.

The Company has launched energy-saving management and transformation of office space initiatives to reduce carbon emissions.

The Company replaced the fillers of the four air-conditioning cooling towers in the headquarters building, reduced the operating hours of building self-control, strictly controlled the operating hours of central air-conditioning, and replaced high-energy-consuming light sources on some floors.

The Guangdong Huizhou Branch has set up a building control system in the office area that automatically turns on and off the power supply of the corresponding lighting lines at regular intervals to ensure the lights are switched off when no one is around. This initiative resulted in a year-on-year saving of 19,936 kWh in commercial electricity consumption.

The Jiangsu Branch replaced and upgraded its elevators, resulting in reduced energy consumption and maintenance costs, and a 30% increase in operational efficiency.

Digital Offices

The Company’s conference management system enables users to browse conference materials online. Users can access electronic conference materials on the internet and mobile terminals, which efficiently promoted green offices. The Company relied on the videoconferencing system to facilitate mobile offices and connect with third-party video link platforms for internal and external conferences. In the year, a 72+1 split-screen display was used for the first time to display more than 200 video terminals of the Company’s entire system in attending a conference in groups.

In 2022, 338 thousand mobile paperless conferences were held on the conference management system.

Green Data Centers	As per the national guidelines for the construction of green data centers, practicing intensive and circular development featuring high efficiency and low-carbon, the Company improved its technology and management, enhanced its green data centers, and transformed and upgrade its equipment for energy efficiency. As a result of these efforts, China Life’s data centers are now at an industry-leading position in energy consumption performance. Our Shanghai Data Center was recognized as the National Green Data Center in 2020.

1.3.2 Responding to Climate Change

China Life is fully committed to implementing the strategic arrangements for carbon peaking and carbon neutrality and conducting comprehensive climate risk evaluation and management based on recommendations from the Task Force on Climate-related Financial Disclosures (TCFD) of the Financial Stability Board (FSB). In 2022, the Company continued to improve our climate change response system by enhancing our management and identifying opportunities in areas such as governance, strategy, risk identification, indices, and targets. We completed the Company’s annual climate change evaluation and drafted countermeasures for the next stage related to our products, operations, and investments.

Risk Type	Climate Risk Factor	Risk Classification	Risk Description	Countermeasures to Risks
Physical Risks	Acute Physical Risks and Chronic Physical Risks	Product	Extreme weather caused by climate change can have a significant impact on human disease, morbidity, mortality, and accidental injury rates. Rising temperatures and extreme weather events pose a threat to human life and health over the long term. If the Company fails to pay attention to climate change, its product R&D will face an adverse impact.	The Company recognizes the potential adverse impact of climate change and extreme weather on human life and health. It conducts data monitoring, tracks the revision and update of experience incidence data in the insurance industry, evaluates the risk of changes in incidence rates and the feasibility of risk transfer via reinsurance.
	Acute Physical Risks	Operations	Extreme weather can have a significant impact on the offices and data centers where the Company operates. Rising sea levels and urban waterlogging can cause chain reactions that may impact the Company’s assets. Additionally, power outages caused by extreme weather can interrupt the operation of our data centers, affecting our information security and customer service.	The Company fully considers geographic and climate risks when choosing its office locations and ensures that its business can be operated remotely to avoid the risk of halted operation in case the working place becomes unusable. It continuously improves the disaster recovery capability of its data centers. Based on existing facilities, it constructs multi-active data centers in different places and continues to enhance disaster resistance of data centers, ensuring business continuity, and reducing the risk of losses of corporate data and information.
	Chronic Physical Risks	Investment	Climate change can potentially impact the Company’s portfolio returns and cause financial losses for its investment products and business.	The Company monitors national policies and regulatory requirements in relation to climate change and implements relevant initiatives. It makes rational plans for investment directions and considers integrating ESG factors into investment strategies. Additionally, it accelerates green investment and concentrates its investment portfolio on low-carbon, clean energy, and ESG-performing investment targets.

Transition Risks	Law and Policy	Product and Investment	Climate change-related insurance and investment policies are undergoing adjustments. If the Company fails to follow the industry trend and develop green insurance, it will not be able to adapt to the national development requirements.	The Company implements national policies and follows up on the progress of the industry. It develops green insurance products, optimizes the proportion of green and low-carbon investment and investment in carbon-intensive industries, and makes science-based and rational investment strategies.
	Science and Technology	Operations	The state’s strategic arrangements for carbon peaking and carbon neutrality place significant demands on the Company’s energy consumption performance. The Company should balance business development, energy conservation, and consumption reduction to contribute to the state’s vision of carbon peaking and carbon neutrality.	The Company is intensifying its efforts in the digital transition and building an online integrated service setting. It launches energy-efficiency transformation initiatives, and increases the use of online devices and management systems to save more energy consumption.
	Market and Reputation	Product and Operations	Customers and the market are increasingly focused on the Company’s performance in tackling climate change. Investors and stakeholders have higher expectations for the Company’s climate action. A lack of responses in this area could result in reputation risks, causing the loss of potential customers and compromising stakeholders and investors’ relevant decision-making.	The Company closely monitors industry changes and market trends and grasps the joint of its business and climate change. It actively responds to national policies and enriches product supplies according to regulatory requirements. By addressing climate change, it establishes and maintains brand assets and trusts with stakeholders. By timely disclosing corporate ESG progress, it installs an image of a responsible brand.

In 2022, China Life fully identified opportunities arising from climate change and incorporated them into our day-to-day management.

Product	The Company optimized and enriched product varieties; improved customer service; created a positive image by advertising for our public benefits; and enhanced all employees’ low-carbon awareness.

Operations	The Company accelerated digital transition under the framework of relevant national policies and laws; launched energy efficiency renovations and equipment upgrades at our operation sites; continued to promote paperless office work; and encouraged employees to practice a low-carbon lifestyle. The Company established a positive reputation by implementing national policies. We hosted and participated in public welfare campaigns related to climate change, mitigating climate change with practical actions.

Investment	The Company increased green investment to contribute to the national actions to climate change responses, the goals of carbon peaking and carbon neutrality, and low-carbon and sustainable development. We participated in investing in green areas and continued to increase investment in green industries such as clean energy, energy conservation, environmental protection, and pollution prevention and control. The Company optimized and adjusted our investment strategies and strengthened our cooperation with relevant departments and institutions to jointly promote green investment and ecological construction.

2. Efforts of China Life

China Life guided by national strategies and remain committed to promoting enterprise development through practical work. This includes continuous upgrades to our services using intelligent technologies, the launch of diverse products and services, and a strong focus on improving the customer service quality. As we strive to meet the evolving needs of our customers and contribute to the development of China, we’re always mindful of the best interests of the nation.

2.1 Converging Multiple Products

China Life has actively responded to the state’s call for innovation by strengthening its product and service offerings based on local needs. Our commitment to meeting the diverse insurance needs of our customers through a range of professional and diversified products and services underscores our desire to contribute to the overall development of the country and improve people’s quality of life. In 2022, we launched 84 new products and made changes to 4 existing ones.

2.1.1 Building a system of inclusive insurance products

China Life is committed to developing inclusive insurance products that address diverse needs, including critical illness insurance, long-term care insurance, city-specific commercial medical insurance, tax-deductible health insurance, tax-deferred endowment insurance, and special commercial endowment insurance. We also offer affordable health and accident insurance with broad coverage to provide our customers with a comprehensive range of inclusive insurance options.

Critical illness insurance

•  As of December 31, 2022, China Life has undertaken over 200 critical illness insurance projects, providing coverage to nearly 350 million urban and rural residents. In 2022, the critical illness insurance paid out over 18 million claims, with the total amount exceeding RMB 25 billion.

Long-term care insurance	• As of December 31, 2022, nearly 60 long-term care insurance projects have been undertaken, covering more than 27 million people.

City-specific commercial medical insurance

•  As of December 31, 2022, China Life has also successfully launched more than 100 city-specific commercial medical insurance projects, with 50 of these being new projects launched in 2022. The cumulative number of insured individuals for these projects exceeded 22 million.

China Life has developed a comprehensive range of inclusive insurance products and services, with a focus on increasing protection for specific risk groups such as the elderly, women, children, and new urban residents.

Student and child insurance	China Life has upgraded two comprehensive accident insurance products and developed four new ones to expand the coverage content and scope of students’ medical insurance. As of December 31, 2022, China Life insured near 90 million person-time students with total insurance coverage of RMB 28.5 trillion.

Women’s insurance

The liability design and disease range of current women’s disease group insurance products have been upgraded to improve the flexibility of disease coverage and insurance liability combination.

As of December 31, 2022, China Life insured more than 9.55 million person-time specific women groups with total insurance coverage of RMB 1.26 trillion.

Family planning insurance

China Life provides insurance protection for families, pregnant women, newborns, and other groups that meet the requirements of the national family planning policy. The Company is committed to driving sustained and sound development in the family planning insurance business, striving to earn the government’s confidence and the people’s satisfaction.

As of December 31, 2022, China Life insured more than 30 million person-time that comply with family planning regulations with total insurance coverage of RMB 1.79 trillion.

Old age insurance

China Life has upgraded a health insurance product for the elderly, providing disease insurance coverage for diseases that are with high incidence among the elderly, including malignant tumors in specific parts serious and severe primary Parkinson’s disease and severe chronic renal failure.

The Company has developed the “Zunyi Rensheng” product portfolio, adopting the design mode of main insurance (annuity) + additional care insurance. This product portfolio provides annuity, survival benefits, care for specific diseases and accidental injuries and disabilities to meet the needs of customers for pension and nursing care. Two accident insurance products for the elderly, namely “China Life Xiyanghong Specific Accident Insurance (A)” and “China Life Yin Ling An Kang Comprehensive Accident Insurance (A)”, were upgraded to fully protect the elderly.

As of December 31, 2022, China Life has provided accident insurance coverage for approximately 54.95 million policyholders, with a total insurance coverage exceeding RMB 3.0 trillion.

New urban resident insurance

In view of the increasing number of migrants and the increasing demand for social security brought about by urbanization, the Company launched new urban resident insurance.

Two accident insurance products targeting accidents in construction projects, including the “China Life Construction Projects Group Accident Insurance (C), have been created to cater to the specific risks of construction workers and engineering project managers. “China Life New Business Group Accident Insurance” has been developed to provide basic accident insurance coverage for food delivery riders and ride-share drivers while also providing specific insurance protection for riding accidents, motor vehicle accidents, fractures, and sudden death. Additionally, two medical insurance products, including the “China Life New Business Group Accident Expense Compensation Medical Insurance (A)”, have been developed to offer targeted medical insurance coverage.

“China Life Migrant Worker Group Comprehensive Accident Insurance” has been designed to provide insurance liabilities, such as accidental death, accidental medical treatment, and hospitalization benefits, for rural and urban migrant workers.

The Company has also been actively carrying out a pilot project of occupational injury protection for employees with new employment forms and has successfully won bids for four provincial projects in Beijing, Jiangsu, Sichuan, and Guangdong.

Case: China Life launches its first individual pension product

On November 23, 2022, China Insurance IT Management Co., Ltd. announced the first batch of individual pension insurance products, which included China Life’s first individual pension product, “China Life Xinxiangbao Special Commercial Endowment Insurance (Individual Pension)”. This product offers five key features, including stability and transparency, broad coverage, flexible payment, easy operation and attentive customer service, and tax deferral benefits, helping individuals provide for their elderly years.

Case: China Life supports micro, small and medium-sized enterprise development

In 2022, China Life launched “Yuan Fu Bao”, a customized accident insurance portfolio product designed to support the development of micro, small, and medium-sized enterprises. To streamline the insurance purchase process, the company introduced an innovative online policy issuance model that is fast and efficient. This model includes automatic insertion of historical insurance information and OCR technology, simplifying the insurance purchase operation. Additionally, the model allows for seamless switches between PC and mobile phone, supporting authorization application and batch import of lists of the insured from both platforms to meet different business requirements.

2.1.2 Building an online life insurance product system

To meet the needs of online customers, China Life has developed four online life insurance products: “China Life Shouhu Xing Accident Insurance (Online)”, “China Life Shouhu Xing Comprehensive Accident Insurance (Online)”, “China Life Zhuoyue Qiancheng Children Annuity Insurance (Oneline)”, and “China Life Fuxiang Yisheng Pension Annuity Insurance (Online)”.

By leveraging the advantages of the internet, such as fast access, wide coverage, and high efficiency, and adhering to the concepts of digitalization, intelligence, and sharing, China Life has launched the “Guo Xi Bao China Life Insurance Mall”, which integrates products, services, and content, and is available on the China Life Insurance App, official WeChat account, and WeChat mini-program. A new online direct sales model has thus been established, featuring a one-stop-shop for insurance products, matrix serving, thousands of contact points and all-platform linking. The mall provides more options for users to purchase China Life’s insurance products.

Case: China Life launches “Man Man Ying Annuity Insurance”

In October 2022, China Life has opened its official service hall on Ant Insurance, an online insurance mall, and introduced the “Man Man Ying Annuity Insurance” product, which marks the Company’s first online life insurance product developed in partnership with Ant Insurance. This product offers stable old-age security and convenient financial insurance services to customers.

2.2 Deepening Scientific and Technological Innovation

China Life is committed to promoting scientific and technological innovation, accelerating its digital transformation while strictly safeguarding information security and user privacy. The Company also strengthens its intellectual property management and protection, bolstering its efforts to advance the digital economy by contributing China Life’s share of wisdom.

2.2.1 Strengthening China Life’s technological capabilities

China Life has seized the opportunity presented by the digital economy and has followed the trend of mobile internet development. Guided by a new development concept and a strategic vision that emphasizes “persistent execution of a blueprint”, the Company has been promoting the strategy of strengthening China Life’s technological capabilities. Our digital insurance ecosystem enables us to “leapfrog from a mere online presence to intelligent China Life and now to digital China Life”. We continue to focus on building our scientific and technological competencies while staying true to the distinctive characteristics that have established China Life as a prominent leader in the insurance industry.

Planning ahead to create a new layout of mobile internet with China Life’s characteristics

China Life is building a hybrid cloud with powerful computing power. The Company has proactively responded to the nation’s call to accelerate the development of new infrastructure such as 5G networks and data centers. By establishing a private cloud with multiple sites in the three centers and two locations of Beijing and Shanghai, China Life has seamlessly connected to public cloud resources, leading the industry in building the first safe, green, and elastic hybrid cloud, enabling an elastic supply of resources and smooth deployment. The Covid-19 pandemic highlighted the advantages of this approach, including elasticity, convenience, safety, reliability, and uninterrupted operation, which enabled the Company to quickly respond to challenges brought by the explosive growth of internet application, including mobile working, remote collaboration, and online sales. The Company’s distributed hybrid cloud was awarded the special prize of the Financial Innovation Achievement Award by the Second Capital Financial Innovation Incentive Project.

China Life is also building a ubiquitous and interconnected Internet of Things. By integrating cloud computing and edge computing technologies, the Company builds an interconnected environment with full coverage. This efficient and flat mobile interconnection network extends to management institutions and grassroots outlets at all levels. The Company deploys intelligent hardware devices which are adapted to multi-scenarios and connected to a wireless network, achieving centralized management and control of 0.24 million electronic devices in 12 categories nationwide. The company has also established an online digital twin space that mirrors the offline workplace. This has enabled a smooth supply of company resources to the workplace and provided direct access to information, effectively solving the “last kilometer” problem of insurance services.

Deepening expansion to consolidate the cornerstone of digital transformation through architectural innovation

China Life is empowering science and technology through a focus on digital-driven innovation and integration. The Company has taken significant strides to enhance its all-round science and technology empowerment, including the establishment of a science and technology application innovation incubation center and an R&D sub-center. By innovatively constructing an intelligent panoramic view of family insurance and expanding its science and technology supply across various dimensions, China Life is advancing the integration of science and technology businesses. This approach is empowering the entire insurance value chain, allowing the Company to provide customers with convenient, efficient, and accurate financial and insurance services.

China Life is innovating its architecture to achieve standardization, safety, autonomy, and controllability. To this end, China Life leverages its hybrid cloud and open layered architecture to efficiently promote the innovation of information technology applications. The Company promotes comprehensive architectural innovation and realizes the integration of various technologies. It flexibly supplies financial and insurance professional business capabilities as well as general technical capabilities such as artificial intelligence and real-time computing. This enables real-time data processing and convenient service delivery, fully enhancing the core strength of science and technology, and providing best practices for scientific and technological innovation in the financial industry.

China Life is committed to creating an open and shared digital ecosystem. The Company has developed an insurance digital platform (EAC) with China Life’s characteristics, integrating online digital services with offline digital workplaces. This platform provides a variety of services that cover the entire value chain, including from sales, to transactions, management, risk control, and office collaborations. The platform also aggregates external resources and supports institutions and partners at all levels of the system to integrate scenarios, flexibly assemble resources, and extend the ecology, and realize a seamless connection among life, insurance, and services. This gradual establishment of a richer and more diversified insurance ecology leads to open, sharing and win-win results.

China Life Science and Technology Innovation Measures in 2022

Promote the transformation of distributed architecture

The Company has undergone an all-round transformation of its core business systems to a distributed architecture, creating an open and compatible digital foundation with a brand-new proprietary distributed cloud architecture. This transformation has resulted in a 3-fold increase in unit space storage utilization and a 266% increase in unit space computing utilization, leading to significant cost reduction, efficiency improvement, and success in green and low-carbon initiatives. In 2022, in recognition of this achievement, the Company’s distributed architecture transformation project was selected as one of the “TOP 30 Best Innovative Application Projects of China’s Financial Digital Transformation in 2022” by the institution directly under the Ministry of Industry and Information Technology. The Company’s information technology application innovation and construction achievements have ranked first in the industry for two consecutive years, maintaining its position as a leader in the industry.

Strengthen data management

The Company recognizes data as a crucial element in its operations and established an enterprise-level data management system that covers multiple fields. Through enhanced data governance, improved institutional mechanisms, integrated data in business operations, and activation of data value, the Company has achieved an optimized level of Data Management Capability Maturity Assessment Model (DCMM) at Level (Level 5).

Carry out digital risk prevention and control

The Company has built an internal intelligent risk control system, using knowledge map and graph mining technologies to combat fraud and money laundering. The system has achieved intelligent risk identification for illegal fundraising and has filled the gap in the application of artificial intelligence technology in the insurance industry’s anti-money laundering field.

Furthermore, the Company has carried out big data monitoring and intelligent analysis based on user behaviors. This approach enables the identification of abnormal login activities and the detection of unusual user behaviors, resulting in timely resolutions of potential security risks. In 2022, the Company accurately issued an average of 1.10 million real-time safety notifications to users daily.

Improve the digital operation capabilities of science and technology

The Company has established an integrated production and operation mechanism, with the enterprise digital operation and production command hub (ECC) at its core. This mechanism provides a real-time, comprehensive display of the enterprise’s business status, enabling the timely identification and resolution of various issues. The mechanism also ensures accurate feedback to the sales, service, and operation sides, continuously improving the Company’s digital operational capabilities. In recognition of its efforts, the ECC construction project of the Company was awarded the Outstanding Contribution Award for Digital Transformation of Financial Industry at the 2022 China Financial Technology Annual Conference and the 13th Financial Technology Application Innovation Award Ceremony.

Case: China life achieves the first-ever highest level of Data Management Capability Maturity Assessment (Level 5) model in the industry

In 2022, China Life successfully integrated the advanced theory of the Data Management Capability Maturity Assessment Model (DCMM), the first national standard in the field of data management, with its own practices. By implementing the DCMM mechanisms, the Company improved its operations in eight major areas, comprehensively optimized the data management system, and became the first insurance company to achieve the highest level (Level 5) of the Data Management Capability Maturity Assessment Model. This achievement demonstrates the company’s leadership in the industry.

Data Management Capability Maturity Assessment Model Level Certificate

2.2.2 Information security and privacy protection

China Life places great importance on ensuring the security and privacy of its users’ data. The Company has implemented various measures to continuously strengthen its network security protection capabilities including optimizing its accurate prevention and control system and deepening its normal working mechanism. These measures have been implemented to ensure the compliance, confidentiality, integrity, and availability of information. To ensure the safe and stable operation of its various technological products, China Life continuously improves its information security management system and conducts a comprehensive internal information technology audit every two years, issuing relevant risk warnings. Additionally, the Company continues to carry out information security management system certification. In 2022, it conducted information system security certification for all businesses, and continuously obtained ISO 27001 information security management system certification and information security service qualification. There were no major information security incidents in China Life in 2022.

Responsibilities of all levels of the information security management system in China Life

Decision-making	President’s Office	The president’s office is the highest decision-making organization for information security work.
	Cyber Security and IT Application Commission	The commission is responsible for studying and formulating the medium and long-term development strategy of the Company’s information security and information application, reviewing the development plan of the Company’s information security and information application, and major information security and information application issues.
Management	Professional committees	Technology Change Committee, Information Security Committee, Data Management Committee and External Expert Committee are set up to assist the Cyber Security and IT Application Commission.
Execution	Information Security Working Group	The working group is responsible for carrying out various information security tasks of the Company, ensuring the smooth implementation of information security tasks.

China Life always prioritizes the protection of privacy and upholds legal and ethical standards in information security management. The Company strictly adheres to the Data Security Law of the People’s Republic of China and the Personal Information Protection Law of the People’s Republic of China, continuously improving its internal information security management system. All of the Company’s platforms, products, and services conform to the User Information Authorization and Personal Information Protection Policy6.

China Life upholds users’ rights to independently access, correct, and process their personal information. The Company refrains from leasing, selling, or providing personal data to third parties without the prior written consent of users. All usage of user information is conducted in a transparent and reasonable manner, with the explicit consent of the user. When entrusting affiliated companies and third-party partners with user-related information, China Life ensures that they comply with the Company’s information protection policies and other relevant confidentiality and security measures when necessary.

[6]	The User Information Authorization and Personal Information Protection Policy has been published online on June 16th, 2002. Please refer to: https: //www.e-chinalife.com/c/2022-06-16/526813.shtml

Information security certification

China Life has made continuous efforts to enhance its network security operations through the establishment of a normalized security operation system and network security management responsibility matrix with data assets at the core. The Company has improved the “three defensive lines” in information security management and technologies, forming a three-dimensional cybersecurity prevention and control system that features equal attention to technology and management, in-depth defense and continuous optimization, realizing global security management from the operating environment, technological products to people. In 2022, the Company created a list that covers 19 management fields, 92 work items, 134 work processes, and 191 security standards, which were strictly enforced to ensure network information security.

China Life’s refined data classification and prevention and control measures are implemented at the field level to ensure information security. The Company has clarified data security requirements in the design principles of scientific and technological product architecture, with the scientific and technological product team responsible for ensuring data security throughout the product’s research and development, testing, operation, and maintenance life cycle. Moreover, the Company centralizes the collection, storage, circulation, and use of all applications, software, and data inside the data center to minimize information security exposure. The Company requires that production data essential for work and other data needed for development and testing be approved and filed, with sensitive information filtered, thereby strengthening the Company’s information security defense line.

Technological Advances

To continuously strengthen information security management and control, China Life has implemented the “big background and small front-end “ technical layout. This approach involves implementing information security response and protection measures before, during, and after any security incidents. As a result, the Company has established an information security management mechanism featuring unified data management and the centralized storage, deployment, monitoring, and processing of data.

Before incidents

To strictly control the quality of technology products, the Company conducts quality inspections and security tests prior to product launch. This practice improves the safety and robustness of its technological products. Routine monitoring is also enhanced to ensure that any operating status of the technological products can be monitored and controlled, allowing for prompt detection and resolution of any exceptions.

During incidents

China Life activates an emergency response process and a coordinated response mechanism to ensure that relevant personnel can efficiently handle risks and prevent the spread of any potential information security risks.

After incidents

After an incident occurs, China Life conducts a thorough evaluation of the cause, impact, and response to the exception. The Company promptly detects and rectifies any security vulnerabilities while continuously enhancing its information security management mechanisms.

To improve information security protection, the Company employs various technologies for security management throughout the entire data chain, including data transmission, front-end access, and data tracking. Access control, encryption, and de-identification technologies are applied to enhance data security. The Company also ensures back-end data operation and maintenance security by implementing unified authorization, authentication, accounts, and audit through unified identity management technology. Watermarking technology is utilized to prevent data leakage and tracking. Encryption and de-identification technologies are also implemented to provide secure access for remote working and business processing, thereby improving front-end data security. Customer-sensitive information is filtered, and virtual numbers are used in customer services and surveys to prevent data transmission leakage.

China Life integrates data protection measures into product and service development. The Company applies adaptive security, spoofing defense, and attack traceability systems to improve the defense-in-depth system. This transformation allows for active security and data-driven defense, shifting from asset-driven defense to more comprehensive security measures. The Company also built a situational awareness platform covering the entire network, which gradually achieved full coverage of security data for all sub-network within the network border enhancing threat awareness capabilities. The platform supports the second-level query of tens of billions of data and forms a closed-loop security operation of “threat prevention-threat detection-threat defense-threat response”. The platform can also quickly understand domestic and overseas attack threat trends through threat intelligence and various technical means, and has the ability to warn and respond to major network security incidents. In 2022, the China Life Insurance App passed the mobile internet application (app) security certification and became the first app in the industry to obtain this certification.

Strengthening Awareness

China Life has comprehensively optimized its emergency plans for information systems, basic platforms, and basic environments, incorporating external technical resources such as network operators and service providers. The Company continuously trains its professionals in security countering abilities and strengthens its defense line of information security awareness through regular internal offensive and defensive drills and emergency plan drills. In 2022, the Company established an emergency response process covering 21 scenarios, organized 12 production environment safety inspections and penetration tests, and conducted one internal network security attack and defense exercise. These measures effectively improved the Company’s network security protection capability.

China Life provides annual network security training to all employees to enhance their awareness of information security. In 2022, the Company provided online courses on information security for all employees and provided practical security awareness education through, information security behavior brochures, posters, and videos as well as simulated phishing. Additionally, the Company arranged full-time network security staff from the whole system to attend external professional training and obtain professional certification. The Company also regularly organized relevant personnel to participate in the training for registered information security professionals. China Life provided information security training to all relevant service personnel of third-party partners to strengthen their information security awareness, quality, and skills, effectively protecting customer information and privacy.

2.2.3 Intellectual property management

China Life attaches great importance to the management and maintenance of independent intellectual property rights, implementing strict regulations on their application and management. The Company adheres to the Patent Law of the People’s Republic of China, the Anti-Unfair Competition Law of the People’s Republic of China, the Trademark Law of the People’s Republic of China and the Copyright Law of the People’s Republic of China. It has also formulated the Administrative Measures for the Protection of Intellectual Property Right to continuously enhance the management of intellectual property rights, such as patents, copyrights, and trademarks. This strengthens the protection of property rights for insurance products and ensures that all innovations receive timely, comprehensive, and effective patent protection.

In 2022, China Life submitted a total of 24 intellectual property applications to China National Intellectual Property Administration, State Administration for Industry and Commerce, and Copyright Protection Center of China, including one application for invention, 14 applications for appearance, and 9 applications for software copyright registration. During the same year, China Life received 38 new intellectual property certificates, including 4 appearance patent certificates, 24 software copyright registration certificates, and 10 artwork copyright certificates.

Case: China Life won the World’s Most Innovative Knowledge Organization Award

In April 2022, the list of winners of the World’s Most Innovative Knowledge Organization Award was announced, which is sponsored by Teleos, an independent British research institution, and KNOW Network. China Life was named the winner of the 2021 World’s Most Innovative Knowledge Organization Award and became the first Chinese insurance company to win the international knowledge management award.

World’s Most Innovative Knowledge Organization Award

2.3 Building Smart Services

China Life continues to implement the service concept of “honesty and trustworthiness, professionalism and efficiency, customer first and extraordinary experience” and builds a service brand of “simplicity, quality and warmth”, centering on customers’ needs and addressing their concerns to continually improve customer service quality.

2.3.1 Upgrading customer experience

China Life attaches importance to customer feedback and continually improves its closed-loop management mechanism by conducting pre-service evaluations and implementing a customer journey breakpoint prevention and control system to promptly address any customer experience issues. In 2022, a third-party customer survey showed that the company’s overall customer satisfaction level remained high.

Optimizing technological services for excellent customer experience

To fully embraced scientific and technological intelligent services, China Life has upgraded its customer contact center’s multi-service mode, which is SIP (self-service—intelligent—people), and implemented new technologies such as big data, intelligence, and cloud computing. The Company created multi-contact-point services, such as 95519, app, WeChat, and SMS, and improved services such as electronic return visits, electronic notifications, intelligent voice navigation, intelligent outbound calls, and intelligent online customer service robots. In 2022, the one-time problem-solving rate for 95519 telephone inbound services within 48 hours reached 89.1%, a year-on-year increase of 3.6%. The service satisfaction of 95519 reached a new high score of 98.77%. The proportion of electronic intelligent return visits for new policies exceeded 97.43%. E Xiaobao, an intelligent online customer service robot, provided intelligent and artificial online services for 35 service channels such as the app and WeChat, with an intelligent service replacement rate of 96.31% and an average daily guide service of about 170 thousand times.

China Life’s optimization measures on science and technology services in 2022

Upgrade policy services in China Life Insurance App	We have enhanced the carrying capacity of various services, healthcare ecological services, and online activities of China Life Insurance App to create a full process of online policy services for customers. In 2022, the number of registered users of the China Life Insurance App reached about 129 million representing a 15.2% increase over the previous year. Throughout the year, the app served customers for about 300 million times, which is an 18.7% increase year-on-year, demonstrating its stronger service capacity.

Improve the service efficiency of 95519 customer line	China Life Insurance has improved the first-level service algorithm of its 95519 customer service line, making it faster and more efficient for customers to resolve their issues. This has resulted in a more convenient service for customers, with no need for repeating dialing, hearing of the same message, or repeating commands. Additionally, the Company has launched the industry’s first digital voice service management platform, achieving the second-level change to the 95519 intelligent voice service emergency response.

Create intelligent preservation service model	The security service mode of “multi-access, several parallel tracks, and one step faster” has been comprehensively upgraded, with a focus on improving self-service contacts and intelligent review processes. All review items are now processed within one second, and the electronification rate of customer policy preservation service has increased to 92.79% and automation rate of preservation has exceeded 99%.

Improve the value-added service platform V Life	The value-added service ecological platform V Life promotes communication between customers and sales staff by supporting regular diversified customer business activities. It provides customers with various, systematic, and professional value-added services.

Massive Health Platform	The Massive Health Platform is committed to improving customer experience by offering a wider range of service items and gradually improving platform functions. In 2022, the number of new registrations on the platform exceeded 5 million and the cumulative number of registrations exceeded 32 million.

Developing “senior mode” to bridge the digital gap for the elderly

China Life has made it a priority to address the insurance needs of elderly customers by providing various service modes tailored to their usage habits. These measures aim to alleviate the challenges that they face when navigating complex digital systems, and enable them to fully enjoy the convenience brought by intelligent services. As of December 31, 2022, a total of 25.59 million service sessions specifically designed to meet the senior’s unique needs have been provided.

Senior mode in China Life Insurance App	China Life Insurance App has added several functions such as adjustable font size, voice authentication login, information read-aloud, and an intelligent answering robot to provide an intimate service experience for the elderly. The system will also display anti-fraud warning risk prompts when processing business on the app, reminding the elderly not to transfer funds unwarily and to be cautious of financial fraud and illegal fund-raising.
95519 fast track of special digital line for the senior

The Company launched a digital special green channel for elderly customers on the 95519 customer service line, which automatically and accurately identifies the calling numbers of elderly customers, sets up exclusive service skill groups, and provides slow, light, and soft services and solutions that are more suitable for the understanding and living habits of the elderly. In 2022, the Company provided priority access to human services for 632.9 thousand elderly customers, and the human service connection rate of elderly customers reached 97.93%.

The Company is the first in the industry to provide “local accent” service. In addition to human service in mandarin, the customer service team can provide services to elderly customers in their dialects with the customer’s consent. The 95519 customer service line team can offer services in 53 dialects, which better solves the problem of language communication inconvenience for the elderly.

Considerate services for the elderly at physical counters	The Company actively launched a series of service measures to respect and care for the elderly, such as developing a “love version” of smart teller machines, which are with larger fonts and accessible services via voice. The Company also carries out the “Protect the elderly” caring activities, adding special seats for the elderly and equipping the physical counters with reading glasses, blood pressure meters, wheelchairs, and other convenience facilities. China Life has also provided fast track and convenience services for special groups to continuously improve customer service experience. In 2022, the physical counters processed 5.50 million cases for the elderly.

Prioritized access to human service for the elderly at 95519 service line

Giving back to customers and living a warm life together

China Life is dedicated to giving back to its customers by providing them with quality health services and fostering engagement through various activities.

China Life giving-back projects

“Create Future with China Life” events	As part of its customer giving-back projects, China Life organized an online customer festival with the theme of “Create the Future with China Life”. The festival included an online “Energy Playground” area and an offline “Energy Playground” check-in area, with interactive activities and diverse themes, including “Enjoy Yourself”, “Little Painters”, “700 Health Walk”, and “Consumer Rights Protection”. As part of the festival, the Company held a “Health Gift Package” giving-back activity, providing its customers with commonly used services such as daily discomfort consultation, pre-hospital emergency rescue, and discharge assistance arrangement.
Immunity boost program	Additionally, China Life launched the “Immunity Boost to be Healthy Together” program, which offers a series of live and short video courses on health and sports for different customer groups, including teenagers, middle-aged, elderly people, and office workers. The program is divided into four sections: “Body Correction for the Youth”, “Health Care for the Senior”, “Sports and Fitness”, and “Exercise at Home”.
Lectures on traditional Chinese medicine	The Company also provided its customers with “Meridian Exercises”, which are slow and low-intensity rhythmic exercises based on a traditional Chinese medicine meridian theory.

“Enjoy Yourself” event	China Life launched the exclusive “Enjoy Yourself” activities for women, which included nearly 50 high-end beauty salon activities and online short video interactions with micro topics, and attracted over 300 thousand customers’ participation.
Lectures on first aid knowledge	The Company organized 11 free first aid lectures across nine provinces, including Heilongjiang, Shandong, Fujian, Anhui, Liaoning, Hebei, and Guangdong.

Increasing service outlets and innovating service models

The company established a service team for ethnic minorities, infiltrated insurance coverage into remote areas, and expanded insurance coverage.

Case: China Life’s insurance services cover remote pastoral areas

The Qinghai Branch of China Life innovated its services by organizing a marketing service team with ethnic minority members to overcome the language barrier that previously hindered the development of insurance business. This led to better insurance coverage for herders in remote pastoral areas. In 2022, the Mongolia nationality team of the Qinghai Branch in Xiangride achieved a first-year premium payment of RMB 4.0326 million, providing insurance services for remote areas of the grassland, and taking practical actions to improve the lives of people on the grassland.

2.3.2 Improving claims services

China Life is committed to providing a “fast and warm” claims service. The Company leverages digital technologies such as the internet, big data, cloud computing, artificial intelligence, blockchain, and 5G networks to improve the speed and quality of its claims service. In 2022, China Life introduced the “mobile, convenient, and efficient” claims service on mobile devices, and integrated intelligent technology to enhance the efficiency of its claim service.

In 2022, China Life • Processed over 19 million compensation cases, settling an average of 1 claim in less than 1.7 seconds;

•  Settled over RMB 50 billion in claims, averaging RMB 140 million in compensation payments to customers every day;

•  Provided direct claims payments for over 6.7 million person-times, with compensation completed in one step immediately after customers were discharged in certain regions;

•  Offered efficient claims settlement, with a settlement time of 0.13 days for small-amount claims;

•  Responded rapidly to 88 emergency cases.

China Life has diversified its claims application channels to provide customers with more convenient options. Customers can now apply for claims through various channels, such as the China Life Insurance App, official WeChat account, official website, 95519 contact center, and sales outlets, allowing them to make claims anytime, anywhere. This move breaks geographical restrictions and shortens waiting times for customers. Additionally, the Company has innovated the direct payment of claims, focusing on the “medical+insurance+internet” scenario, promoting direct payment services by enabling customers to connect their social security accounts, hospitals, and third-party data, promoting remote and rapid settlement and payment through intelligent means. In some regions, the Company has launched “one-step” direct payment services for claims, allowing customers to settle claims and deduct medical expenses directly upon discharge, providing “zero lag” service for claims.

China Life is committed to optimizing its claims process through the use of artificial intelligence, big data, and other advanced technologies. The Company has taken the lead in the intelligent handling of medical liability claims within the industry. As of December 31, 2022, China Life has utilized intelligent technologies to process nearly 14 million cases, achieving an intelligent processing rate of over 70%.

The Company establishes a strong connection with customers and provides considerate services, such as “door-to-door compensation” for those who are unable to move or bedridden, and actively collects paper claims application materials on door and provides disability identification services. In 2022, the Company provided specialized claims services for over 110 thousand customers, where experts assisted them at their doorstep and supported them throughout the claims process.

China Life claims services

“One-day Settlement for Critical Illnesses” faster compensation

China Life is committed to providing faster compensation for critical illness to its eligible customers, and completing the claim processing within one working day, offering “immediate compensation upon diagnosis”. The Company has provided the “ One-day Settlement for Critical Illnesses “ service to nearly 190 thousand eligible customers, with the compensation amount exceeding RMB 8.5 billion.

Quicker disaster claims

China Life has taken swift action in response to several significant emergencies, including the M 6.8 earthquake in Luding County, Sichuan Province, the M 6.1 earthquake in Lushan County, Sichuan Province, and the mountain flood disaster in Datong County, Qinghai Province. The Company quickly activated its emergency claims settlement mechanism, proactively reached out to affected customers, and established a fast track for claims settlement.

Promoting claiming with electronic documents

China Life has actively responded to the country’s medical electronic documents reform policy by utilizing big data to expand service channels and extend services, promoting electronic documents claims in various regions. The Company provides customers with convenient and warm claims services such as paperless claims and the option to self-select electronic bills.

2.3.3 Protecting customer rights

China Life is committed to meeting the regulatory requirements for consumer rights protection. To achieve this, has continuously optimized and strengthened its consumer rights protection system and mechanisms to ensure their effective implementation.

To manage and coordinate consumer rights protection, the Company has set up the Consumer Rights Protection Committee, which operates under the leadership of the Party Committee and the President’s Office. The Committee is responsible for overseeing the management, organization and coordination of consumer rights protection tasks. A working committee and offices have been established under the Committee to implement various consumer rights protection initiatives. In 2022, China Life actively promoted the protection of consumer rights and interests by transitioning from post-control to operations throughout the entire chain. The Company adopted an “extensive consumer protection” work pattern which included improving consumer protection mechanisms such as consumer protection review, assessment, internal training, and internal audits. These mechanisms were effectively implemented, accelerating the protection of consumer rights and interests.

Consumer protection review	The Company reviews and evaluates its products and services to ensure consumer rights protection and provides review comments. In 2022, nearly 6.6 thousand reviews related to consumer rights protection were carried out by the Company.
Consumer protection assessment	The Company has incorporated consumer rights protection and customer complaint assessment indicators into its comprehensive performance assessment metrics. This assessment covers all departments of the head office and 36 provincial branches, whose work involve consumer rights protection. The assessment results serve as a critical basis for institutional accountability and leadership management.
Internal training	The Company has organized training courses on consumer rights protection and “Good Service” serial lectures for its sales staff. In 2022, over 3.2 million participants attended the courses.
Internal audit	The Company has made consumer rights protection a priority in its audit work and included it in its annual audit. In 2022, the Company completed the special audit on consumer rights protection.

Consumer rights protection education and publicity

As of December 31, 2022, China Life has conducted over 15 thousand consumer rights protection education and publicity activities, reaching an audience of 175 million individuals. This represents a 16.7% increase year-on-year. China Life’s outstanding performance was acknowledged, it won the titles of “Excellent Organization” and “Excellent Organization in Joint Financial Education and Publicity” during the “3·15” Education and Publicity Week of China Banking and Insurance Regulatory Commission.

To further emphasize the importance of consumer protection to all employees, enhance consumer financial literacy and self-protection awareness, and establish a transparent financial and insurance consumption environment, the Company has enriched its consumer rights protection education and publicity content. Additionally, the Company has vigorously promoted the construction of an “online + offline” and “centralized + specialized” financial publicity matrix.

New layout of online platform and release of original content	China Life introduces the popular science columns on financial knowledge in the China Life Insurance App and official website. The Company has also leveraged its official Weibo account to publish online lectures, which educate the public on insurance basics and risks with long images, cartoons, and micro-videos.
Set up specific publicity zone offline and offer popularization education	To expand its channel and strengthen its publicity, the Company has established financial knowledge publicity zones at its counters, providing ample exclusive publicity materials, hosting special lectures, and other events.

Timely feedback to customer complaints

In 2022, China Life took significant steps to enhance our complaint management measures. We safeguarded the legitimate rights and interests of our customers and improved their overall satisfaction. We worked tirelessly to acknowledge and address customer dissatisfaction and feedback promptly and kept carrying out warning education and sharing examples of excellent case handling. Additionally, we promoted traceable complaint management practices and increased our overall complaint-handling capabilities. According to a report by the China Banking and Insurance Regulatory Commission on industry complaints, our company’s relative number of complaints ranked well in the first, second, third and forth quarters of 2022. Specifically, the number of complaints per 100 million RMB premiums ranked 50th, 48th, 48th and 33rd respectively, while the number of complaints per 10 thousand policies ranked 78th, 75th, 79th and 78th respectively. The number of complaints per 10thousand person-time ranked 75th, 75th, 74th and 71st respectively. (Note: A later ranking indicates better performance.)

From January to December 2022, we received 158,280 cases of customer complaints, resulting in 25.73 complaints per 100 million RMB premium and 3.66 complaints per 10 thousand insurance policies. The distribution of our workflow is as follows: 60,887 for sales, 8,312 for policy purchase, 16,815 for preservation, 22,333 for claims, 27,300 for renewal, and 21,761 for other processes. The distribution of customer complaints across our branches is as bellow:

Branch	Total amounts (Pieces)	Branch	Total amounts (Pieces)
Beijing	5,338	Qingdao	1,769
Tianjin	5,778	Henan	8,800
Hebei	16,357	Hubei	6,571
Shanxi	2,654	Hunan	5,714
Inner Mongolia	4,490	Guangdong	17,483
Liaoning	3,144	Shenzhen	3,715
Dalian	1,075	Guangxi	1,093
Jilin	2,158	Hainan	376
Heilongjiang	6,241	Sichuan	2,639
Shanghai	1,674	Guizhou	1,057
Jiangsu	7,717	Yunnan	1,293
Zhejiang	3,826	Shaanxi	7,212
Ningbo	359	Gansu	2,483
Anhui	3,513	Qinghai	404
Fujian	8,191	Ningxia	1,672
Xiamen	1,046	Xinjiang	2,053
Jiangxi	4,896	Chongqing	3,329
Shandong	12,132	Tibet	28

Process of handling customer complaints

Instructions for Handling Customer Complaints	Acceptance of complaints
Main complaint channels	Investigation and handling
Letter	Handling comments
Visit	Reply to customers
China Life Insurance App	Case closing
China Life Insurance mini program	Written application to the higher-level unit for review
Process of handling customer complaints	If there is disagreement
Customer complaints	Letter
Call	Visit
Others

For consumer complaints with clear facts and simple disputes, the Company will make a decision and inform the complainant within 15 days from the date of receipt; If the situation is complicated, it can be extended to 30 days; If the situation is particularly complicated or there are other special reasons, it may be extended for another 30 days.
The complainant may apply in writing for review within 30 days from the date of receiving the handling decision, and the Company will make a review decision within 30 days from the date of receiving the review application.

3. Responsibilities of China Life

China Life is committed to serving national strategies by actively participating in national plans such as rural revitalization and coordinated regional development, social welfare initiatives, and providing staff training. By leveraging its core strengths and professional advantages, the aim is to foster a new development pattern that will facilitate the country’s all-round modernization.

3.1. Serving National Strategies

China Life firmly believes that ensuring a smoothly operating economy and improving people’s lives are the core drivers of enterprise development. As such, the Company places great emphasis on promoting rural revitalization, upholding the founding principles of insurance, and fulfilling the role of an economic “shock absorber” and social “stabilizer”.

3.1.1 Rural revitalization

China Life has established and improved its long-term rural revitalization assistance mechanism, centered on “one theme, two pillars, five measures, and six guarantees,” with a focus on the “five rejuvenations”, namely, rejuvenation in regional industries, talents, culture, ecology, and organization. The Company leverages its strengths to support local economic development and strives to integrate assistance projects with its main business. China Life offers a diverse range of financial and insurance products and high-quality services tailored to the needs of the population that has been lifted from poverty, thereby building a defense line to prevent a large-scale return to poverty. The aim is to gradually develop a replicable and transferable rural revitalization program of China Life.

China Life has been consistently achieving the highest grades in central assessments by delivering top-quality assistance to rural communities. As of December 31, 2022, the Company has invested RMB 239 million in assistance funds and RMB 138 million in consumption assistance funds, strongly supporting local development.

The Company leverages its primary business strengths and actively implements preferential policies to assist individuals facing challenges in acquiring critical illness insurance. Such assistance programs now constitute more than 80% of the company’s offerings. Through its Rural Revitalization health insurance product series, China Life has provided compensation for 0.59 million cases. Recognizing the diverse insurance requirements of the rural population, China Life is expanding its rural business operations. In 2022, the Company offered risk protection worth RMB 30.78 trillion to the rural population, covering 310 million cases. Of these, 99.96 million rural individuals are covered by short-term insurance schemes linked to the rural sector, RMB 5.224 billion paid out as compensation.

China Life’s rural revitalization measures in details

Develop insurance products for rural revitalization

China Life implemented a preferential rate policy. From 2017 to December 31, 2022, the Company developed 33 insurance products, including “Poverty Alleviation Insurance”, “Wonderful Life”, and “Rural Revitalization”, to construct a diversified and targeted insurance product system.

The Company upgraded and developed three products related to rural regions: “China Life Rural Poor Families and Orphans Group Accident Insurance (A)” “China Life Small Amount Group Accident Insurance (A)”, and “China Life Small Amount Accident Insurance (A)”.

China Life has developed and promoted 13 special products to support rural rejuvenation, such as “China Life Rural Revitalization Group Term Life Insurance” and “China Life Rural Revitalization Group Comprehensive Accident Insurance”. These insurance products provide coverage for accidents, term life insurance, severe illness, medical expenses, and other liabilities. They are particularly suitable for those who have been lifted out of poverty but remain vulnerable to returning to poverty. The insurance policies provide comprehensive and multi-level protection for the rural population.

Promote the sales of agricultural products	China Life mobilized its whole system to increase consumption assistance, actively purchase agricultural products in the assistance areas, and directly stimulates production and income growth among the people residing in these areas.
Develop a “one-stop” instant settlement service platform	The Company fully leveraged its network and technical advantages and actively used the “one-stop” instant settlement service platform to provide customized and considerate services to those in need.
Establish a preferential assistance mechanism	China Life actively promoted assistance projects, starting with project implementation and participating in the construction of precision assistance projects in key areas. The goal is to facilitate sustainable development in industries located in poverty-stricken regions. To this end, the Company established a preferential support mechanism that aids in the development and upgrading of industries, also promoting income growth and overall welfare for individuals and communities.
Provide access to education and jobs	Moreover, the Company is actively involved in education and employment assistance. It organized training courses for “three teams,” which include village party secretaries, entrepreneurial leaders, and practical science and technology talents, among other intellectual support activities. China Life has also recruited nearly 10,000 agents from key national assistance areas, aiming to stimulate their endogenous motivation towards hard work and wealth creation.

Case: Supporting and assisting rural communities by creating a livelihood security network

China Life has played a vital role in promoting insurance assistance and industrial development in Daliuhao Town, Qahar Right Rear Banner, located in Ulanqab City, Inner Mongolia. In an effort to help local residents and students in the area, the Company provided insurance coverage of RMB 134 million for critical illnesses and individual accidents to 19,944 people who have just emerged from poverty or people who are on the verge of poverty and may easily fall back in again. Furthermore, China Life invested RMB 4 million in assistance funds to support local economic development and industrial revitalization efforts continuously.

Zhao Peng, Party Secretary and President of China Life, conducted an on-site investigation into the Company’s rural revitalization efforts

Case: College Student Village Official Insurance Project

For many years, China Life has provided comprehensive insurance coverage for severe diseases and individual accidents to all university student village officials who are on-the-job. After collaborating with the Selected Graduates program, the Company promptly updated its product categories and continued to provide comprehensive insurance coverage for all selected graduates who work in the village. As of December 31, 2022, a total of 0.98 million policy holders have been insured under this program, with more than RMB 58 million paid out in compensation. This initiative has helped more than 610 university student village officials and selected graduates who worked in the village that has faced difficulties due to serious illnesses or accidental injuries.

3.1.2 Regional development

China Life continuously improves its ability to serve the real economy and regional development. By December 31, 2022, China Life had made cumulative investments of RMB 3.6 trillion in the real economy and over RMB 2.3 trillion in regional development economies.

Beijing-Tianjin-Hebei Coordinated Development

China Life plays an active role in optimizing the economic and spatial structure of the Beijing-Tianjin-Hebei region and actively participates in the construction of the Xiongan New Area. The Hebei Branch established the Xiongan Branch, based on the original institutions of Xiongxian, Rongcheng, and Anxin, becoming the first approved life insurance company in the Xiongan New Area. The Company provides comprehensive insurance coverage for urban and rural residents in Xiong’an County, including supplementary medical insurance services for urban workers, reducing the financial burden of medical treatment for patients through the double guarantee of basic and supplementary medical insurance. At the same time, the Company deeply participated in the construction of the Xiongan New Area medical insurance system and participated in the management of designated medical institutions with the help of insurance power.

Integrated Development of the Yangtze River Delta

China Life is fully committed to supporting the construction of a multi-level social security system in the Yangtze River Delta region and actively promotes city-specific inclusive commercial insurance. As of December 31, 2022, the Company has participated in city-specific projects in various Jiangsu provincial cities, including Hangzhou, Wuxi, Shanghai, and Changzhou, with over 4 million underwriters. During the tea-picking season in 2022, the Huzhou Branch of Zhejiang Province took innovative steps to support tea mountain contractors by allowing them to purchase and pay for insurance online via mobile phones, simplifying the insurance process. This initiative provided insurance coverage for over 30,000 tea-picking workers in 10 townships in Anji.

Greater Bay Area Construction

China Life leverages its comprehensive advantages to strengthen its investment support to the Greater Bay Area, while also enhancing its social management efforts in the region, and contributing to the construction of the financial platform in the Greater Bay Area.

Strengthen investment in Greater Bay Area

China Life plays an active role in strengthening investments in the Greater Bay area by promoting the “insurance funds flowing into Guangdong” program and increasing financial support for “two new and one major” projects, new strategic emerging industries, scientific and technological innovations, green transformation, and other fields, as part of its commitment as a central enterprise.

In 2022,

Investing about RMB 8 billion in the Guangzhou city investment projects, supporting the Guangzhou City Construction Investment Group Company Limited, a high-quality investment entity in the core cities of the Greater Bay Area.

Participating in the new phase of the scientific and technological achievements transformation fund initiated by the State Development & Investment Corporation, the Ministry of Science and Technology, and the Guangdong Provincial Government. This fund not only invests in hard science and technology and scientific and technological innovation but also efficiently undertakes cutting-edge scientific and technological achievements in the Greater Bay Area, which is of great strategic significance for overcoming national core technical problems.

Investing RMB 870 million in the COFCO Chuangxin Industrial Park to promote the development of innovative industries, with a focus on the internet industry. The investment will be used to develop supporting software and technology information services, as well as network financial services. This measure optimized the debt structure and contributed to the development of real and innovative economies in the region.

Improve services in the Greater Bay Area

China Life has launched special insurance products for the Greater Bay Area.

The “China Life Greater Bay Area Medical Insurance (Premium)” introduced in 2022, which provides convenient insurance protection for residents in the area.

Exploring the community pension model in Shenzhen. As of December 31, 2022, China Life has started and operated four inclusive community pension projects, which have been widely recognized by the public.

The Belt and Road

China Life has optimized its “foreign labor and business travel insurance” expansion plan. As of December 31, 2022, the Company has underwritten personal insurance business in several countries along the “Belt and Road“and provided overseas security for over 200 Chinese-funded foreign enterprises, with a risk insurance amount of RMB 10 billion. Additionally, in its efforts to support the “Belt and Road Initiative” overall plan, China life has promoted the COSCO shipping project and the eastward extension of the “Maritime Silk Road”. The Company has also provided insurance services for five sessions of the Dunhuang Cultural Fair, with accumulated risk protection of over RMB 38.1 billion, covering more than 37,000 individuals.

3.2 Mobilizing Public Welfare Efforts

China Life takes an active role in supporting social welfare initiatives and strives to fulfill its corporate responsibility by organizing various community care activities, volunteer services, emergency rescue, among other efforts.

3.2.1 Public Welfare Programs

The Company places great emphasis on social charity work and endeavors to establish China Life as a prominent public welfare brand. To achieve this goal, the Company has implemented the Regulations on Public Welfare Donations as a starting point. In 2022, the Company donated RMB 34 million to the China Life Charity Foundation.

Case: The 12th “China Life Little Painters” Value-added Activity

In July 2022, China Life officially launched the 12th “China Life Little Painters”, a social welfare activity for education of children’s social responsibilities and art. The event, themed “Hand in Hand, Draw the Children’s Future”, invited children aged 3-16 from all over society to participate. Through art education, children can experience the simple relationship between people, humanity, nature, and society.

In addition, China Life is promoting the “Art Back to the Mountain” public welfare plan. The Company has teamed up with authoritative aesthetic education experts and artists in China to provide aesthetic education and development opportunities for teenagers and children in 41 rural primary schools across 11 provinces. This initiative aims to open the doors to art education for urban and rural children across the country.

On the Site of “Art Back to the Mountain” Activity at “China Life Little Painters” Event

Case: China Life’s Contribution to Cultivating Basketball Young Talent

In 2017, China Life became the exclusive sponsor of the National Youth Basketball Open (NYBO), which marked the beginning of the Company’s efforts to cultivate Chinese basketball talent. Over the next five seasons, from 2017 to 2022, China Life worked in collaboration with NYBO to promote youth basketball in China. This five-year journey can be compared to planting a seed that grows into a towering tree, symbolizing new hope for Chinese basketball. Through its support, China Life has contributed to building a solid foundation for the realization of a sports powerhouse and a healthy China.

On the Site of the NYBO

Case: China Life Hosted a “Music Life” Art Salon to Promote Cultural and Artistic Education

In September 2022, China Life hosted a “Music Life” art salon at the National Centre for the Performing Arts. The event consisted of a series of activities that covered a range of art categories, including recitation, violin, Huangmei Opera, guzheng, and more. Through engaging explanations, interactive experiences, and live performances, the event enriched the aesthetic education of young people and helped to improve their cultural and artistic accomplishments. Participants widely welcomed the event, making it a resounding success.

A Scene of Drama Interactions of the “Music Life” Salon

China Life Launches “Azure Starry Sky” Space Summer Camp for Young Reporters

In September 2022, China Life launched the “Azure Starry Sky” public welfare space summer camp for young reporters. During the camp, participants had the opportunity to attend engaging science classes led by Chinese space science experts and lecturers. They gained a deeper understanding of the story behind the construction of China’s space station.

A Photo of the Young Participants after an Engaging Science Class

The Young Students are Making Pneumatic Rocket Models

Case: China Life’s 700 Health Walk and Workout in 100 Cities Activities in 2022

From October to December 2022, China Life organized a series of activities with the theme of “Workout in 100 Cities, Light Up Every City”. The campaign aimed to showcase the vitality and style of cities and promote healthy living. The activities included offline health walk relays in 15 cities and online lighting of hand-painted maps.

Activity Sites of Some Cities of the “Workout in 100 Cities, Light Up Every City” Campaign

China Life actively carries out insurance donation work, donating over 11 million public welfare insurance products in 2022. This effort showcases the characteristic role of commercial insurance in helping and assisting individuals in need.

Case: China Life Guangxi Branch Donates Caring Women’s Health Insurance

China Life Guangxi Branch actively donated health insurance to women groups, including women in difficulty, low-income women, and leaders of women’s federations. The Company aims to strengthen support for women’s work, improve insurance protection for women, and aid in the construction of a comprehensive insurance and protection system for women. In March 2022, China Life Guangxi Branch collaborated with the Women’s Federation of the Autonomous Region in launching the “Healthy Guangxi, Women on the Way” activity. China Life Guangxi Branch donated RMB one million worth of women health insurance to the Guangxi Women and Children Development Foundation. The two parties continued to jointly donate health insurance for women to those with low incomes in rural and urban areas throughout the region. This effort has covered a total of 38,000 female policy holders with low incomes, providing an insurance coverage amount of RMB 1.9 billion. The initiative aims to aid women with severe illnesses and their families, provide warmth, and ignite hope.

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Launching Ceremony of “Healthy Guangxi, Women on the Way”

3.2.2 Volunteer services

China Life encourages its employees to participate in volunteer services. As of December 31, 2022, the Company has established more than 300 youth volunteer teams, with over 7,000 registered young volunteers, and has organized more than 1,500 volunteer activities with more than 30,000 participants.

Case: Excellent Volunteer for Mountain Fire Rescue at Chongqing Branch of China Life Insurance

In mid-August 2022, Chongqing was hit by extreme high temperature weather, resulting in large-scale forest fires breaking out in Fuling, Beibei, Banan, Jiangjin, Nanchuan, Dazu, Tongliang, Kaizhou, and other places. The leaders and employees of China Life Chongqing Branch actively responded to the calls of various district party committees and governments, and took the initiative to participate in mountain firefighting.

Comrade Zhu Mengqiao from Fuling District of Chongqing Branch actively participated in the fire rescue in Daliangshan and Beishanping of Fuling. After the fire broke out, Zhu Mengqiao quickly mobilized nearby veterans to form a volunteer group, and went to the fire scene during their spare time and on weekends to participate in the rescue as volunteers.

Comrade Su Jingxuan of China Life Chongqing Banan District Branch actively distributed relief supplies. Su Jingxuan and other volunteers raced against time to load pieces of mineral water and boxes of convenience food onto material vehicles.

Chen Yi, from Chongqing Branch, is a member of the rural revitalization team stationed in Xiehe Village, Yunyang. During a recent firefighting operation, Chen participated in the rescue efforts and was responsible for handling supplies. On the night of the operation, he bravely carried heavy extinguishers and returned to the mountain forest to extinguish remaining embers after the initial fire had been put out.

3.3 Focus on Personnel Development and Training

China Life places a high priority on the well-being of its employees, and is committed to protecting their rights and interests in accordance with the law. The Company is deliciated to implementing employee empowerment and development plans, providing a healthy and supportive work environment, and demonstrating its care for employees.

3.3.1 Employee rights protection

China Life complies with the Labor Law of the People’s Republic of China, the Labor Contract Law of the People’s Republic of China, and other relevant laws and regulations. The Company strictly adheres to the Administrative Measures for Employee Recruitment in the Branches of China Life and the Measures for Employee Management in the Branches of China Life, among other company policies, to safeguard the rights and interests of its employees.

The Company upholds the principle of employment diversification and equal opportunities. Striving to prevent any discrimination based on factors such as gender, region, ethnic group, religion, age, marital status, disability, political stance, in recruitment, salary, training, and promotion, and opposing child labor and forced labor. China Life promotes a diverse and inclusive employment environment that values the unique personalities and contributions of all employees. In 2022, the total number of employees with labor contracts at China Life was 100,378, with 56.51% of employees being female and 6.42% being ethnic minorities.

China Life recognizes the challenge of employee turnover and actively monitors turnover rates while conducting assessments to identify the causes of employee departures. It implements targeted measures to optimize and improve retention rates. In 2022, China Life maintained a stable trend in employee turnover rates, which were at 1.99%.

The Company has established procedures for employees to lodge complaints, ensuring that their right to express dissatisfaction is protected. All levels of the trade union fully utilize the workers’ and employees’ congress to promote democratic management and supervision, safeguarding the democratic rights of workers. In 2022, China Life held the eighth and ninth workers and employees’ congress of the third session of the Company and the 10th and 11th workers and employees’ congress of the second session of the headquarters organs, solidifying democratic management practices within the enterprise. As of December 31st, 2022, the workers and employees’ congress of China Life covered 100% of its employees.

3.3.2. Employee developments

At China Life, we place great importance on the career development of our employees and strive to offer transparent and equitable promotion opportunities for all staff members. To achieve this goal, we have established a comprehensive personnel training program, including the Measures for Employee Performance in Branches of China Life. This policy outlines differentiated performance appraisal policies for employees, regular performance evaluations, performance reports and timely handling of performance complaints. We also link performance targets to variable salaries, providing financial incentives to employees who meet or exceed their performance goals to ensure continued motivation and engagement.

We recognize the importance of employee growth and have developed several systems, such as the Management Measures for Staff Education and Training of China Life and Management Regulations on the Annual Staff Training Plan of China Life. These systems provide all our employees with relevant training that covers basic theory, skills training, professional job training, and professional qualification training. By empowering employees in all directions, we improve their abilities. We encourage employees to improve their professional skills by publishing Management Measures on External Qualifications and establishing an external qualification database, which motivates them to obtain qualifications outside of the Company.

To further support employee development, we provide specialized training for employees at all levels, to support their development and improve our talent management. Our specific career development training programs cover new employees, grassroots managers, young leaders and professional managers. Our goal is to ensure that we have a sufficient number of talented employees with a complete skillset and a reasonable structure.

Special Training Program in 2022

Training of leaders

The Company has established the Cadre Education and Training System, which aims to continuously enhance the education and training of leaders, improve the curriculum system for management training before and during their appointment, and promote leadership development and advancement for all leaders in China Life. This system strengthens their ability to manage enterprises in all directions.

In 2022, the Company collaborated with the Central Party School of the CPC to hold several special training courses on party spirit. This initiative was designed to enhance the political awareness and the ability of the departmental and divisional leaders at the headquarter, executives of provincial companies and top leaders of city branches.

Training for fresh graduates

China Life has continued to promote the training program for fresh graduates, which includes a three-year and four-level training system for entry, employment, promotion, and advancement. Through this system, the Company accelerates the process of assisting “new generation” employees in familiarizing themselves with the Company’s operations, adapting to job requirements, and integrating into the Company’s culture through training, grassroots internship, and follow-up mentoring.

The Company has created the Spreading Wings Program, a training program for fresh graduates in branches. Adhering to the principle of “strict selection, intensive training, and focus on practices”, the program sets up seven training mechanisms for fresh graduates, including rotation training, double mentorship, practices in base, professional training, practical exercises, follow-up assessment, and prioritized promotion. This program accelerates the training and development of young talents and provides strong support for the quality development of the Company.

Cooperative training with external professional institutions

China Life has partnered with several professional training institutions, including Shanghai Futai, KNX, and China-Europe Business School to provide management training programs for its headquarters, provincial, municipal, and county-level companies. These programs cover seven types of management leaders.

In 2022, the Company collaborated with Groway, a consultancy, to offer training courses that aim to train junior, middle, and senior employees into part-time lecturers. This initiative has resulted in a three-level training system for part-time lecturers and has helped the Company to develop a team of authorized lecturers for its branches.

Case: China Life Lectures Training Program

In 2022, the Company launched the “China Life Lectures” program, which invited experts and scholars from the Central Party School of the CPC, universities, and professional institutions to conduct various special training sessions for our employees. This program proved to be highly successful, with 421,000 participants and a total training time of 45 hours.

3.3.3 Employee care

At China Life, we prioritize the welfare and well-being of our employees. We adhere to the country’s policies on labor and personnel, as well as regulations on salary and welfare, and have developed a comprehensive salary and benefits system that covers all our employees. We also promote work-life balance and are committed to ensuring that every employee’s benefits are effectively guaranteed. In 2022, we further refined our benefits management system and revised the Measures on Management of Employee Benefits at Branches of China Life, which has effectively enhanced the happiness and sense of belonging of our employees.

We also prioritize the occupational health of our employees and comply with the Labor Law of the People’s Republic of China, the Regulation on Work-Related Injury Insurance, and other relevant laws and regulations. We provide regular medical examinations for our employees. We also understand the importance of mental health and offer 7*24 psychological consultation services for our employees through telephone, video, and face-to-face consultations.

Furthermore, we encourage our employees to engage in physical activities to improve their overall health. In 2022, we organized the “Passion China Life” competition at our headquarters and had 4,810 participants. We continued to support the “Home to Workers” initiative. This initiative aims to construct recreational spaces for our employees, and we received financial-level co-construction support, along with a special fund of RMB 100,000 from the financial trade union. Through our concerted efforts, we successfully constructed 60 homes for workers at the group level, and received the group’s special co-construction fund of RMB 3 million. We also constructed an additional 5 homes for workers at the company level and allocated RMB 200,000 in co-construction funds towards the same.

Case: China Life launched the “Red Power, Keep Reading” activity

In 2022, China Life initiated the “Red Energy, Keep Reading” staff reading and sharing activity, which recognized 300 awards under categories such as “Learning and Reading”, “Perusing and Sharing”, and “Reading and Imagination”. With a total of 13,990 employees from across the Company participating in the activity, it significantly stimulated the staff’s passion for reading and learning, creating a positive reading atmosphere within the organization.

Case: Women care activities

In 2022, China Life promoted several women’s care activities and strengthened support for its female employees through practical measures. These activities included:

Holding a special event on “Emotional Management and Living a Happy Life” and inviting renowned developmental psychologists to share their expertise on goal-decompression strategies and the happiness laws in the new era. Representatives from various departments of the Company participated in the event at the main venue in Beijing, and over 10,000 female employees took part online and offline.

Promoting the establishment of care rooms for female employees, and successfully completing the installation of facilities and activity schedules in these spaces to provide a comfortable resting area for female employees.

The coverage rate of special collective contract for female workers reached 100%.

•  The number of female workers in difficulty whose files were refined in 2022 is 487.

4. Credit of China Life

China Life insists on operating in compliance with laws and regulations. The Company takes proactive measures to identify and mitigate potential risks in its business operations and remains fully dedicated to practising and upholding business ethics in all its activities. China Life actively promotes the building of a clean and honest organization, and has implemented various anti-corruption and anti-money laundering regulations. As a result, the Company has achieved new results in the development of corporate governance.

4.1 Sound Governance

China Life is committed to integrating laws and regulations into the whole process of the Company’s operation. The Company actively collaborates with investors to enhance the transparency of information disclosure, providing a good guarantee for the Company’s operation.

4.1.1 Improving corporate governance

China Life continuously improves corporate governance to ensure the effectiveness and standardization of corporate governance with a perfect governance system. The Company strictly abides by the regulatory requirements and listing rules of its listing location. To improve transparency, China Life continuously refines its information disclosure system and enhances the quality of its disclosures. The Company proactively engages with investors, ensuring that all investors, especially small and medium-sized investors, have equal and accurate access to investment decision-making information. In addition, China Life solidly promotes work related to the general shareholders meetings, the Board of Directors, and the Board of Supervisors in accordance with the relevant rules of procedure. In 2022, the Company held 4 general shareholders meetings, 14 meetings of the Board of Directors, and 7 meetings of the Board of Supervisors.

China Life attaches great importance to the diversity of the Board of Directors and considers various major factors when nominating and appointing directors, including gender, age, professional qualifications, industry experience, and educational background. As of December 31, 2022, the Board of Directors comprises 8 directors, including 1 female director. The Directors are experienced in industry development, financial risk identification and prevention, financial audit, law and compliance management, and sustainable development. All chairmen of the Special Committees under the Board of Directors are independent directors, and members of the Audit Committee are also independent directors with professional backgrounds and experience in financial auditing and law and compliance management.

Governance framework of China Life

Expanding investor communication

China Life has thoroughly implemented local regulatory requirements for listed companies and has made efforts to expand investor services and communication channels. The Company has also improved communication efficiency with the capital market and investors.

In 2022, the Company organized various forms of investor communication activities, including four annual, semi-annual, and quarterly performance conferences both online and offline throughout the year. These events attracted 1,995 analysts and investors and garnered 37,439 views of live webcasts. Additionally, the Company held 38 online non-deal roadshows to showcase its performance. Throughout the year, 154 communication meetings with investors and analysts were held through the internet, telephone, and offline meetings, including 61 online domestic and foreign investor conferences, with a total of more than 1,500 participants.

China Life has continuously improved investor communication methods, with a focus on efficiency and convenience. The Company has utilized various tools such as email, telephone, and the internet to establish a communication platform for investors. In addition, China Life has been timely sharing company information and news with investors through its official WeChat account and WeChat mini program for investor relations., ensuring convenient and timely access to investor information.

Enhance information disclosure

China Life has implemented a comprehensive and rigorous information disclosure workflow and system to ensure the quality and effectiveness of its information disclosure. In 2022, the Company not only comply with regulatory requirements and improved its corporate governance, but also disclosed information on its solvency ratio under the second-phase rules of the second-generation solvency supervision system (referred to as “the second generation of solvency system” below). The Company also places great emphasis on voluntary information disclosure, particularly regarding its online insurance business and city-specific commercial health insurance business, and set up a special section of “Insurance Product Analysis” to enrich product information disclosure. China Life continuously promotes the information disclosure of “Comprehensive Health and Endowment Insurance”. The Company won an A-level evaluation of information disclosure for listed companies on the main board of the Shanghai Stock Exchange in 2021-2022.

4.1.2 Operating in compliance with laws and regulations

China Life has been committed to enhancing corporate governance by strengthening the leadership of the Party and reinforcing the rules and regulations of the Company. It has undertaken various tasks such as establishing new regulations and reviewing and eliminating ineffective systems, organizing system clean-up and investigation, and promoting the development of a systematic, scientific, standardized, and effective governance system. As a result, the Company has effectively transformed the system’s advantages into corporate governance efficiency, resulting in the development of a more mature and standardized modern financial enterprise system that reflects Chinese characteristics.

Moreover, China Life has consistently improved its compliance management system and corporate governance structure by adhering to the local regulations for listed companies. The Company has utilized the professional committees of the Board of Directors, such as the Audit Committee and the Risk Management and Consumer Rights Protection Committee, to promote the “System Compliance Year” activities. Furthermore, the “three lines of defense” in compliance management have been leveraged to optimize compliance operation mechanisms, enhance compliance, and improve the efficiency of compliance management.

4.2 Sustainable Governance

China Life adheres to the business philosophy of stability, integrity, and compliance, with a focus on forward-thinking planning and systematic thinking. The Company constantly improves its risk management system, implements the construction of a clean organization, and strengthens supply chain compliance management.

4.2.1 Risk management

In terms of risk management, China Life considers risk prevention and control as the bottom line and cornerstone of its development. The Company focuses on the construction of its financial risk management system and deeply optimizes risk management measures to effectively improve its risk prevention and control.

Guided by regulatory requirements, the Company continuously upgrades its risk management system. In 2022, China Life actively adjusted the organizational leadership and top-level design of risk management, shifting its risk preference towards a “people-centered” development concept. It further improved the Rules of Procedure for the Risk Management Committees of Provincial Branches and the Headquarter, Regulations for Comprehensive Risk Management, the seven types of risk management systems, supporting systems and detailed rules for solvency risk management. The Company ensured that the requirements of the second generation of solvency system are fully integrated into the institutional framework.

China Life responded proactively to the adjustment of comprehensive risk rating indicators under the second-phase rules of the second generation of solvency system, and continuously improved its data management of comprehensive risk rating. The Company strictly carried out annual self-assessment work and promoted solid rectification. In 2022, the Company maintained a good rating on its comprehensive risk rating, keeping its Class A rating for 19 consecutive quarters, effectively highlighting the Company’s risk management and control efficiency.

Intelligent risk control

China Life pays attention to technological empowerment, continuously increases investment in intelligent risk control, and continuously promotes the application of new technologies such as big data and artificial intelligence in the field of risk management. Through these efforts, China Life has achieved the integration and sharing of risk data, streamlined the management of risk control information resources, and digitized and automated risk control management methods.

Preventing illegal fund-raising

The Company has implemented the Measures for the Administration of Preventing and Disposing of Illegal Fund-Raising and continues to enhance its top-level design and architecture system to effectively prevent and address any instances of illegal fund-raising. Additionally, the Company is committed to strengthening its public education campaigns aimed at preventing illegal fund-raising. China Life actively promotes a culture of prevention of illegal fund-raising and participates in events such as the “Keep Your Money Safe and Protect Your Happy Family” campaign organized by the China Banking and Insurance Regulatory Commission. During the campaign, China Life organized nearly 10,000 activities at its outlets, with an accumulated attendance of 700,000. As part of the campaign, the Company produced 1,491 short videos for the short video collection contest to prevent illegal fund-raising, which has effectively expanded its social influence in preventing illegal fund-raising.

Anti-money laundering

China Life has made significant progress in enhancing its anti-money laundering risk management system through various investigation initiatives, including anti-money laundering self-examinations and self-corrections, investigations of key issues, special inquiries into suspicious cases, and high-risk customer investigations. In 2022, the Company amended the Measures for the Administration of Anti-Money Laundering and Anti-Terrorist Financing, as well as the Regulations on Risk Assessment, Classification and Management of Customer Money Laundering and Terrorist Financing. Additionally, the Company improved its anti-money laundering verification and identification system by integrating artificial intelligence and machine learning technologies, which is a first in the insurance industry. This has resulted in a 50% increase in the average processing efficiency of a single suspicious transaction and a recognition accuracy of 96%. In August 2022, the Company initiated an extensive campaign to raise anti-money laundering awareness, with the theme “Compliance with Anti-Money Laundering Laws and Regulations, Enhancing Anti-Money Laundering Awareness”. The campaign was successful in attracting over 2.7 million participants, including more than 0.57 million professionals in the insurance industry.

4.2.2 Anti-corruption

China Life is committed to upholding a culture of clean governance and strictly adheres to the internal regulations of the Communist Party of China, including The Constitution of the Communist Party of China, The Norms Regarding Intra-Party Political Life In New Situation, The Code of Integrity and Self-discipline of the CPC, The Code of Integrity and Self-discipline of the CPC, and Rules on Integrity of Executives of State-Owned Enterprises. The Company actively promotes anti-corruption measures to maintain integrity and transparency.

To bolster its anti-corruption efforts, the Company has developed and implemented The List of Key Areas and Steps of Anti-corruption (Trial) and The Negative List of Performance for Top Leaders at All Levels （2022）. Additionally, The Company has also reinforced the accountability mechanisms for its top leaders by precisely outlining rules regarding duty performance, bidding and procurement, personnel appointments, and performance appraisals. China Life firmly adheres to a “zero tolerance” policy towards corruption, and in 2022, no lawsuits related to corruption involving the Company were reported.

The Negative List of Performance for Top Leaders at All Levels——Bidding and Procurement:

Top leaders are strictly prohibited from recommending suppliers to the procurement department during centralized procurement, daily procurement, and infrastructure projects, whether done explicitly or implicitly. Top leaders are not allowed to approve vendors who have a benefit-based relationship with them. Additionally, splitting projects to avoid centralized procurement and decisions made by the Party Committee is prohibited for top leaders.

China Life Insurance has established a regular and standardized system for internal review, audit, performance appraisal, and reward and punishment. This system encompasses all the relevant business lines of the Company and undergoes regular external supervision. China Life also actively implements any necessary rectifications to ensure compliance and best practices.

Internal audit	In 2022, the Company investigated its implementation of the Eight Central Regulations. The review covered the whole system and aimed to ensure compliance with these regulations.

External supervision	In the same year, the Secretary and Deputy Secretary of the Discipline Inspection Commission conducted more than 40 talks about clean organization with newly appointed department and divisional-level personnel at the headquarters and the management team of provincial branches. During these talks, they emphasized the importance of clean organization discipline and put forward relevant requirements.

At China Life, we place great emphasis on providing regular business ethics training to all employees and marketing partners. Our training programs cover a broad spectrum of topics, including integrity education, clean organization practices, anti-corruption regulations, and laws and regulations related to business ethics. We also provide targeted training based on job levels to ensure that all employees receive the appropriate level of training. As of December 31, 2022, all members of our board of directors, board of supervisors, and executives participated in the “Special Training on Anti-money Laundering for Directors, Supervisors, and Executives,” which lasted for 0.5 hours.

Training and Courses for the Management

The “Party’s Work Style and Clean Government Education” column has been published on China Life E-learning, along with the launch of three special courses aimed at party members and leaders of the whole system. These courses have received significant participation, with 60,657 people completing the study of the Party Conduct and Integrity Pocket Book (2022), spending a total of 121,314 hours on the course. Similarly, the Xi Jinping’s Opinions on Building a Clean Party and Combating Corruption (2022) had 51,206 people enrolled and a total study time of 76,809 hours, while the Compilation of Systems for Implementing the Eight-point Regulation of the Centre, was completed by 61,228 people, who spent 91,842 hours on the course.

As part of our efforts towards clean organization education, we also offer advanced training courses for young cadres and new local team members, which include clean government courses.

Training and Courses for Employees and Marketing Partners

All our employees and marketing partners have studied the China Life Corporate Culture System (2022), with an impressive 1,006,000 participants completing the course. Our corporate culture system promotes the business philosophy of “honesty, innovation, human centeredness and value,” emphasizing adherence to modern business ethics in our business development.

Furthermore, all our employees have participated in the Education and Training Course on Integrity Compliance and Administrative Punishment Warning, with 94,027 people completing the course, and a total study time of 188,054 hours.

•	Whistleblower protection

China Life has established multiple reporting channels and methods to report instances of disciplinary violations. These channels include a telephone number and mailing address that are prominently displayed on the official website. Upon receiving a report, the Commission for Discipline Inspection member conducts verification through conversations, letters and preliminary investigations to ascertain the authenticity of the reported issue. Once the problem is verified, the commission members handle it according to regulations and company policies.

To protect the legal rights of whistleblowers, China Life adheres to The Rules for Handling Accusations by Disciplinary Inspection and Inspection Authorities. The Company has also implemented additional measures to safeguard the identities of whistleblowers. These measures include encrypting and protecting their personal information and prohibiting anyone from tracing their identities without proper authorization. Any individual or entity found violating these rules will face disciplinary actions in accordance with company regulations.

4.2.3 Supply chain management

China Life adheres to the Bidding Law of the People’s Republic of China and other relevant laws and regulations. To ensure procurement quality, the Company has established and continually improves its supply chain management process. This includes the formulation of Regulations on Supplier Management, Environmental, Social, Governance and Green Financial Management Regulations, and other documents that aim to build a sustainable supply chain. China Life integrates ESG evaluation standards into supplier management, focusing on suppliers’ performance in areas such as information security, occupational health and safety, and environmental management. The Company further refines its ESG management requirements to suppliers and promotes anti-corruption. China Life makes it clear in its Statement to Suppliers that suppliers must commit to ethical business practices during the cooperation, actively maintain a fair and clean business environment, abide by international anti-corruption conventions, protect the legitimate rights and interests of their employees, and comply with laws and regulations related to environmental protection.

China Life has put in place a supplier management system that enables the effective management of supply chain risks. This system encompasses risk identification, classification, and regular assessment. The Company uses the scores of suppliers’ annual reviews as the basis for their classification, which ensures the quality of supply services while facilitating differentiated supplier management. In cases of supplier violations, China Life strictly follows the supplier withdrawal mechanism and implements corrective measures such as requiring suppliers to make improvements within a specified time frame, disqualifying partnership eligibility, implementing penalties, and blacklisting. As of December 31, 2022, China Life has 21,524 registered suppliers for centralized procurement, including 179 overseas suppliers.

4.3 Responsible Governance

China Life is committed to implementing its ESG strategy by continuously improving its ESG governance structure, carrying out ESG risk management, and enhancing ESG management.

4.3.1ESG strategy

China Life has set a ESG strategic goal of becoming a world-class and responsible life insurance company, guided by the ESG strategic concept of being people-oriented, caring for life, creating value, and serving society. To achieve this goal, China Life has developed an ESG and social responsibility strategic model that encompasses three dimensions: environment, society, and governance, and considers the interests of seven stakeholders, including the country, society, industry, customers, enterprises, employees, and the environment.

The Company has formulated The ESG & Social Responsibility Strategy Plan (2021-2025), to gradually promote ESG management and lead the life insurance industry in ESG management by 2025.

China Life ESG strategy model

Three phases promotion of ESG strategy

Environment Society Governance	Ensure the healthy operation
Employee Enterprise Industry Society Country Client	Ensure the healthy upgrade
Build a world-class and responsible life insurance company	Ensure the healthy life
Ensure the healthy growth	Ensure the healthy development

Ensure the healthy environment	Ensure the right of health
Ensure the healthy update	Ensure the healthy operation
Phase I ·Laying a solid foundation ·Improving key points ·Continuously embracing	Phase II ·Fully improvement ·Systematic promotion ·Regular management
Phase III ·Pursuing excellence ·Deep integration ·Leading development

4.3.2 ESG and green finance management structure

China Life is dedicated to establishing a robust ESG and green finance management structure that features well-defined roles and responsibilities. In line with the Guidelines on Green Finance for the Banking and Insurance Industries, which were issued by the China Banking and Insurance Regulatory Commission in 2022, the Company upgraded its ESG and green finance management structure from its existing ESG management system, thereby ensuring that roles and responsibilities for ESG and green finance management are clearly defined.

China Life ESG and green finance management structure

Governance	Board of Directors

Taking on the main responsibility of promoting the Company’s green finance, ESG, and other sustainable development initiatives.

Establishing and implementing green development concepts, include those related to the economy, low carbon, environmental protection, and sustainable development.

Leveraging the Company’s resources and influence, the Board of Directors promote the construction of an ecological civilization system and drive comprehensive green transformation in economic and social development, with the aim to establish a sustainable development model that benefits both the Company and society.

	Strategy and Assets and Liabilities Management Committee of the Board of Directors	The Committee is responsible for the management and supervision of sustainable development initiatives, such as low carbon measures, environmental protection and green finance.

Management	President’s Office	The Office is responsible for taking on specific tasks related to sustainable development management, such as ESG initiatives and green finance, as authorized by the Board of Directors.
	ESG/Green Finance Committee	The Committee’s role is to guide, coordinate and supervise the system-wide sustainable development management work in all aspects, including ESG and green finance.

Execution	Brand and Public Relations Department/Reputation Risk Management Department (Office of the ESG/Green Finance Committee)	This department is the lead department for sustainable development management, including ESG and green finance.
	Relevant departments of the headquarter, provincial branches and professional institutions directly under provincial branches, and city and county branches	These departments are responsible implementing ESG and green financial management tasks.

China Life ESG and green finance management structure

Board of Directors	ESG/Green Finance Office

Approval	Relevant departments of the headquarter, provincial branches，and city and county branches
Report	Strategy and Assets and Liabilities Management Committee of the Board of Directors

ESG/Green Finance Committee

4.3.3 ESG and green finance management system

China Life has implemented Environmental, Social and Governance and Green Finance Management Regulations, in accordance with the green and low-carbon development goals, environmental protection laws and regulations, industrial policies, industry access policies, and other regulations, to standardize the Company’s ESG and green finance management system. The Regulations cover key areas such as the organization and management of ESG and green finance, routine construction, ESG risk and internal control management, and institutionalization of major work items such as green investment, green insurance, green operation, green workplace, environmental target management, ESG rating management, climate change response, ESG supply chain management, and social welfare.

To manage ESG risks, China Life has formulated Measures on ESG Risk Management (Trial). These measures clearly define the risk management process, which includes risk identification, risk assessment, risk response and control, following and improvement of risk trends, reporting and filing, to comprehensively improve the risk management capability.

ESG risk management process

Risk identification	Identify and assess points of ESG risk faced by the Company during its operations, establish a comprehensive ESG risk database, conduct an annual review of ESG risks at least once a year, and ensure timely updates to the risk library.

Risk assessment	Score points of risk in the ESG risk library from three dimensions: impact, frequency and occurrence speed; and divide ESG risk into three levels based on the scores.

Risk response and control	Upon completion of the annual ESG risk assessment, implement appropriate measures and controls based on the level of ESG risk identified. In the event of a major ESG risk incident, the ESG Risk Emergency Leading Group will provide leadership and oversee response efforts.

Trend following and improvement	Continuously monitor industry trends related to ESG risk, update the ESG risk library in time and improve relevant special solutions for ESG risk.

Reporting and filing	Conduct at least one assessment of ESG risk management. Issue an annual ESG risk management assessment report and ESG risk identification and judgment based on the assessment.

In 2022, China Life identified the top five ESG risks as information security risks, climate change risks, corruption risks, human capital and customer relationship management risks, and talent attraction and retention risks. To address these risks, the Company has developed targeted management strategies to closely monitor the progress and trends of each risk.

4.3.4 Materiality analysis

As part of its commitment to sustainable development, China Life prioritizes the suggestions and needs of its stakeholders. This involves continually gathering stakeholder expectations and demands through efficient and effective communication channels and responding to them in a practical and effective manner.

Stakeholders	Expectations & Appeals	Mode of Communications

Government and Regulators	Operate in compliance with laws and regulations Pay taxes according to laws Create job opportunities Serve the national strategy Prevent risks	Work report and communication Participate in meetings and major activities Documents and special reports Accept supervision

Shareholders and Investors	Create stable returns Improve corporate governance Strengthen investor relationship management Disclosure information in a timely, accurate and complete manner	Shareholders’ meeting Regular announcements and roadshows Press conference Meeting of analysts Arrange investors and analysts to survey branches and subsidiaries

Customers	Good faith and quality services Satisfactory customer experience Rich insurance products Protect legitimate rights and interests	Smart service processes Survey of customers demand/satisfaction Service hotline Handling of customer complaints Characteristic customer activities and value-added services

Partners	Fair competition Good faith and mutual benefit	Daily informal communication Sign cooperation agreements Morning sessions and symposiums of sales agents Special surveys and lectures Survey of related parties

Employees	Safeguard basic rights and interests Assurance for salary and benefits Occupational health and safety Career advancement and development Care for employees	Pay wages in full and on time Congress of workers and staff Employees symposiums Training of employees Help needy employees President’s letter box Investigate the needs and satisfaction of employees

Community & Public	Promote local employment Take part in public welfare programs Drive community economy Rural revitalization Serve people’s livelihood

Community communications and surveys

Carry out public welfare activities

Volunteer services

Disaster relief

Insurance for poverty alleviation, e-commerce poverty alleviation, donations for medical care

Develop health insurance and inclusive medical care

Environment	Climatic changes Energy saving and emission reduction Integrated utilization of resources Green offices	Publicity about environmental protection Disclosure of environmental information Public welfare activities of environmental protection Green buildings Electronic service process

Materiality principle

China Life carefully analyzes and consolidates stakeholder expectations and demands, and adheres to the Environmental, Social and Governance Reporting Guide issued by HKEX. The Company also implements a rigorous process for identifying and evaluating material ESG issues. This includes conducting multidimensional research and analysis, such as macro-policy research, analysis of domestic and international social responsibility standards, strategic planning, industry benchmarking, and stakeholder engagement and interviews. As a result of this process, China Life has identified 19 material ESG issues based on their relevance to both stakeholder concerns and company development. These issues have been consolidated into an ESG matrix for 2022.

Materiality Identification Process

Identification	Comparison with domestic and foreign industrial standard Development strategy and plan of the Company Macro state policies Analysis of domestic and foreign standards for social responsibility

Survey	Influence on the Company Influence on stakeholders

Analysis	Analysis from management of the Company Anylysis from external experts

Confirmation	Confirm material issues and have materiality matrix of China Life

Materiality MatrixMateriality Identification Process

Win-win partnership	Information safety	Implementing major national strategies Rural revitalization	Financial risk prevention and control
Responding to climate change	Protecting consumers’ rights	Inclusive financial Green finance	Upgrading customer experience
Public welfare program	Science and Technology Innovation	Corporate governance	Product Diversity
Supply chain management	Protect rights & interests and development of employees	Leading the development of the industry	Compliance with laws and regulations

Very High

Importance for the Sustainable Development of China Life

Importance for the Sustainable Development of Stakeholders

High

4.3.5 United Nations Sustainable Development Goals (SDGs)

SDGs	China Life took the following actions:

●

•  Invested cumulative RMB 239 million in rural assistance, RMB 138 million in assistance through conception.

•  Established over 300 youth volunteer teams with more than 7,000 registered young volunteers, organized more than 1,500 volunteer services, resulting in over 30,000 participants in volunteer service.

•  Donations to China Life Charity Foundation reached RMB 34 million.

•  Donated 11 million public welfare insurance products, leveraging the characteristic role of commercial insurance in helping and assisting.

•  Provided nearly 90 million student insurance products, with a total of 28.5 trillion insured amounts.

•  Underwrote more than 52 million endowment insurance policies, accumulating over RMB 1.7 trillion in pension reserves for residents.

•  Continued the “China Life Little Painters” art education activities for 12 consecutive years.

•  Protected the rights and interests of women workers and promoted gender equality.

•  Refined 487 files of women employees with difficulties.

•  The signing rate of women employee collective contracts reached 100%.

•  Completed the signing of China Life Investment-Xinyuan Yihao equity investment plan; partnered with entities under China Energy Investment Corporation to jointly invest in clean energy projects, such as wind power and photovoltaic projects.

• Providing careers for over 100,000 employees. • 2,509 employee received assistance and condolences .

• Implemented more than 100 city-specific medical insurance projects, with 50 newly added in 2022 and a cumulative insured people of 22 million.

•  Invested about RMB 1.5 billion in ESG and green finance portfolio, and the accumulated scale of green investment in stock exceeded RMB 430 billion.

•  Advocated for a paperless work style and saved resources by achieving a 99.99% of paperless operation rate in individual business. The company also built a comprehensive online policy service for customers, and the self-service rate of online preservation reached 92.79%.

List of Measures and Regulations7

HKEX ESG Guidelines	Names

Aspect A1: Emissions	The Interim Measures for Energy Conservation and Emission Reduction of China Life Insurance Company Limited

Aspect A2: Use of Resources	Fix Asset Management Regulations of China Life Insurance Company Limited Vehicle Management Regulations of China Life Insurance Company Limited

Aspect A3: Environment and Natural Resources	Environmental, Social and Governance and Green Finance Management Regulations of China Life Insurance Company Limited

Aspect A4: Climate Change

Environmental, Social and Governance and Green Finance Management Regulations of China Life Insurance Company Limited

Regulations for Comprehensive Risk Management of China Life Insurance Company Limited

Measures for the Administration of Anti-Money Laundering and Anti-Terrorist Financing of China Life Insurance Company Limited

Measures on ESG Risk Management of China Life Insurance Company Limited (Trial)

Aspect B1: Employment

Administrative Measures for Employee Recruitment in the Branches of China Life Insurance Company Limited

Measures for Employee Performance in Branches of China Life of China Life Insurance Company Limited

Measures on Management of Employee Benefits at Branches of China Life of China Life Insurance Company Limited

Aspect B2: Health and Safety	/

Aspect B3: Development and Training

Management Measures for Staff Education and Training of China Life Insurance Company Limited

Management Regulations on the Annual Staff Training Plan of China Life Insurance Company Limited

Management Measures on External Qualifications of China Life Insurance Company Limited

Measures for Employee Performance in Branches of China Life Insurance Company Limited

Aspect B4: Labour Standards	Measures for Employee Management in the Branches of China Life Insurance Company Limited

[7]	Only the measures and regulations disclosed in this report are included. Other policies and systems of the Company are not covered.

Aspect B5: Supply Chain Management	Environmental, Social and Governance and Green Finance Management Regulations of China Life Insurance Company Limited Regulations on Supplier Management of China Life Insurance Company Limited

Aspect B6: Product Responsibility

ESG/Green Investment Basic Guiding Rules of China Life Asset Management Company Limited (Trial)

User Information Authorization and Personal Information Protection Policy of China Life Insurance Company Limited

Administrative Measures of China Life Insurance Limited for the Protection of Intellectual Property Right

Measures on Customer Experience of China Life Insurance Company Limited (Trial)

Aspect B7: Anti-corruption

The List of Key Areas and Steps of Anti-corruption of China Life Insurance Company Limited (Trial)

The Negative List of Performance for Top Leaders at All Levels of China Life Insurance Company Limited

Measures for the Administration of Anti-Money Laundering and Anti-Terrorist Financing of China Life Insurance Company Limited

Regulations on Risk Assessment, Classification and Management of Customer Money Laundering and Terrorist Financing of China Life Insurance Company Limited

Aspect B8: Community Investment	Regulations on Public Welfare Donations of China Life Insurance Company Limited

Table of KPI

Environmental Performance8

Performance	Unit	2020	2021	2022
Gasoline consumption of the fleet	L	20,589,331.69	17,959,731.50	14,496,376.72
Gas consumption	cubic meters	5,628,108.02	6,225,082.64	6,223,777.72
Coal consumption	kg	1,088,744.20	248,905.60	144,094.34
Diesel consumption	L	604,309.24	575,546.18	715,450.91
Liquefied petroleum gas	kg	262,592.65	440,375.95	330,568.93
Electric power consumption	kWh	467,976,768.60	551,218,573.61	536,106,340.74
Purchased thermal consumption	GJ	5,825,015.22	4,564,593.37	3,219,229.11
Comprehensive energy consumption	ton of standard coal	287,676.33	252,559.85	201,009.51
Comprehensive energy consumption density	kg standard coal / RMB 10,000 revenue	3.49	2.94	2.43
Total greenhouse gas emission	tons	1,104,841.23	1,062,662.36	708,241.70
Scope I (including greenhouse gas emissions from all fuel combustion)	tons of carbon dioxide equivalent	61,770.86	56,112.28	48,385.05
Scope II (including greenhouse gas emissions from purchased electricity used)	tons of carbon dioxide equivalent	1,043,070.36	1,006,550.08	659,856.65
Greenhouse gas emission density	kg CO2 equivalent / RMB 10,000 revenue	13.39	12.38	8.57

[8]

The calculations were made according to the General Principles for Calculation of Comprehensive Energy Consumption (GB/T2589-2020) and 2006 IPCC Guidelines for National Greenhouse Gas Inventories. The emission factors of purchased power are calculated with reference to the Notice on the Management of Greenhouse Gas Emission Reporting for Enterprises in the Power Generation Industry from 2023 to 2025 published by the Ministry of Ecology and Environment of the People’s Republic of China on February 7, 2023.

Waste batteries	pieces	673,105	646,607	565,347
Waste ink boxes	pieces	111,924	111,585	95,720
Waste toner cartridges	pieces	72,390	74,050	64,645
Electronic waste	tons	717.59	1,097.82	480.15
Kitchen garbage	tons	2,740.64	3,821.18	3,701.42
Other office waste	tons	2,601.45	2,812.84	2,472.89
Total office paper consumption	tons	7,072.73	4,827.09	4,472.58
Total office water consumption	tons	8,702,311.30	9,840,934.36	8,278,165.86
Water use density	Kg/RMB 10,000 revenue	105.49	114.63	100.21

Social Performance

Performance	Unit	2020	2021	2022
The number of intellectual property rights obtained by the Company	/	152	39	38
The number of new product development and upgraded product	/	237	160	88
Social insurance coverage	%	100	100	100
Donate funds	RMB 10,000	/	/	3,495.98
Total public benefit insurance endowment coverage	RMB 10,000	/	/	91,152,240.69
The number of male staff	person	44,336	43,998	43,656
The number of female staff	person	58,167	57,461	56,722
The number of staff in mainland China	person	102,496	101,450	100,362
The number of overseas staff[9]	person	7	9	16
The number of senior and middle management staff[10]	person	/	159	159
The number of general employees	person	/	101,300	100,219
The number of salesmen	in ten thousand	145.8	89	72.9

[9]	Number of contract employees from Hong Kong, Macao, Taiwan and foreign countries working in the China mainland.
[10]

Definition of middle and senior management: senior managers of the head office and members of the general manager office in provincial branches, excluding the full-time secretary of the Discipline Inspection Commission.

Total number of contracted employees	person	101,528	101,459	100,378
The number of employees aged under 35	person	47,953	38,494	36,085
The number of employees aged from 35 to 50	person	40,974	48,596	49,184
The number of employees aged over 50	person	13,576	14,369	15,109
The number of ethnic minority employees	person	6,431	6,486	6,442
Annual employee turnover rate	%	/	2.78	1.99
Turnover rate of the male employee	%	/	3.05	2.17
Turnover rate of the female employee	%	/	2.55	1.85
Turnover rate of employees aged under 35%		/	5.68	4.35
Turnover rate of employees aged from 35 to 50%		/	1.09	0.73
Turnover rate of employees aged over 50%		/	0.30	0.20
Turnover rate of employees in mainland China	%	/	2.78	1.99
Turnover rate of employees overseas	%	/	0	0
Total amount of new employees	person	/	3,894	3,515
The number of work-related death	person	/	8	3
The rate of work-related death	%	/	0.0078	0.003
The number of day lost due to work-related injury	day	/	8,870.5	5,779
Training rate of the male employees	%	/	100	100
Training rate of the female employees	%	/	100	100

Average training hours for employees	hours	111	119.00		114.56
Average training hours for the male employees	hours	103	108.30		110.82
Average training hours for the female employees	hours	127	125.97		118.31
Training rate of employees	%	100	100		100
Training rate of new employees	%	100	100		100
Training rate of senior and middle management employees	%	100	100		100
General employee training rate	%	/	100		100
Average training hours for senior and middle management employees	hours	162.4	156.15		159.53
Average training hours for normal employees	hours	105.3	113.09		109.46
The number of trainers in the system	person	220,363	176,423		143,189
Network courseware	pieces	5,805	7,354		5,912
The number of people learning online	in ten thousand	2,358.25	2,914.51		2,813.21
The number of people taking the online exam	in ten thousand	189.11	272.85		276.39
Employee training and development expenses	in RMB 100 million	/	1.776		0.9449
The number of registered suppliers in centralized procurement	/	/	21,524	*	29,442
The number of new registered suppliers in centralized procurement	/	/	9,341	*	7,918
The number of new registered suppliers in centralized procurement in mainland China	/	/	9,288	*	7,856
The number of new registered suppliers in centralized procurement in Hong Kong, Macao, and Taiwan China	/	/	23	*	36
The number of new overseas registered suppliers in centralized procurement	/	/	30	*	17

*	After adjustment, we retroactively updated some data in 2021.

ESG Index

General Disclosure and KPIs		Response
Environmental
A1 Emissions
General Disclosure		P14-17
A1.1	The types of emissions and respective emissions data.	P75
A1.2	Direct (Scope 1) and energy indirect (Scope 2) GHG emissions (in tonne) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	P74-75
A1.3	Total hazardous waste produced (in tonne) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	P75
A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	P75
A1.5	Description of emissions target(s) set and steps taken to achieve them.	P14-17
A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	P14-17
A2 Use of resources
General Disclosure		P14-17
A2.1	Direct and/or indirect energy consumption by type (e.g., electricity, gas or oil) in total (kWh in ‘000s) and intensity (e.g., per unit of production volume, per facility).	P74

A2.2	Water consumption in total and intensity (e.g., per unit of production volume, per facility).	P75
A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them.	P14-17
A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	N/A
A2.5	Total packaging material used for finished products (in tons) and, if applicable, with reference to per unit produced.	N/A
A3 Environment and Natural Resources
General Disclosure		P14-17
A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	P14-17
A4 Climate change
General Disclosure		P17-20
A4.1	Description of the significant climate-related issues which have impacted, and may impact, the issuer, and the actions taken to manage them.	P17-20
Social
Employment and Labor Practices
B1 Employment
General Disclosure		P50
B1.1	Total workforce by gender, employment type (full-time or part-time), age group and geographical region	P75-76
B1.2	Employee turnover by gender, age group and geographical region	P75-76

B2 Health and Safety
General Disclosure		P52-53
B2.1	Number and rate of work-related fatalities in each of the past three years (including the reporting year).	P76
B2.2	Lost days due to work-related injury.	P77
B2.3	Description of occupational health and safety measures adopted, and how they are operated and monitored.	P52-53
B3 Development and Training
General Disclosure		P50-52
B3.1	The percentage of employees trained by gender and employee category (e.g., senior management, middle management).	P77
B3.2	The average training hours completed per employee by gender and employee category.	P77
B4 Labour Standards
General Disclosure		P50
B4.1	Description of measures to review employment practices to avoid child and forced labour.	P50
B4.2	Description of steps taken to eliminate such practices when discovered.	P50
Operating Practices
B5 Supply Chain Management
General Disclosure		P61
B5.1	Number of suppliers by geographical region.	P77-78

B5.2	Description of practices relating to engaging suppliers, the number of suppliers operating relevant practices and relevant operation and monitoring methods	P61
B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are operated and monitored.	P61
B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are operated and monitored.	P61
B6 Product Responsibility
General Disclosure		P21-41
B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	N/A
B6.2	Number of products- and service-related complaints received and how they are dealt with.	P38-41
B6.3	Description of practices relating to observing and protecting intellectual property rights.	P31-32
B6.4	Description of quality assurance process and recall procedures.	N/A
B6.5	Description of protection and privacy policies on consumer data, as well as relevant operation and monitoring methods	P27-31
B7 Anti-corruption
General Disclosure		P56-61
B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	P59
B7.2	Description of preventive measures and whistle-blowing procedures, and how they are operated and monitored.	P61

B7.3	Description of anti-corruption training provided to directors and staff.	P59-61
Community
B8 Community Investment
General Disclosure		P41-50
B8.1	Focus areas of contribution (e.g., education, environmental concerns, labour needs, health, culture, sport).	P41-50
B8.2	Resources contributed (e.g., money or time) to the focus area.	P41-50 & P75

GRI Index

GRI STANDARD	DISCLOSURE	LOCATION	RESPONSE
GRI 1: Foundation 2021
GRI 2: General Disclosures 2021	2-1 Organizational details	About Us	P6-7
	2-2 Entities included in the organization’s sustainability reporting	About the Report	P2
	2-3 Reporting period, frequency and contact point	About the Report	P2
	2-4 Restatements of information	About the Report	P2
	2-6 Activities, value chain and other business relationships	Sustainable governance	P61
	2-7 Employees	Focus on Personnel Development and Training	P50
	2-9 Governance structure and composition	Sound Governance	P54-56
	2-10 Nomination and selection of the highest governance body	Sound Governance	P54-56
	2-11 Chair of the highest governance body	Sound Governance	P54-56
	2-12 Role of the highest governance body in overseeing the management of impacts	Sound Governance	P54-56
	2-13 Delegation of responsibility for managing impacts	Responsible Governance	P61-70
	2-14 Role of the highest governance body in sustainability reporting	Sound Governance	P54-56
	2-16 Communication of critical concerns	Responsible Governance	P61-66
	2-17 Collective knowledge of the highest governance body	Responsible Governance	P61-66
	2-18 Evaluation of the performance of the highest governance body	Responsible Governance	P61-66
	2-19 Remuneration policies	Focus on Personnel Development and Training	P50-52

	2-20 Process to determine remuneration	Focus on Personnel Development and Training	P50-52
	2-22 Statement on sustainable development strategy	Responsible Governance	P62--63
	2-23 Policy commitments	List of Measures and Regulations	P72-73
	2-24 Embedding policy commitments	Responsible Governance	P62-66
	2-25 Processes to remediate negative impacts	Sustainable governance	P56-61
	2-26 Mechanisms for seeking advice and raising concerns	Sustainable governance	P56-61
	2-27 Compliance with laws and regulations	Sound Governance	P54-56
	2-28 Membership associations	Recognitions in 2022	P7-8
	2-29 Approach to stakeholder engagement	Responsible Governance	P66-70
GRI 3: Material Topics 2021	3-1 Process to determine material topics	Responsible Governance	P66-70
	3-2 List of material topics	Responsible Governance	P66-70
	3-3 Management of material topics	Responsible Governance	P66-70
GRI 201: Economic Performance 2016	201-1 Direct economic value generated and distributed	About Us	P6-7
	201-2 Financial implications and other risks and opportunities due to climate change	Promoting Low-carbon Operations	P14-20
	201-3 Defined benefit plan obligations and other retirement plans	Converging Multiple Products	P21-24
GRI 203: Indirect Economic Impacts 2016	203-1 Infrastructure investments and services supported	Sticking to Responsible Investment; Converging Multiple Products	P11-13, P21-24
	203-2 Significant indirect economic impacts	Sticking to Responsible Investment; Converging Multiple Products	P11-13, P21-24
GRI 204: Procurement Practices 2016	204-1 Proportion of spending on local suppliers	Sustainable governance	P61
GRI 205: Anti-corruption 2016	205-1 Operations assessed for risks related to corruption	Sustainable governance	P56-61
	205-2 Communication and training about anti-corruption policies and procedures	Sustainable governance	P56-61
	205-3 Confirmed incidents of corruption and actions taken	Sustainable governance	P56-61

GRI 206: Anti-competitive Behavior 2016	206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	Sustainable governance	P56-61
GRI 301: Materials 2016	301-1 Materials used by weight or volume	Table of KPI	P74-78
GRI 302: Energy 2016	302-1 Energy consumption within the organization	Table of KPI	P74-78
	302-3 Energy intensity	Table of KPI	P74-78
	302-4 Reduction of energy consumption	Table of KPI	P74-78
	302-5 Reductions in energy requirements of products and services	Promoting Low-carbon Operations	P14-20
GRI 303: Water and Effluents 2018	303-1 Interactions with water as a shared resource	Promoting Low-carbon Operations	P14-20
	303-2 Management of water discharge-related impacts	Promoting Low-carbon Operations	P14-20
	303-3 Water withdrawal	Table of KPI	P74-78
GRI 305: Emissions 2016	305-1 Direct (Scope 1) GHG emissions	Table of KPI	P74-78
	305-2 Energy indirect (Scope 2) GHG emissions	Table of KPI	P74-78
	305-4 GHG emissions intensity	Table of KPI	P74-78
	305-5 Reduction of GHG emissions	Table of KPI	P74-78
GRI 306: Waste 2020	306-1 Waste generation and significant waste-related impacts	Promoting Low-carbon Operations	P14-20
	306-2 Management of significant waste-related impacts	Promoting Low-carbon Operations	P14-20
	306-3 Waste generated	Table of KPI	P74-78
	306-5 Waste directed to disposal	Table of KPI	P74-78
GRI 308: Supplier Environmental Assessment 2016	308-1 New suppliers that were screened using environmental criteria	Sustainable governance	P56-61
	308-2 Negative environmental impacts in the supply chain and actions taken	Sustainable governance	P56-61
GRI 401: Employment 2016	401-1 New employee hires and employee turnover	Focus on Personnel Development and Training	P50-53
	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	Focus on Personnel Development and Training	P50-53

GRI 403: Occupational Health and Safety 2018	403-2 Hazard identification, risk assessment, and incident investigation	Focus on Personnel Development and Training	P50-53
	403-3 Occupational health services	Focus on Personnel Development and Training	P50-53
	403-4 Worker participation, consultation, and communication on occupational health and safety	Focus on Personnel Development and Training	P50-53
	403-5 Worker training on occupational health and safety	Focus on Personnel Development and Training	P50-53
	403-6 Promotion of worker health	Focus on Personnel Development and Training	P50-53
	403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	Focus on Personnel Development and Training	P50-53
	403-9 Work-related injuries	Focus on Personnel Development and Training	P50-53
	403-10 Work-related ill health	Focus on Personnel Development and Training	P50-53
GRI 404: Training and Education 2016	404-1 Average hours of training per year per employee	Focus on Personnel Development and Training	P50-53
	404-2 Programs for upgrading employee skills and transition assistance programs	Focus on Personnel Development and Training	P50-53
GRI 405: Diversity and Equal Opportunity 2016	405-1 Diversity of governance bodies and employees	Focus on Personnel Development and Training; Sound Governance	P50-53, P54-56
GRI 406: Non-discrimination 2016	406-1 Incidents of discrimination and corrective actions taken	Focus on Personnel Development and Training	P50-53
GRI 408: Child Labor 2016	408-1 Operations and suppliers at significant risk for incidents of child labor	Focus on Personnel Development and Training	P50-53
GRI 409: Forced or Compulsory Labor 2016	409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labor	Focus on Personnel Development and Training; Sustainable governance	P50-53, P56-61

GRI 413: Local Communities 2016	413-1 Operations with local community engagement, impact assessments, and development programs	Serving National Strategies; Mobilizing Public Welfare Efforts	P41-45, P45-50
GRI 418: Customer Privacy 2016	418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	Deepening Scientific and Technological Innovation	P27-31

Feedback Form

Dear Reader,

Thank you very much for reading this report. We sincerely wish to have your comments on this report to help us continuously improve our social responsibility efforts and enhance our ability to perform social responsibility.

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Open-ended question

What are your suggestions to China Life on its performance of ESG or social responsibility?

You may give us your feedback in the way as described below:

Tel: +86-10-63631221

Fax: +86-10-66575112

Email: shenhuiying@e-chinalife.com

Address: F12 Tower A, China Life Plaza, No. 16, Finance Street, Xicheng District, Beijing

Zip Code: 100033

Exhibit 99.1

China Life Insurance Company Limited 2022 Environmental, Social and Governance & Social Responsibility Report

Contents About the Report 02 Message from the Chairman 04 Performance Highlights 2022 06 01 Engine of China Life Practicing Green Finance 14 Sticking to Responsible Investment 16 Promoting Low-carbon Operations 18 About Us 08 Recognitions in 2022 10 Statement by the Board of Directors 11 02 Efforts of China Life Converging Multiple Products 26 Deepening Scientific and 29 Technological Innovation    Building Smart Services 34 03 Responsibilities of 04 China Life Credit of China Life Serving National Strategies 44 Sound Governance 56 Mobilizing Public Welfare Efforts 47 Sustainable Governance 58 Focus on Personnel Development 51 Responsible Governance 61 and Training List of Measures and Regulations 68 Table of KPI 69 ESG Index 72 GRI Index 75 Feedback Form 79

02 About the Report This report is the 16th Environmental, Social and Governance Report of China Life Insurance Company Limited (hereinafter referred to as “China Life”). This report aims at responding to stakeholders’ expectations and demonstrating its concept, actions and performance related to the environment, society, corporate governance and sustainable development. Organizations Covered by the Report If not specified, all data and information disclosed in the report cover China Life. Its subsidiaries are excluded. Notes on the Data of the Report The key financial data of this report came from the audited 2022 Annual Report of China Life Insurance Company Limited and other data from the Company’s internal documents and related statistics. Time Range of the Report From January 1 to December 31, 2022, with part of the content in excess thereof. Basis for Report Preparation The report is prepared in accordance with Environmental, Social and Governance Reporting Guide issued by HKEX, Notice on Strengthening Listed Companies’ Assumption of Social Responsibility and the Shanghai Stock Exchange’ Guidelines on Listed Companies’ Environmental Information Disclosure issued by Shanghai Stock Exchange and discloses information as per Global Reporting Initiative’s (GRI) Sustainability Reporting Guidelines. Engine of China Life Efforts of China Life Responsibilities of China Life Credit of China Life 03 Notes on Appellation For the convenience of expression and reading, China Life Insurance Company Limited is hereinafter referred to as “China Life” “the Company” or “we”. If not specified, the amount is shown in RMB (yuan). Reporting Period This is an annual report. How to Obtain the Report The report is release in online version. You can browse and download the Simplified Chinese, Traditional Chinese, and English versions of the report at the following website: The official website of the Company (www.e-chinalife.com) The website of Shanghai Stock Exchange (www.sse.com.cn) The website of SEHK (www.hkex.com.hk)

04
Engine of China Life Efforts of China Life Responsibilities of China Life Credit of China Life
05

Message from the Chairman

The 20th National Congress of the Communist Party of China in 2022 drawed an ambitious blueprint to advance the great rejuvenation of China on all fronts through a Chinese path to modernization. As a company with deep roots in China, China Life is dedicated to following the guidance of Xi Jinping's Thought on Socialism with Chinese Characteristics for a New Era. We actively implement the decisions and arrangements made by the CPC Central Committee, with a steadfast focus on the precautionary function of insurance and the principle of "insurance is for guarantee, insurance is for people". As a national financial enterprise and "main force" with high-quality development, China Life is committed to fully leveraging its exemplary role. With a total market value that surpasses most insurance companies worldwide, China Life is a leading insurance company that prioritizes sustainability and corporate social responsibility. Our widely recognized ESG practices have earned us a BBB rating from MSCI, an international authoritative rating agency, which indicates that we are at the forefront of the domestic life insurance industry. Our pursuit of excellence has also garnered numerous accolades, including the Best Investment Value Award for Listed Companies of the China Securities Golden Bauhinia Award and the Best Life Insurance Company of the Year in Asia. We are proud to have embarked on a "China Life ESG Road" with Chinese characteristics that align with international standards.

Over the past year, we have incorporated the goal of "Two Mountains Theory" and sustainable development as well as carbon peaking and carbon neutrality into our operations and management. By establishing a new engine of green finance, we have added vibrancy to the Beautiful China initiative. Through green finance, we are promoting green development and actively serving customers in the green industry while complementing insurance coverage and liabilities. Our accumulated size of green investment in stock has surpassed RMB 430 billion. We've also achieved a paperless rate of nearly 100% for personal long-term insurance purchases, an online policy service rate of over 92% and an electronification rate of over 90% for claim settlements. We have created a full process of online services by making effective use of data to ensure that customers can easily accomplish their tasks.

Over the past year, we have remained committed to our insurance roots, supporting major national strategies and leading the industry. Our focus on core responsibilities and businesses has contributed to the construction of a multi-level social security system. By promoting inclusive insurance and policy-related businesses, we've undertaken over 200 critical illness insurance projects, resulting in a reduction of more than RMB 25 billion in medical costs for our insured customers. In addition, we have implemented more than 100 city-specific medical insurance projects. Our commitment to serving the aging population has led us to establish personal pension businesses in 36 cities. We are dedicated to supporting the real economy with accumulated investments exceeding RMB 3.6 trillion. Furthermore, we've harnessed the power of insurance to help with rural revitalization, with a cumulative RMB 239 million in assistance funds and deploying nearly 1,000 cadres in 1,048 paired assistance points.

Over the past year, our unwavering commitment to providing insurance that benefits the people has remained steadfast. Our practices are centered around improving people lives. Moreover, we focus our efforts on creating simple, high-quality, and compassionate services. We have provided over 350 million sessions of customer support, and we have successfully processed over 19 million claims, consistently ranking among the top performers in operational efficiency and customer satisfaction within the industry. We also recognize the unique insurance needs of elderly customers, and we have developed several service models to meet and accommodate their needs, providing over 25.59 million sessions of services to elderly customers. Additionally, we have actively carried out a pilot project of occupational injury protection for those employed in new businesses, and developed six insurance products for new urban residents. We have donated more than 11 million public welfare insurance products, leveraging the characteristic role of commercial insurance in assistance.

Over the past year, we have made significant improvements in our corporate governance, striking a balance between development and security and laying a solid foundation for China Life. We are actively promoting the organic integration of Party leadership and corporate governance, leveraging institutional advantages to improve governance efficiency. We have also established an ESG and green financial management structure with primary responsibility resting with the board of directors, and established a sustainable development model that benefits society. We are fully committed to implementing a holistic approach to national security and integrating ESG risks into our comprehensive risk management system to ensure that we maintain a bottom line of zero systemic risks.

Great visions can be realized only through concrete actions. 2023 is the year to fully embrace the spirit of the 20th National Congress of the Communist Party of China and a crucial year to implement the 14th Five-Year Plan. It also marks the 20th anniversary of China Life's share reform and listing. With determination, foresight, and courage, we will charge at the toughest and aim at the farthest. Our commitment to advancing ESG practices remains unwavering, as we strive to contribute to the Beautiful China initiative through high-quality development.

Chairman of China Life Insurance Company Limited

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Engine of China Life Efforts of China Life Responsibilities of China Life Credit of China Life
07

Performance Highlights 2022

Engine of China Life

Developed a *Green Finance Development Strategy (2023—2025)*

By December 31, 2022, China Life's accumulative size of green investment in stock exceeded RMB 430 billion

The paperless insurance coverage rate of personal business approached 100%

The rate of electronic claim settlement exceeded 90%

Efforts of China Life

Paid out to cases in critical illness insurance 18 million

Medical expenses of more than RMB 25 billion

The average lead time of claim settlement was 0.43 day

The claim settlement rate was 99.65%

China Life developed 84 new products

upgraded existing 4 products

China Life was one of **the first insurance institutions** to launch the personal pension business

By 31 December 2022, a range of age-friendly services were provided to 25.59 million elderly customers

China Life was the first in the industry to be certified the of the National Data Management Capability Maturity **highest level (Level 5)**

Responsibilities of China Life

By December 31, 2022,

had invested cumulative in rural assistance RMB 239 million

in assistance through conception RMB 138 million

By December 31,2022,

China Life had made cumulative investments of in the real economy 3.6 trillion over in serving regional development economies 2.3 trillion

Donated public benefit insurance more than 11 million people

Had employees 100,378

with female employees 56.51%

The average training hours per employee were 114.56 hours

Credit of China Life

China Life was rated **Class A** in the Corporate Entity Business Evaluation for Insurance Companies for 7 consecutive years

China Life was rated **BBB** in the MSCI ESG Scoring

China Life has built an **ESG and green finance management framework**

08

Engine of China Life   Efforts of China Life   Responsibilities of China Life   Credit of China Life   09

About Us

China Life, headquartered in Beijing, is an industry leader in China's life insurance industry, with a registered capital of RMB 28.265 billion. As a core member of China Life Insurance (Group) Company, the company is one of the Fortune Global 500 companies and the World's 500 Most Influential Brands. The company has won the trust of the society with its long history, strong strength, professional expertise, competitive advantage and a world-famous brand. It has been a pacesetter in China's life insurance market and is known as the "mainstay" of China's insurance industry.

The predecessor of China Life was the same age as that of the People's Republic of China. Established in October 1949 and approved by the central government, it is one of the earliest insurance companies in China and shoulders the important responsibility as an explorer and pioneer of China's life insurance industry. During the long-term development course, the company has fostered a stable professional management team, accumulated rich management experience, and is well versed in the domestic life insurance market. China Life was listed overseas in December 2003 and returned to the domestic A-share market in January 2007.

In 2022, China Life registered a premium income of RMB 615.19 billion. It comprised 19 thousand branches across the country[1] and employed over 100 thousand people and 729 thousand exclusive individual agents in various channels. China Life is a leading provider of individual and group life insurance, annuity, and accident and health insurance in China. As of December 31, 2022, the Company's total assets reached RMB 5.25 trillion. It had 325 million in-force long-term individual and group life insurance policies, annuity contracts, long-term health insurance and long-term accident insurance policies, as well as individual and group accident insurance and short-term health insurance policies and services.



[1] Including provincial branches and municipal branches, sub-branches, business departments, and marketing service departments.

Corporate Culture

China Life's Corporate Culture System



Mission: Serve China's overall development and protect the people's good life

Vision: Build a world-class life insurance company

Core Values: Fulfill ourselves to benefit others and fulfill others to benefit ourselves

Business Philosophy: Integrity, innovation, people-centricity and value

Brand Slogan: Life-long promise, life-long partner

10

Engine of China Life Efforts of China Life Responsibilities of China Life Credit of China Life

11

Recognitions in 2022

Forbes

Ranked 71st on the Forbes list of Global 2,000 Listed Companies in 2022

Fortune

Ranked 9th on Fortune's China 500 list for 2022

21st Century Business Herald

Best Life Insurance Company of the Year in Asia 2022
Insurance Company with Brand Influence in 2022

Hong Kong Ta Kung Wen Wei Media Group, Beijing Association of Listed Companies, Hong Kong Chinese Enterprises Association, Hong Kong China Finance Association, Chinese Securities Association of Hong Kong and The Hong Kong Chartered Governance
The 12th (2022) China Securities Golden Bauhinia Award

Best Investment Value Award for High-quality Development Listed Companies

Securities Times
2022 Ark Awards for Insurance Companies

2022 Ark Award for High-Quality Development Insurance Companies
2022 Ark Award for Golden Insurance Services
2022 Ark Award for Insurance Companies of Excellence in Social Responsibility

China Investment Network

Influential Company 2022 of *Jinxi Awards*
2022 ESG Green Star

Hexun.com

Influential Insurance Company of the Year 2022
Social Responsibility Award 2022

JRJ.com

Global Insurance Technology Enterprise Award

21st Century Business Herald

Outstanding Customer Service of the Year 2022
Outstanding Digital Transition of the Year 2022

Caijing

Sustainable Development *and Inclusion Award of Evergreen Awards*

China Banking and Insurance News

Top 10 Social Responsibility Reports of Jinnuo Awards

Investor China

Enterprise of the Year in ESG Practice of Jinqiao Prize

Jiemian News

Excellent Corporate Social Responsibility Award of Top 60 ESG Pioneers in 2022

Sina Finance
ESG Golden Awards for China Enterprises in 2022

Best Company in Governance Responsibility
Best Insurance Company in Responsible Investment

Statement by the Board of Directors

The Board of Directors of China Life implements the ESG strategic goal of "building a world-class and responsible life insurance company." The Board plans to create a sound ESG work system with China Life's characteristics by 2025, including establishing an ESG governance scheme, improving ESG policies and systems, enhancing the ESG risk management system, implementing special ESG actions, exploring the application of digital technology in ESG management, strengthening ESG information disclosure, and increasing industry influence and recognition.

China Life's original ESG governance structure has been upgraded to an ESG and green finance management structure with the Board of Directors as the responsible body. The Board of Directors, the Strategy and Asset-Liability Management Committee of the Board, the President's Office, the ESG/Green Finance Committee, and relevant departments and branches of the head office are assigned with clarified responsibilities. An ESG and green finance management structure with China Life's characteristics has been formed.

China Life prioritizes the process of determining material ESG topics and protecting stakeholders' rights and interests. The Company conducts a materiality assessment for ESG topics every year based on the macro economic and social environment and the Company's development strategy, in which the Company's ESG risks and opportunities are discusses and determines. Management and improvement of key material topics are considered as an annual priority for ESG work.. The Board of Directors reviews and confirms the assessment results. It considers the material topics as part of the Company's overall strategy development and oversees the management and performance of these topics.

In 2022, the Board of Directors reviewed four ESG-related proposals.

Time of deliberation	ESG item for deliberation
March 24, 2022	• The Company's *2021 Environmental, Social and Governance & Social Responsibility Report* was deliberated.
October 27, 2022	• The Company's *Rules of Procedure for the Strategy and Asset-Liability Management Committee of the Board of Directors* was revised, with ESG and green finance-related management responsibilities were organically embedded in the Company's governance structure.
December 15, 2022	• The Company's *Green Finance Development Strategy (2023—2025)* was deliberated. • The Company's ESG and green finance management framework and *the Regulations of Environmental, Social and Governance and Green Finance Management* were deliberated.

This report provides detailed information on the progress and effectiveness of China Life's ESG efforts in 2022 and was deliberated and adopted by the Board of Directors on March 29, 2023.

Engine of China Life Efforts of China Life Responsibilities of China Life Credit of China Life 12 13 Engine of 01 China Life China Life thoroughly implements the CPC Central Committee’s decisions and arrangements for promoting green development. In accordance with the Guidelines on Green Finance for the Banking and Insurance Industries issued by the China Banking and Insurance Regulatory Commission, the Company is advancing its green finance initiatives. With a robust green financial strategic deployment, a responsible investment approach, and an environmentally-friendly low-carbon business model, China Practicing Green Finance Life is well-positioned for continued sustainable growth. Sticking to Responsible Investment Promoting Low-carbon Operations

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Practicing Green Finance

In 2022, China Life facilitated economic activities that brought positive impacts to both the environment and society. To further our commitment to sustainability, we developed a *Green Finance Development Strategy (2023—2025)*. This strategy outlines the development goals and priorities in the Company's green finance initiatives, peaking carbon emissions and ultimately achieving carbon neutrality in a systematic manner.

China Life's overall goal of green finance

We will adhere to the new development philosophy that advocates innovation, coordination, green, openness, and collaboration in fulfilling the CPC Central Committee's strategic arrangements for carbon peaking and carbon neutrality. We aim to establish a sound model for green development and comprehensively and systematically integrate the concept of green development into all aspects of our operations and management. As a leader in green finance, we will build a green financial system with China Life's characteristics that contribute to social sustainability.

China's Life's priorities in green finance



01 Build a governance system for green finance

- Adhere to the green financial development philosophy, fulfill the requirements of green development, and integrate the concept of green development into corporate governance, business development, risk management, corporate culture, and information disclosure;
- Pursue a business model that balances self-growth and social responsibility and create a green financial system with China Life's characteristics.

02 Enhance the innovation and supply capacity for green insurance products and services

- Continuously monitor the impact of ESG factors on the industry and timely introduce products as needed by regulators, market environment, and business requirements;
- Improve the availability of green insurance services and improve the capacity and quality of green financial services;
- Ensure the steady growth of the premium scale and coverage of major green insurance products.

03 Practice the green investment philosophy

- Continue to improve the ESG/green investment system and enhance green investment capabilities;
- Incorporate green investment considerations throughout the asset allocation process and expand investment strategies;
- Maintain the steady growth of green investment stocks and reduce the carbon intensity of the asset portfolio in a progressive with the ultimate goal of achieving a carbon-neutral investment portfolio.

04 Insist on green operations

- Integrate the low-carbon concept into all aspects of the Company's operations and achieve the overall environmental goal "to ensure eco-friendly operations and contribute to the achievement of carbon neutrality" through green sales, green operations, green offices, green procurement, and green living;
- Continue to promote the Company's online, intensive, and intelligent operation services.

05 Comprehensively improve green financial performance in all aspects

- Adhering to the ESG strategic goal of "building a world-class and responsible life insurance company," internalize the concept of green development into the whole process and areas of the Company's high-quality development;
- Improve the green financial system and internal control management for the Company to achieve superior green financial performance and top ESG ratings within the Chinese insurance industry.

To support the development of green industries, we have expanded our insurance services to better serve customers in the green sector. We have progressed in the development of a green insurance intelligent reporting system, which helps us monitor the performance of our green insurance operations and improve our overall sustainability capabilities. To incentivize our branches to serve customers in green industries, we have intensified our green insurance assessments and made green insurance a key metric in evaluating our operations and corporate responsibility. We have increased our efforts to attract customers in green industries. Additionally, we have enriched our insurance product portfolio and launched preferential rates. We provide a personal insurance package that includes accident, medical, and life insurance for upstream and downstream enterprises in the green industry chain according to customer needs.

In 2022, China Life has provided a total of RMB **417.81** billion in insured amounts.

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Sticking to Responsible Investment

China Life thoroughly practice the concepts of responsible investment and green finance. We have enhanced our responsible investment management system and incorporated ESG into the investment analysis and decision-making process to drive the transformation of our investment and financing structures toward sustainability. We have defined the major objectives, use of funds, and implementation paths of key green investment segments in entrusted investment guidelines and intensified the assessment of managers' progress in green investment. We have enriched and improved our portfolio of green investment strategies and promoted the establishment of market-oriented ESG green financial entrustment portfolios.

China Life Asset Management Company Limited (CLAMC) is our primary investment platform, committed to "serving national strategies, the real economy, and society and people's livelihood." CLAMC has developed the *ESG/Green Investment Basic Guiding Rules of China Life Asset Management Company Limited (for Trial Implementation)*, which set green investment as the central focus of business development and fully integrate it into the Company's plan for the 14th Five-Year Plan. CLAMC is taking comprehensive steps to enhance its responsible investment performance, including ESG evaluations, investment infrastructure, talent, external exchanges and cooperation, and internal project expansion.

As of December 31, 2022, our cumulative green investment in stock exceeded

RMB **430** billion

As of December 31, 2022, the stock of green bonds entrusted with CLAMC's accounts exceeded

RMB **230** billion



Responsible investment performance of CLAMC, China Life's major investment platform

Incorporating ESG assessments into the investment process	CLAMC fully recognizes the importance of ESG assessments in the investment process. It has refined its green investment lists and incorporated ESG assessments into the decision-making process of bond, equity, and fixed income investment projects. This helps guide companies we invested to understand the investment requirements of the positive and negative lists and to promote improvements in their environmental performance and disclosure through the exercise of our investor rights.
Seeking exchanges and collaboration with other organizations	Since joining the United Nations Principles for Responsible Investment (UN PRI) and other international organizations, CLAMC has been exploring investment opportunities in ESG. It is looking for ways to integrate ESG topics with the Company's business and to fully boost the sustainable and healthy development of the green financial industry.
Facilitate the implementation of green investment projects	In 2022, CLAMC coordinated economic, social, and environmental benefits in China Life's Reform and Development Equity Investment Scheme (Phase I) for State-Owned Enterprises in Yunnan, China Life's CNNC No. 1 Equity Investment Scheme, and other projects. Additionally, CLAMC published industry ESG indices to provide references for investors to grasp ESG investment concepts and standards.
Focusing on ESG investment infrastructure	CLAMC has established an industry-leading ESG evaluation scheme that features ESG ratings and continuously improved it by refining its ESG rating policies, data, models, talent, and systems. Based on the scheme, CLAMC conducts intensive ESG evaluations. It has more than 2,200 evaluation objects from different industries, which are highly representative, differentiated, and scalable. At present, CLAMC's ESG ratings are conducted on a regular basis with a regular and irregular tracking and review mechanism, which favors continuous optimization and further deepening of the application.
Special emphasis on investment talent	CLAMC has an ESG Rating Department, staffed by employees who specialize in ESG ratings through assessments, reviews, and evaluations, to preliminarily established a professional ESG rating team. In 2022, CLAMC strengthened the talent teams for strategic research and judgment, investment, product design, and risk management. In addition to training the investment research team, CLAMC collaborates with several industry-leading institutions to exchange share insights on ESG and best practices in the industry to better implement the overall ESG investment approach and masterthe growing trend of ESG investment.

China Life's major green investment projects in 2022

Project	Description
Reform and Development Equity Investment Scheme (Phase I) for State-Owned Enterprises in Yunnan	In the Reform and Development Equity Investment Scheme (Phase I) for State-Owned Enterprises in Yunnan, China Life invested RMB 9 billion as equity investment in Yunnan Dianzhong Water Diversion Project Co., Ltd. to promote the dual cycle of green finance and ecological civilization construction.
CNNC No. 1 Equity Investment Scheme	In the CNNC No. 1 Equity Investment Scheme, China Life invested RMB 2.053 billion and became the largest strategic investor and second largest shareholder of CNNP Rich Energy, the core platform of China National Nuclear Corporation (CNNC) for new energy development, construction, and operation, as a way to contribute to China's carbon peaking and carbon neutrality strategy.
Xinyuan No. 1 Equity Investment Scheme	In the Xinyuan No. 1 Equity Investment Scheme, China Life signed a partnership contract with an entity of China Energy Investment Corporation for joint investment in wind, photovoltaic, and other clean energy projects. This project, which supported the transition of China's energy structure and green development, was reported as a case in the *2021 Practice Report on Green Finance of the Asian Financial Cooperation Association*[2].
Yunnan Energy Investment Project	In the Yunnan Energy Investment Project, China Life invested RMB 900 million to support Yunnan Provincial Energy Investment Group Co., Ltd. (Yunnan Energy Investment). The funds were used to serve infrastructure construction in Yunnan, support Yunnan Energy Investment to boost the green energy industry, and increase investment in new energy and other areas.
Debt Investment Scheme for Urumqi Municipal Integrated Pipeline Infrastructure	In the Debt Investment Scheme for Urumqi Municipal Integrated Pipeline Infrastructure, China Life invested RMB 1,000 million in the underground integrated pipeline in Urumqi. The purpose was to progress infrastructure construction in Urumqi, the core node of the Silk Road Economic Belt and improve its capacity and performance of public services provision.
Funding in the ESG Green Financial Portfolio	China Life funded a RMB 1.5 billion ESG green financial portfolio. It set ESG and green finance-related investment targets, investment scope, and risk control in the investment guideline to guide the investment portfolio to stocks and bonds in line with "value investment, green investment, and responsible investment" in secondary-market transactions. By appointing and setting market-oriented entrusted investment portfolios, the Company became one of the first institutional investors to launch entrusted ESG investment.

[2] The Company launched CLAMC's Xinyuan No. 1 Equity Investment Scheme in 2021, which had a contract scale of RMB 1.5 billion, and the funding started in 2022.

18 Promoting Low-carbon Operations Carbon Peaking and Carbon Neutrality In our active response to the state’s strategic goals of Cases 2022 carbon peaking and carbon neutrality, we comprehensively and systematically integrate the concept of green development into the Company’s every aspect of operation and management processes and create new patterns for low-carbon development. China Life’s Solution for Focusing on the Goals of Carbon Peaking and Carbon The Second Prize Neutrality and Boosting Green Development won the second prize of Carbon Peaking and Carbon Neutrality Cases 2022. We are proud to be the only life insurance company to receive this prestigious award. China Life’s environmental goals Energy conservation and better resource To ensure efficiency eco-friendly operations and contribute to the achievement of carbon neutrality Low-carbon investment and serving the green finance Digital administration and championing a low-carbon lifestyle Engine of China Life Efforts of China Life Responsibilities of China Life Credit of China Life 19 Energy conservation and consumption reduction As a financial service institution, China Life’s main business activities have a limited impact on the ecological environment and natural resources. In 2022, the Company intensified our environmental management efforts and implemented multiple measures to meet our environmental goals. The Company strictly observe the Environmental Protection Law of the People’s Republic of China, the Law on Energy Conservation of the People’s Republic of China, and other applicable laws and regulations. We have Interim Measures for Energy Conservation and Emission Reduction, Fix Asset Management Regulations, and Vehicle Management Regulations in place to manage resource use and energy consumption. Category Targets and measures Launching a wide range of energy conservation and emission reduction initiatives to reduce Scope 13and Scope 24carbon emissions generated in the operation process    • Breaking down energy management and keeping a ledger to strengthen energy consumption monitoring; • Ensuring fixed asset allocation and management meets relevant environmental protection requirements and prioritizing the procurement of environmentally-friendly and energy-saving products; • Promoting an automatic control system in buildings to minimize energy consumption under the premise of ensuring normal work in the office; • Increasing the proportion of new energy vehicles in the whole system and phasing out traditional fuel vehicles with poor energy consumption performance; • Increasing efforts in building green data centers, renovating and optimizing existing data centers according to actual production needs, and applying new technologies such as micro-modules in new Greenhouse Gases data centers to improve energy efficiency; (GHG) • Reducing the purchase of traditionally-generated electricity and increasing the share of clean and new energy sources, such as wind, solar power, and hydroelectric power, in power generation. Establishing green offices and increasing promotion and guidance for a green lifestyle to reduce Scope 35 carbon emissions: • Handling business on electronic devices and accelerating the development of digital and intelligent services; • Increasing the promotion and enhancing employees’ awareness of the low-carbon lifestyle and encouraging them to adopt such lifestyle through a wide range of promotion campaigns; • Increasing the application of online office devices and reducing carbon emissions from employees’ business travel and commuting. Based on market demands, increasing green finance and green investment and green finance products to support the development of green industries. Enhancing employees’ awareness of water conservation, recycling and reusing water, installing water-saving Water appliances, increasing inspections of water consumption equipment to prevent water waste due to leaks. Recycling hazardous waste for harmless disposal and reducing non-hazardous waste: • Hazardous waste: intensifying the recycling and reuse of electronic products and delivering hazard-Waste ous waste to designated agencies for recycling. • Non-hazardous waste: encouraging employees to save food and avoid waste, raising their awareness about resource conservation, reducing food waste, kitchen waste, and office waste. 3 Scope 1 refers to direct GHG emissions generated by the Company due to the use of fossil fuels for combustion, production, or transportation. 4 Scope 2 refers to indirect GHG emissions generated by the Company due to the use of purchased energy (purchased power or steam). 5 Scope 3 refers to the GHG emissions indirectly generated by the Company and beyond business control. It primarily includes indirect GHG emissions generated during employees’ commuting and business trips.

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Highlights for China Life in energy conservation and consumption reduction in 2022

Green operations

The Company has made significant efforts to advance its digital transformation and built an integrated Internet setting. It has established the China Life Hybrid Cloud and China Life IoT Technology Clusters to support cost reduction, efficiency enhancement, and green and low-carbon operations. Its use of artificial intelligence extends to product R&D, financial payment, operational services, and many other processes. It has moved policy maintenance, claims, notification, and financial payment online, resulting in significant improvements in operational efficiency and risk prevention. In 2022:

- In terms of new policies, the Company achieved a 99.99% paperless insurance application rate for personal long-term insurance businesses, issued 1.627 million electronic insurance policies for long-term insurance, and achieved a 94.12% intelligent underwriting rate and a 96% electronic follow-up rate for new policies. These efforts saved over 4,299 metric tons of paper in long-term insurance applications in one year.
- In terms of policy maintenance, the Company created the industry's first intelligent policy service chain, which features "99% self-service + 1% remote interactive processing = 100% online processing." The Company achieved a 92.79% self-service rate for online policy maintenance, saving 1,333.73 metric tons of paper.
- In terms of claim settlement, over 90% of the Company's settlements were completed online, saving over 100 metric tons of paper.
- In terms of notification, the Company received 28.79 million e-notification from clients, replacing paper authorization letters and reducing approximately 35.05 million paper letters per year or about 700 metric tons of paper per year.

The Company has launched energy-saving management and transformation of office space initiatives to reduce carbon emissions.

- The Company replaced the fillers of the four air-conditioning cooling towers in the headquarters building, reduced the operating hours of building self-control, strictly controlled the operating hours of central air-conditioning, and replaced high-energy-consuming light sources on some floors.
- The Guangdong Huizhou Branch has set up a building control system in the office area that automatically turns on and off the power supply of the corresponding lighting lines at regular intervals to ensure the lights are switched off when no one is around. This initiative resulted in a year-on-year saving of 19,936 kWh in commercial electricity consumption.
- The Jiangsu Branch replaced and upgraded its elevators, resulting in reduced energy consumption and maintenance costs, and a 30% increase in operational efficiency.

Digital offices

The Company's conference management system enables users to browse conference materials online. Users can access electronic conference materials on the internet and mobile terminals, which efficiently promoted green offices. The Company relied on the videoconferencing system to facilitate mobile offices and connect with third-party video link platforms for internal and external conferences. In the year, a 72+1 split-screen display was used for the first time to display more than 200 video terminals of the Company's entire system in attending a conference in groups.

- In 2022, 338 thousand mobile paperless conferences were held on the conference management system.

Green data centers

As per the national guidelines for the construction of green data centers, practicing intensive and circular development featuring high efficiency and low-carbon, the Company improved its technology and management, enhanced its green data centers, and transformed and upgrade its equipment for energy efficiency. As a result of these efforts, China Life's data centers are now at an industry-leading position in energy consumption performance. Our Shanghai Data Center was recognized as the National Green Data Center in 2020.

Green sales

The Company created an efficient and user-friendly online signing platform, and provided intensive training for our salespeople to ensure its effective use. This platform enables quick access and paperless signing of contracts for different sales teams. The Company performed electronic management of sales teams and built e-archives for them, allowing for easy visualization of any changes to their information.

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Responding to climate change

China Life is fully committed to implementing the strategic arrangements for carbon peaking and carbon neutrality and conducting comprehensive climate risk evaluation and management based on recommendations from the Task Force on Climate-related Financial Disclosures (TCFD) of the Financial Stability Board (FSB). In 2022, the Company continued to improve our climate change response system by enhancing our management and identifying opportunities in areas such as governance, strategy, risk identification, indices, and targets. We completed the Company's annual climate change evaluation and drafted countermeasures for the next stage related to our products, operations, and investments.

Risk type	Climate risk factor	Risk classification	Risk description	Countermeasures to risks
Physical risks	Acute physical risks and chronic physical risks	Product	Extreme weather caused by climate change can have a significant impact on human disease, morbidity, mortality, and accidental injury rates. Rising temperatures and extreme weather events pose a threat to human life and health over the long term. If the Company fails to pay attention to climate change, its product R&D will face an adverse impact.	The Company recognizes the potential adverse impact of climate change and extreme weather on human life and health. It conducts data monitoring, tracks the revision and update of experience incidence data in the insurance industry, evaluates the risk of changes in incidence rates and the feasibility of risk transfer via reinsurance.
	Acute physical risks	Operations	Extreme weather can have a significant impact on the offices and data centers where the Company operates. Rising sea levels and urban waterlogging can cause chain reactions that may impact the Company's assets. Additionally, power outages caused by extreme weather can interrupt the operation of our data centers, affecting our information security and customer service.	The Company fully considers geographic and climate risks when choosing its office locations and ensures that its business can be operated remotely to avoid the risk of halted operation in case the working place becomes unusable. It continuously improves the disaster recovery capability of its data centers. Based on existing facilities, it constructs multi-active data centers in different places and continues to enhance disaster resistance of data centers, ensuring business continuity, and reducing the risk of losses of corporate data and information.
	Chronic physical risks	Investment	Climate change can potentially impact the Company's portfolio returns and cause financial losses for its investment products and business.	The Company monitors national policies and regulatory requirements in relation to climate change and implements relevant initiatives. It makes rational plans for investment directions and considers integrating ESG factors into investment strategies. Additionally, it accelerates green investment and concentrates its investment portfolio on low-carbon, clean energy, and ESG-performing investment targets.
Transition risks	Law and policy	Product and investment	Climate change-related insurance and investment policies are undergoing adjustments. If the Company fails to follow the industry trend and develop green insurance, it will not be able to adapt to the national development requirements.	The Company implements national policies and follows up on the progress of the industry. It develops green insurance products, optimizes the proportion of green and low-carbon investment and investment in carbon-intensive industries, and makes science-based and rational investment strategies.
	Science and technology	Operations	The state's strategic arrangements for carbon peaking and carbon neutrality place significant demands on the Company's energy consumption performance. The Company should balance business development, energy conservation, and consumption reduction to contribute to the state's vision of carbon peaking and carbon neutrality.	The Company is intensifying its efforts in the digital transition and building an online integrated service setting. It launches energy-efficiency transformation initiatives, and increases the use of online devices and management systems to save more energy consumption.
	Market and reputation	Product and operations	Customers and the market are increasingly focused on the Company's performance in tackling climate change. Investors and stakeholders have higher expectations for the Company's climate action. A lack of responses in this area could result in reputation risks, causing the loss of potential customers and compromising stakeholders and investors' relevant decision-making.	The Company closely monitors industry changes and market trends and grasps the joint of its business and climate change. It actively responds to national policies and enriches product supplies according to regulatory requirements. By addressing climate change, it establishes and maintains brand assets and trusts with stakeholders. By timely disclosing corporate ESG progress, it installs an image of a responsible brand.

In 2022, China Life fully identified opportunities arising from climate change and incorporated them into our day-to-day management.

Product	Operations	Investment
The Company optimized and enriched product varieties; improved customer service; created a positive image by advertising for our public benefits; and enhanced all employees' low-carbon awareness.	The Company accelerated digital transition under the framework of relevant national policies and laws; launched energy efficiency renovations and equipment upgrades at our operation sites; continued to promote paperless office work; and encouraged employees to practice a low-carbon lifestyle. The Company established a positive reputation by implementing national policies. We hosted and participated in public welfare campaigns related to climate change, mitigating climate change with practical actions.	The Company increased green investment to contribute to the national actions to climate change responses, the goals of carbon peaking and carbon neutrality, and low-carbon and sustainable development. We participated in investing in green areas and continued to increase investment in green industries such as clean energy, energy conservation, environmental protection, and pollution prevention and control. The Company optimized and adjusted our investment strategies and strengthened our cooperation with relevant departments and institutions to jointly promote green investment and ecological construction.

Engine of China Life Efforts of China Life Responsibilities of China Life Credit of China Life 24 25 02 Efforts of China Life guided by national strategies and remain committed to promoting enterprise development through practical work. This includes continuous upgrades to our services using intelligent technolo-China Life gies, the launch of diverse products and services, and a strong focus on improving the customer service quality. As we strive to meet the evolving needs of our customers and contribute to the development of China, we’re always mindful of the best interests of the nation. Converging Multiple Products Deepening Scientific and Technological Innovation Building Smart Services

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Converging Multiple Products

China Life has actively responded to the state's call for innovation by strengthening its product and service offerings based on local needs. Our commitment to meeting the diverse insurance needs of our customers through a range of professional and diversified products and services underscores our desire to contribute to the overall development of the country and improve people's quality of life. In 2022, we launched 84 new products and made changes to 4 existing ones.

Building a system of inclusive insurance products

China Life is committed to developing inclusive insurance products that address diverse needs, including critical illness insurance, long-term care insurance, city-specific commercial medical insurance, tax-deductible health insurance, tax-deferred endowment insurance, and special commercial endowment insurance. We also offer affordable health and accident insurance with broad coverage to provide our customers with a comprehensive range of inclusive insurance options.

Critical illness insurance

As of December 31, 2022,

China Life has undertaken over **200** critical illness insurance projects providing coverage to nearly **350** million urban and rural residents

In 2022, the critical illness insurance paid out over **18** million claims with the total amount exceeding RMB **25** billion

Long-term care insurance

As of December 31, 2022,

nearly **60** long-term care insurance projects have been undertaken covering more than **27** million people

City-specific commercial medical insurance

As of December 31, 2022,

China Life has also successfully launched more than **100** city-specific commercial medical insurance projects with **50** of these being new projects launched in 2022

The cumulative number of insured individuals for these projects exceeded **22** million

China Life has developed a comprehensive range of inclusive insurance products and services, with a focus on increasing protection for specific risk groups such as the elderly, women, children, and new urban residents.

Student and child insurance

China Life has upgraded two comprehensive accident insurance products and developed four new ones to expand the coverage content and scope of students' medical insurance.

As of December 31, 2022, China Life insured near 90 million person-time students with total insurance coverage of RMB 28.5 trillion.

Women's insurance

The liability design and disease range of current women's disease group insurance products have been upgraded to improve the flexibility of disease coverage and insurance liability combination.

As of December 31, 2022, China Life insured more than 9.55 million person-time specific women groups with total insurance coverage of RMB 1.26 trillion.

Family planning insurance

China Life provides insurance protection for families, pregnant women, newborns, and other groups that meet the requirements of the national family planning policy. The Company is committed to driving sustained and sound development in the family planning insurance business, striving to earn the government's confidence and the people's satisfaction.

As of December 31, 2022, China Life insured more than 30 million person-time that comply with family planning regulations with total insurance coverage of RMB 1.79 trillion.

Old age insurance

- China Life has upgraded a health insurance product for the elderly, providing disease insurance coverage for diseases that are with high incidence among the elderly, including malignant tumors in specific parts serious and severe primary Parkinson's disease and severe chronic renal failure.
- The Company has developed the "Zunyi Rensheng" product portfolio, adopting the design mode of main insurance (annuity) + additional care insurance. This product portfolio provides annuity, survival benefits, care for specific diseases and accidental injuries and disabilities to meet the needs of customers for pension and nursing care.
- Two accident insurance products for the elderly, namely "China Life Xiyanghong Specific Accident Insurance (A)" and "China Life Yin Ling An Kang Comprehensive Accident Insurance (A)", were upgraded to fully protect the elderly.

As of December 31, 2022, China Life has provided accident insurance coverage for approximately 54.95 million policyholders, with a total insurance coverage exceeding RMB 3.0 trillion.

New urban resident insurance

In view of the increasing number of migrants and the increasing demand for social security brought about by urbanization, the Company launched new urban resident insurance.

- Two accident insurance products targeting accidents in construction projects, including the "China Life Construction Projects Group Accident Insurance (C), have been created to cater to the specific risks of construction workers and engineering project managers.
- "China Life New Business Group Accident Insurance" has been developed to provide basic accident insurance coverage for food delivery riders and ride-share drivers while also providing specific insurance protection for riding accidents, motor vehicle accidents, fractures, and sudden death. Additionally, two medical insurance products, including the "China Life New Business Group Accident Expense Compensation Medical Insurance (A)", have been developed to offer targeted medical insurance coverage.
- "China Life Migrant Worker Group Comprehensive Accident Insurance" has been designed to provide insurance liabilities, such as accidental death, accidental medical treatment, and hospitalization benefits, for rural and urban migrant workers.
- The Company has also been actively carrying out a pilot project of occupational injury protection for employees with new employment forms and has successfully won bids for four provincial projects in Beijing, Jiangsu, Sichuan, and Guangdong.

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Case: China Life launches its first individual pension product

On November 23, 2022, China Insurance IT Management Co., Ltd. announced the first batch of individual pension insurance products, which included China Life's first individual pension product, "China Life Xinxiangbao Special Commercial Endowment Insurance (Individual Pension)". This product offers five key features, including stability and transparency, broad coverage, flexible payment, easy operation and attentive customer service, and tax deferral benefits, helping individuals provide for their elderly years.

Case: China Life supports micro, small and medium-sized enterprise development

In 2022, China Life launched "Yuan Fu Bao", a customized accident insurance portfolio product designed to support the development of micro, small, and medium-sized enterprises. To streamline the insurance purchase process, the company introduced an innovative online policy issuance model that is fast and efficient. This model includes automatic insertion of historical insurance information and OCR technology, simplifying the insurance purchase operation. Additionally, the model allows for seamless switches between PC and mobile phone, supporting authorization application and batch import of lists of the insured from both platforms to meet different business requirements.

Building an online life insurance product system

To meet the needs of online customers, China Life has developed four online life insurance products: "China Life Shouhu Xing Accident Insurance (Online)", "China Life Shouhu Xing Comprehensive Accident Insurance (Online)", "China Life Zhuoyue Qiancheng Children Annuity Insurance (Oneline)", and "China Life Fuxiang Yisheng Pension Annuity Insurance (Online)."

By leveraging the advantages of the Internet, such as fast access, wide coverage, and high efficiency, and adhering to the concepts of digitalization, intelligence, and sharing, China Life has launched the "Guo Xi Bao China Life Insurance Mall", which integrates products, services, and content, and is available on the China Life Insurance App, official WeChat account, and WeChat mini-program. A new online direct sales model has thus been established, featuring a one-stop-shop for insurance products, matrix serving, thousands of contact points and all-platform linking. The mall provides more options for users to purchase China Life's insurance products.

Case: China Life launches "Man Man Ying Annuity Insurance"

In October 2022, China Life has opened its official service hall on Ant Insurance, an online insurance mall, and introduced the "Man Man Ying Annuity Insurance" product, which marks the Company's first online life insurance product developed in partnership with Ant Insurance. This product offers stable old-age security and convenient financial insurance services to customers.



Deepening Scientific and Technological Innovation

China Life is committed to promoting scientific and technological innovation, accelerating its digital transformation while strictly safeguarding information security and user privacy. The Company also strengthens its intellectual property management and protection, bolstering its efforts to advance the digital economy by contributing China Life's share of wisdom.

Strengthening China Life's technological capabilities

China Life has seized the opportunity presented by the digital economy and has followed the trend of mobile internet development. Guided by a new development concept and a strategic vision that emphasizes "persistent execution of a blueprint", the Company has been promoting the strategy of strengthening China Life's technological capabilities. Our digital insurance ecosystem enables us to "leapfrog from a mere online presence to intelligent China Life and now to digital China Life". We continue to focus on building our scientific and technological competencies while staying true to the distinctive characteristics that have established China Life as a prominent leader in the insurance industry.

Planning ahead to create a new layout of mobile internet with China Life's characteristics

China Life is building a hybrid cloud with powerful computing power. The Company has proactively responded to the nation's call to accelerate the development of new infrastructure such as 5G networks and data centers. By establishing a private cloud with multiple sites in the three centers and two locations of Beijing and Shanghai, China Life has seamlessly connected to public cloud resources, leading the industry in building the first safe, green, and elastic hybrid cloud, enabling an elastic supply of resources and smooth deployment. The Covid-19 pandemic highlighted the advantages of this approach, including elasticity, convenience, safety, reliability, and uninterrupted operation, which enabled the Company to quickly respond to challenges brought by the explosive growth of internet application, including mobile working, remote collaboration, and online sales. The Company's distributed hybrid cloud was awarded the special prize of the Financial Innovation Achievement Award by the Second Capital Financial Innovation Incentive Project.

China Life is also building a ubiquitous and interconnected Internet of Things. By integrating cloud computing and edge computing technologies, the Company builds an interconnected environment with full coverage. This efficient and flat mobile interconnection network extends to management institutions and grassroots outlets at all levels. The Company deploys intelligent hardware devices which are adapted to multi-scenarios and connected to a window network, achieving centralized management and control of 0.24 million electronic devices in 12 categories nationwide. The company has also established an online digital twin space that mirrors the offline workplace. This has enabled a smooth supply of company resources to the workplace and provided direct access to information, effectively solving the "last kilometer" problem of insurance services.

Deepening expansion to consolidate the cornerstone of digital transformation through architectural innovation

China Life is empowering science and technology through a focus on digital-driven innovation and integration. The Company has taken significant strides to enhance its all-round science and technology empowerment, including the establishment of a science and technology application innovation incubation center and an R&D sub-center. By innovatively constructing an intelligent panoramic view of family insurance and expanding its science and technology supply across various dimensions, China Life is advancing the integration of science and technology businesses. This approach is empowering the entire insurance value chain, allowing the Company to provide customers with convenient, efficient, and accurate financial and insurance services.

China Life is innovating its architecture to achieve standardization, safety, autonomy, and controllability. To this end, China Life leverages its hybrid cloud and open layered architecture to efficiently promote the innovation of information technology applications. The Company promotes comprehensive architectural innovation and realizes the integration of various technologies. It flexibly supplies financial and insurance professional business capabilities as well as general technical capabilities such as artificial intelligence and real-time computing. This enables real-time data processing and convenient service delivery, fully enhancing the core strength of science and technology, and providing best practices for scientific and technological innovation in the financial industry.

China Life is committed to creating an open and shared digital ecosystem. The Company has developed an insurance digital platform (EAC) with China Life's characteristics, integrating online digital services with offline digital workplaces. This platform provides a variety of services that cover the entire value chain, including from sales, to transactions, management, risk control, and office collaborations. The platform also aggregates external resources and supports institutions and partners at all levels of the system to integrate scenarios, flexibly assemble resources, and extend the ecology, and realize a seamless connection among life, insurance, and services. This gradual establishment of a richer and more diversified insurance ecology leads to open, sharing and win-win results.

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China Life science and technology innovation measures in 2022

Promote the transformation of distributed architecture

The Company has undergone an all-round transformation of its core business systems to a distributed architecture, creating an open and compatible digital foundation with a brand-new proprietary distributed cloud architecture. This transformation has resulted in a 3-fold increase in unit space storage utilization and a 266% increase in unit space computing utilization, leading to significant cost reduction, efficiency improvement, and success in green and low-carbon initiatives. In 2022, in recognition of this achievement, the Company's distributed architecture transformation project was selected as one of the "TOP 30 Best Innovative Application Projects of China's Financial Digital Transformation in 2022" by the institution directly under the Ministry of Industry and Information Technology. The Company's information technology application innovation and construction achievements have ranked first in the industry for two consecutive years, maintaining its position as a leader in the industry.

Strengthen data management

The Company recognizes data as a crucial element in its operations and established an enterprise-level data management system that covers multiple fields. Through enhanced data governance, improved institutional mechanisms, integrated data in business operations, and activation of data value, the Company has achieved an optimized level of Data Management Capability Maturity Assessment Model (DCMM) at Level (Level 5).

Carry out digital risk prevention and control

The Company has built an internal intelligent risk control system, using knowledge map and graph mining technologies to combat fraud and money laundering. The system has achieved intelligent risk identification for illegal fund-raising and has filled the gap in the application of artificial intelligence technology in the insurance industry's anti-money laundering field.

Furthermore, the Company has carried out big data monitoring and intelligent analysis based on user behaviors. This approach enables the identification of abnormal login activities and the detection of unusual user behaviors, resulting in timely resolutions of potential security risks.

In 2022, the Company accurately issued an average of

1.10 million

real-time safety no-tifications to users daily

Improve the digital operation capabilities of science and technology

The Company has established an integrated production and operation mechanism, with the enterprise digital operation and production command hub (ECC) at its core. This mechanism provides a real-time, comprehensive display of the enterprise's business status, enabling the timely identification and resolution of various issues. The mechanism also ensures accurate feedback to the sales, service, and operation sides, continuously improving the Company's digital operational capabilities. In recognition of its efforts, the ECC construction project of the Company was awarded the Outstanding Contribution Award for Digital Transformation of Financial Industry at the 2022 China Financial Technology Annual Conference and the 13th Financial Technology Application Innovation Award Ceremony.

Case: China Life achieves the first-ever highest level of Data Management Capability Maturity Assessment (Level 5) Model in the industry

In 2022, China Life successfully integrated the advanced theory of the Data Management Capability Maturity Assessment Model (DCMM), the first national standard in the field of data management, with its own practices. By implementing the DCMM mechanisms, the Company improved its operations in eight major areas, comprehensively optimized the data management system, and became the first insurance company to achieve the highest level (Level 5) of the Data Management Capability Maturity Assessment Model. This achievement demonstrates the company's leadership in the industry.


等 级 证 书

Data Management Capability Maturity Assessment Model Level Certificate

Information security and privacy protection

China Life places great importance on ensuring the security and privacy of its users' data. The Company has implemented various measures to continuously strengthen its network security protection capabilities including optimizing its accurate prevention and control system and deepening its normal working mechanism. These measures have been implemented to ensure the compliance, confidentiality, integrity, and availability of information. To ensure the safe and stable operation of its various technological products, China Life continuously improves its information security management system and conducts a comprehensive internal information technology audit every two years, issuing relevant risk warnings. Additionally, the Company continues to carry out information security management system certification. In 2022, it conducted information system security certification for all businesses, and continuously obtained ISO 27001 information security management system certification and information security service qualification. There were no major information security incidents in China Life in 2022.


President's Office
Cyber Security and IT Application Commission
Technical Change Committee
Information Security Committee
Data Management Committee
External Expert Committe
Information Security Working Group

China Life information security management organizational structure

Responsibilities of all levels of the information security management system in China Life

Decision-making	President's Office	The President's Office is the highest decision-making organization for information security work.
	Cyber Security and IT Application Commission	The commission is responsible for studying and formulating the medium and long-term development strategy of the Company's information security and information application, reviewing the development plan of the Company's information security and information application, and major information security and information application issues.
Management	Professional Committees	Technology Change Committee, Information Security Committee, Data Management Committee and External Expert Committee are set up to assist the Cyber Security and IT Application Commission.
Execution	Information Security Working Group	The working group is responsible for carrying out various information security tasks of the Company, ensuring the smooth implementation of information security tasks.

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China Life always prioritizes the protection of privacy and upholds legal and ethical standards in information security management. The Company strictly adheres to the *Data Security Law of the People's Republic of China* and the *Personal Information Protection Law of the People's Republic of China*, continuously improving its internal information security management system. All of the Company's platforms, products, and services conform to the *User Information Authorization and Personal Information Protection Policy*[1].

China Life upholds users' rights to independently access, correct, and process their personal information. The Company refrains from leasing, selling, or providing personal data to third parties without the prior written consent of users. All usage of user information is conducted in a transparent and reasonable manner, with the explicit consent of the user. When entrusting affiliated companies and third-party partners with user-related information, China Life ensures that they comply with the Company's information protection policies and other relevant confidentiality and security measures when necessary.

China Life has made continuous efforts to enhance its network security operations through the establishment of a normalized security operation system and network security management responsibility matrix with data assets at the core. The Company has improved the "three defensive lines" in information security management and technologies, forming a three-dimensional cybersecurity prevention and control system that features equal attention to technology and management, in-depth defense and continuous optimization, realizing global security management from the operating environment, technological products to people. In 2022, the Company created a list that covers 19 management fields, 92 work items, 134 work processes, and 191 security standards, which were strictly enforced to ensure network information security.

China Life's refined data classification and prevention and control measures are implemented at the field level to ensure information security. The Company has clarified data security requirements in the design principles of scientific and technological product architecture, with the scientific and technological product team responsible for ensuring data security throughout the product's research and development, testing, operation, and maintenance life cycle. Moreover, the Company centralizes the collection, storage, circulation, and use of all applications, software, and data inside the data center to minimize information security exposure. The Company requires that production data essential for work and other data needed for development and testing be approved and filed, with sensitive information filtered, thereby strengthening the Company's information security defense line.


CCRC
CCRC
Information security certification

Technological advances

To continuously strengthen information security management and control, China Life has implemented the "big background and small front-end " technical layout. This approach involves implementing information security response and protection measures before, during, and after any security incidents. As a result, the Company has established an information security management mechanism featuring unified data management and the centralized storage, deployment, monitoring, and processing of data.

Before incidents	During incidents	After incidents
To strictly control the quality of technology products, the Company conducts quality inspections and security tests prior to product launch. This practice improves the safety and robustness of its technological products. Routine monitoring is also enhanced to ensure that any operating status of the technological products can be monitored and controlled, allowing for prompt detection and resolution of any exceptions.	China Life activates an emergency response process and a coordinated response mechanism to ensure that relevant personnel can efficiently handle risks and prevent the spread of any potential information security risks.	After an incident occurs, China Life conducts a thorough evaluation of the cause, impact, and response to the exception. The Company promptly detects and rectifies any security vulnerabilities while continuously enhancing its information security management mechanisms.

To improve information security protection, the Company employs various technologies for security management throughout the entire data chain, including data transmission, front-end access, and data tracking. Access control, encryption, and de-identification technologies are applied to enhance data security. The Company also ensures back-end data operation and maintenance security by implementing unified authorization, authentication, accounts, and audit through unified identity management technology. Watermarking technology is utilized to prevent data leakage and tracking. Encryption and de-identification technologies are also implemented to provide secure access for remote working and business processing, thereby improving front-end data security. Customer-sensitive information is filtered, and virtual numbers are used in customer services and surveys to prevent data transmission leakage.

[1] *The User Information Authorization and Personal Information Protection Policy* has been published online on June 16th, 2002. Please refer to: https://www.e-chinalife.com/c/2022-06-16/526813.shtml

China Life integrates data protection measures into product and service development. The Company applies adaptive security, spoofing defense, and attack traceability systems to improve the defense-in-depth system. This transformation allows for active security and data-driven defense, shifting from asset-driven defense to more comprehensive security measures. The Company also built a situational awareness platform covering the entire network, which gradually achieved full coverage of security data for all sub-network within the network border enhancing threat awareness capabilities. The platform supports the second-level query of tens of billions of data and forms a closed-loop security operation of "threat prevention-threat detection-threat defense-threat response". The platform can also quickly understand domestic and overseas attack threat trends through threat intelligence and various technical means, and has the ability to warn and respond to major network security incidents. In 2022, the China Life Insurance App passed the mobile internet application (app) security certification and became the first app in the industry to obtain this certification.

Strengthening Awareness

China Life has comprehensively optimized its emergency plans for information systems, basic platforms, and basic environments, incorporating external technical resources such as network operators and service providers. The Company continuously trains its professionals in security countering abilities and strengthens its defense line of information security awareness through regular internal offensive and defensive drills and emergency plan drills. In 2022, the Company established an emergency response process covering 21 scenarios, organized 12 production environment safety inspections and penetration tests, and conducted one internal network security attack and defense exercise. These measures effectively improved the Company's network security protection capability.

China Life provides annual network security training to all employees to enhance their awareness of information security. In 2022, the Company provided online courses on information security for all employees and provided practical security awareness education through, information security behavior brochures, posters, and videos as well as simulated phishing. Additionally, the Company arranged full-time network security staff from the whole system to attend external professional training and obtain professional certification. The Company also regularly organized relevant personnel to participate in the training for registered information security professionals. China Life provided information security training to all relevant service personnel of third-party partners to strengthen their information security awareness, quality, and skills, effectively protecting customer information and privacy.

Intellectual property management

China Life attaches great importance to the management and maintenance of independent intellectual property rights, implementing strict regulations on their application and management. The Company adheres to the *Patent Law of the People's Republic of China*, the *Anti-Unfair Competition Law of the People's Republic of China*, the *Trademark Law of the People's Republic of China* and the *Copyright Law of the People's Republic of China*. It has also formulated the *Administrative Measures for the Protection of Intellectual Property Right* to continuously enhance the management of intellectual property rights, such as patents, copyrights, and trademarks. This strengthens the protection of property rights for insurance products and ensures that all innovations receive timely, comprehensive, and effective patent protection.

In 2022, China Life submitted a total of 24 intellectual property applications to China National Intellectual Property Administration, State Administration for Industry and Commerce, and Copyright Protection Center of China, including one application for invention, 14 applications for appearance, and 9 applications for software copyright registration. During the same year, China Life received 38 new intellectual property certificates, including 4 appearance patent certificates, 24 software copyright registration certificates, and 10 artwork copyright certificates.

Case: China Life won the World's Most Innovative Knowledge Organization Award

In April 2022, the list of winners of the World's Most Innovative Knowledge Organization Award was announced, which is sponsored by Teleos, an independent British research institution, and KNOW Network. China Life was named the winner of the 2021 World's Most Innovative Knowledge Organization Award and became the first Chinese insurance company to win the international knowledge management award.


World's Most Innovative Knowledge Organization Award

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Building Smart Services

China Life continues to implement the service concept of "honesty and trustworthiness, professionalism and efficiency, customer first and extraordinary experience" and builds a service brand of "simplicity, quality and warmth", centering on customers' needs and addressing their concerns to continually improve customer service quality.

Upgrading customer experience

China Life attaches importance to customer feedback and continually improves its closed-loop management mechanism by conducting pre-service evaluations and implementing a customer journey breakpoint prevention and control system to promptly address any customer experience issues. In 2022, a third-party customer survey showed that the company's overall customer satisfaction level remained high.

Optimizing technological services for excellent customer experience

To fully embraced scientific and technological intelligent services, China Life has upgraded its customer contact center's multi-service mode, which is SIP (self-service - intelligent - people), and implemented new technologies such as big data, intelligence, and cloud computing. The Company created multi-contact-point services, such as 95519, app, WeChat, and SMS, and improved services such as electronic return visits, electronic notifications, intelligent voice navigation, intelligent outbound calls, and intelligent online customer service robots. In 2022, the one-time problem-solving rate for 95519 telephone inbound services within 48 hours reached 89.1%, a year-on-year increase of 3.6%. The service satisfaction of 95519 reached a new high score of 98.77%. The proportion of electronic intelligent return visits for new policies exceeded 97.43%. E Xiaobao, an intelligent online customer service robot, provided intelligent and artificial online services for 35 service channels such as the app and WeChat, with an intelligent service replacement rate of 96.31% and an average daily guide service of about 170 thousand times.

The one-time problem-solving rate for 95519 telephone inbound services within 48 hours reached	Intelligent service replacement rate of	The service satisfaction of 95519 reached
89.1%	96.31%	98.77%

China Life's optimization measures on science and technology services in 2022

Upgrade policy services in China Life Insurance App

We have enhanced the carrying capacity of various services, healthcare ecological services, and online activities of China Life Insurance App to create a full process of online policy services for customers. In 2022, the number of registered users of the China Life Insurance App reached about 129 million representing a 15.2% increase over the previous year. Throughout the year, the app served customers for about 300 million times, which is an 18.7% increase year-on-year, demonstrating its stronger service capacity.

The number of registered users of the China Life Insurance App reached about

129 million

Improve the service efficiency of 95519 customer line

China Life Insurance has improved the first-level service algorithm of its 95519 customer service line, making it faster and more efficient for customers to resolve their issues. This has resulted in a more convenient service for customers, with no need for repeating dialing, hearing of the same message, or repeating commands. Additionally, the Company has launched the industry's first digital voice service management platform, achieving the second-level change to the 95519 intelligent voice service emergency response.

The electronification rate of customer policy preservation service has increased to

92.79%

Create intelligent preservation service model

The security service mode of "multi-access, several parallel tracks, and one step faster" has been comprehensively upgraded, with a focus on improving self-service contacts and intelligent review processes. All review items are now processed within one second, and the electronification rate of customer policy preservation service has increased to 92.79% and automation rate of preservation has exceeded 99%.

Automation rate of preservation has exceeded

99%

Improve the value-added service platform V Life

The value-added service ecological platform V Life promotes communication between customers and sales staff by supporting regular diversified customer business activities. It provides customers with various, systematic, and professional value-added services.

Massive Health Platform

The Massive Health Platform is committed to improving customer experience by offering a wider range of service items and gradually improving platform functions. In 2022, the number of new registrations on the platform exceeded 5 million and the cumulative number of registrations exceeded 32 million.

The number of new registrations on the platform exceeded

5 million

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Developing "senior mode" to bridge the digital gap for the elderly

China Life has made it a priority to address the insurance needs of elderly customers by providing various service modes tailored to their usage habits. These measures aim to alleviate the challenges that they face when navigating complex digital systems, and enable them to fully enjoy the convenience brought by intelligent services. As of December 31, 2022, a total of 25.59 million service sessions specifically designed to meet the senior's unique needs have been provided.

Senior mode in China Life Insurance App

China Life Insurance App has added several functions such as adjustable font size, voice authentication login, information read-aloud, and an intelligent answering robot to provide an intimate service experience for the elderly. The system will also display anti-fraud warning risk prompts when processing business on the app, reminding the elderly not to transfer funds unwarily and to be cautious of financial fraud and illegal fund-raising.

95519 fast track of special digital line for the senior

The Company launched a digital special green channel for elderly customers on the 95519 customer service line, which automatically and accurately identifies the calling numbers of elderly customers, sets up exclusive service skill groups, and provides slow, light, and soft services and solutions that are more suitable for the understanding and living habits of the elderly. In 2022, the Company provided priority access to human services for 632.9 thousand elderly customers, and the human service connection rate of elderly customers reached 97.93%.

The Company is the first in the industry to provide "local accent" service. In addition to human service in mandarin, the customer service team can provide services to elderly customers in their dialects with the customer's consent. The 95519 customer service line team can offer services in 53 dialects, which better solves the problem of language communication inconvenience for the elderly.

Considerate services for the elderly at physical counters

The Company actively launched a series of service measures to respect and care for the elderly, such as developing a "love version" of smart teller machines, which are with larger fonts and accessible services via voice. The Company also carries out the "Protect the elderly" caring activities, adding special seats for the elderly and equipping the physical counters with reading glasses, blood pressure meters, wheelchairs, and other convenience facilities. China Life has also provided fast track and convenience services for special groups to continuously improve customer service experience. In 2022, the physical counters processed 5.50 million cases for the elderly.


一键接入
53种方言
自动识别
优先接入
一声直达
95519
普通话
Prioritized access to human service for the elderly at 95519 service line

Giving back to customers and living a warm life together

China Life is dedicated to giving back to its customers by providing them with quality health services and fostering engagement through various activities.

China Life giving-back projects

"Create Future with China Life" events	As part of its customer giving-back projects, China Life organized an online customer festival with the theme of "Create the Future with China Life". The festival included an online "Energy Playground" area and an offline "Energy Playground" check-in area, with interactive activities and diverse themes, including "Enjoy Yourself", "Little Painters", "700 Health Walk", and "Consumer Rights Protection". As part of the festival, the Company held a "Health Gift Package" giving-back activity, providing its customers with commonly used services such as daily discomfort consultation, pre-hospital emergency rescue, and discharge assistance arrangement.
Immunity boost program	Additionally, China Life launched the "Immunity Boost to be Healthy Together" program, which offers a series of live and short video courses on health and sports for different customer groups, including teenagers, middle-aged, elderly people, and office workers. The program is divided into four sections: "Body Correction for the Youth", "Health Care for the Senior", "Sports and Fitness", and "Exercise at Home".
Lectures on traditional Chinese medicine	The Company also provided its customers with "Meridian Exercises", which are slow and low-intensity rhythmic exercises based on a traditional Chinese medicine meridian theory.
"Enjoy Yourself" event	China Life launched the exclusive "Enjoy Yourself" activities for women, which included nearly 50 high-end beauty salon activities and online short video interactions with micro topics, and attracted over 300 thousand customers' participation.
Lectures on first aid knowledge	The Company organized 11 free first aid lectures across nine provinces, including Heilongjiang, Shandong, Fujian, Anhui, Liaoning, Hebei, and Guangdong.

Increasing service outlets and innovating service models

The company established a service team for ethnic minorities, infiltrated insurance coverage into remote areas, and expanded insurance coverage.

Case: China Life's insurance services cover remote pastoral areas

The Qinghai Branch of China Life innovated its services by organizing a marketing service team with ethnic minority members to overcome the language barrier that previously hindered the development of insurance business. This led to better insurance coverage for herders in remote pastoral areas. In 2022, the Mongolia nationality team of the Qinghai Branch in Xiangride achieved a first-year premium payment of RMB 4.0326 million, providing insurance services for remote areas of the grassland, and taking practical actions to improve the lives of people on the grassland.


中国人寿
CHINA LI

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Improving claims services

China Life is committed to providing a "fast and warm" claims service. The Company leverages digital technologies such as the internet, big data, cloud computing, artificial intelligence, blockchain, and 5G networks to improve the speed and quality of its claims service. In 2022, China Life introduced the "mobile, convenient, and efficient" claims service on mobile devices, and integrated intelligent technology to enhance the efficiency of its claim service.

In 2022, China Life

- Processed over **19** million compensation cases, settling an average of 1 claim in less than 1.7 seconds;
- Settled over RMB **50** billion in claims, averaging RMB 140 million in compensation payments to customers every day;
- Provided direct claims payments for over **6.7** million person-times, with compensation completed in one step immediately after customers were discharged in certain regions;
- Offered efficient claims settlement, with a settlement time of **0.13** days for small-amount claims;
- Responded rapidly to **88** emergency cases.

China Life has diversified its claims application channels to provide customers with more convenient options. Customers can now apply for claims through various channels, such as the China Life Insurance App, official WeChat account, official website, 95519 contact center, and sales outlets, allowing them to make claims anytime, anywhere. This move breaks geographical restrictions and shortens waiting times for customers. Additionally, the Company has innovated the direct payment of claims, focusing on the "medical+insurance+internet" scenario, promoting direct payment services by enabling customers to connect their social security accounts, hospitals, and third-party data, promoting remote and rapid settlement and payment through intelligent means. And third-party data, promoting remote and rapid settlement and payment through intelligent means. In some regions, the Company has launched "one-step" direct payment services for claims, allowing customers to settle claims and deduct medical expenses directly upon discharge, providing "zero lag" service for claims.

China Life is committed to optimizing its claims process through the use of artificial intelligence, big data, and other advanced technologies. The Company has taken the lead in the intelligent handling of medical liability claims within the industry. As of December 31, 2022, China Life has utilized intelligent technologies to process nearly 14 million cases, achieving an intelligent processing rate of over 70%.

The Company establishes a strong connection with customers and provides considerate services, such as "door-to-door compensation" for those who are unable to move or bedridden, and actively collects paper claims application materials on door and provides disability identification services. In 2022, the Company provided specialized claims services for over 110 thousand customers, where experts assisted them at their doorstep and supported them throughout the claims process.

China Life claims services

"One-day Settlement for Critical Illnesses" faster compensation

China Life is committed to providing faster compensation for critical illness to its eligible customers, and completing the claim processing within one working day, offering "immediate compensation upon diagnosis". The Company has provided the " One-day Settlement for Critical Illnesses " service to nearly 190 thousand eligible customers, with the compensation amount exceeding RMB 8.5 billion.

Quicker disaster claims

China Life has taken swift action in response to several significant emergencies, including the M 6.8 earthquake in Luding County, Sichuan Province, the M 6.1 earthquake in Lushan County, Sichuan Province, and the mountain flood disaster in Datong County, Qinghai Province. The Company quickly activated its emergency claims settlement mechanism, proactively reached out to affected customers, and established a fast track for claims settlement.

Promoting claiming with electronic documents

China Life has actively responded to the country's medical electronic documents reform policy by utilizing big data to expand service channels and extend services, promoting electronic documents claims in various regions. The Company provides customers with convenient and warm claims services such as paperless claims and the option to self-select electronic bills.

Protecting customer rights

China Life is committed to meeting the regulatory requirements for consumer rights protection. To achieve this, has continuously optimized and strengthened its consumer rights protection system and mechanisms to ensure their effective implementation.

To manage and coordinate consumer rights protection, the Company has set up the Consumer Rights Protection Committee, which operates under the leadership of the Party Committee and the President's Office. The Committee is responsible for overseeing the management, organization and coordination of consumer rights protection tasks. A working committee and offices have been established under the Committee to implement various consumer rights protection initiatives. In 2022, China Life actively promoted the protection of consumer rights and interests by transitioning from post-control to operations throughout the entire chain. The Company adopted an "extensive consumer protection" work pattern which included improving consumer protection mechanisms such as consumer protection review, assessment, internal training, and internal audits. These mechanisms were effectively implemented, accelerating the protection of consumer rights and interests.

Consumer protection review

The Company reviews and evaluates its products and services to ensure consumer rights protection and provides review comments. In 2022, nearly 6.6 thousand reviews related to consumer rights protection were carried out by the Company.

Consumer protection assessment

The Company has incorporated consumer rights protection and customer complaint assessment indicators into its comprehensive performance assessment metrics. This assessment covers all departments of the head office and 36 provincial branches, whose work involve consumer rights protection. The assessment results serve as a critical basis for institutional accountability and leadership management.

Internal training

The Company has organized training courses on consumer rights protection and "Good Service" serial lectures for its sales staff. In 2022, over 3.2 million participants attended the courses.

Internal audit

The Company has made consumer rights protection a priority in its audit work and included it in its annual audit. In 2022, the Company completed the special audit on consumer rights protection.

Consumer rights protection education and publicity

As of December 31, 2022, China Life has conducted over 15 thousand consumer rights protection education and publicity activities, reaching an audience of 175 million individuals. This represents a 16.7% increase year-on-year. China Life's outstanding performance was acknowledged, it won the titles of "Excellent Organization" and "Excellent Organization in Joint Financial Education and Publicity" during the "3·15" Education and Publicity Week of China Banking and Insurance Regulatory Commission.

To further emphasize the importance of consumer protection to all employees, enhance consumer financial literacy and self-protection awareness, and establish a transparent financial and insurance consumption environment, the Company has enriched its consumer rights protection education and publicity content. Additionally, the Company has vigorously promoted the construction of an "online + offline" and "centralized + specialized" financial publicity matrix.

New layout of online platform and release of original content	China Life introduces the popular science columns on financial knowledge in the China Life Insurance App and official website. The Company has also leveraged its official Weibo account to publish online lectures, which educate the public on insurance basics and risks with long images, cartoons, and micro-videos.
Set up specific publicity zone offline and offer popularization education	To expand its channel and strengthen its publicity, the Company has established financial knowledge publicity zones at its counters, providing ample exclusive publicity materials, hosting special lectures, and other events.

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Timely feedback to customer complaints

In 2022, China Life took significant steps to enhance our complaint management measures. We safeguarded the legitimate rights and interests of our customers and improved their overall satisfaction. We worked tirelessly to acknowledge and address customer dissatisfaction and feedback promptly and kept carrying out warning education and sharing examples of excellent case handling. Additionally, we promoted traceable complaint management practices and increased our overall complaint-handling capabilities. According to a report by the China Banking and Insurance Regulatory Commission on industry complaints, our company's relative number of complaints ranked well in the first, second, third and forth quarters of 2022. Specifically, the number of complaints per 100 million RMB premiums ranked 50th, 48th, 48th and 33rd, respectively, while the number of complaints per 10 thousand policies ranked 78th, 75th, 79th and 78th, respectively. The number of complaints per 10thousand person-time ranked 75th, 75th, 74th and 71st, respectively. (Note: A later ranking indicates better performance.)

From January to December 2022, we received 158,280 cases of customer complaints, resulting in 25.73 complaints per 100 million RMB premium and 3.66 complaints per 10 thousand insurance policies. The distribution of customer complaints across our workflow is as follows: 60,887 for sales, 8,312 for policy purchase, 16,815 for preservation, 22,333 for claims, 27,300 for renewal, and 21,761 for other processes. The distribution of customer complaints across our branches is as bellow:

Branch	Total amounts(Pieces)	Branch	Total amounts(Pieces)
Beijing	5,338	Qingdao	1,769
Tianjin	5,778	Henan	8,800
Hebei	16,357	Hubei	6,571
Shanxi	2,654	Hunan	5,714
Inner Mongolia	4,490	Guangdong	17,483
Liaoning	3,144	Shenzhen	3,715
Dalian	1,075	Guangxi	1,093
Jilin	2,158	Hainan	376
Heilongjiang	6,241	Sichuan	2,639
Shanghai	1,674	Guizhou	1,057
Jiangsu	7,717	Yunnan	1,293
Zhejiang	3,826	Shaanxi	7,212
Ningbo	359	Gansu	2,483
Anhui	3,513	Qinghai	404
Fujian	8,191	Ningxia	1,672
Xiamen	1,046	Xinjiang	2,053
Jiangxi	4,896	Chongqing	3,329
Shandong	12,132	Tibet	28

Main complaint channels

① 95519
② Letter
③ Visit
④ China Life Insurance App
⑤ China Life Insurance mini program


Process of handling customer complaints
Customer complaints
Call
Letter
Visit
Others
The complainant may apply in writing for review within 30 days from the date of receiving the handling decision, and the Company will make a review decision within 30 days from the date of receiving the review application.
Acceptance of complaints
For consumer complaints with clear facts and simple disputes, the Company will make a decision and inform the complainant within 15 days from the date of receipt; If the situation is complicated, it can be extended to 30 days; If the situation is particularly complicated or there are other special reasons, it may be extended for another 30 days.
Investigation and handling
Handling comments
Written application to the higher-level unit for review
Reply to customers
If there is disagreement
Case closing

42 03 Responsibilities of China Life Serving National Strategies Mobilizing Public Welfare Efforts Focus on Personnel Development and Training Engine of China Life Efforts of China Life Responsibilities of China Life Credit of China Life 43 China Life is committed to serving national strategies by actively participating in national plans such as rural revitalization and coordinated regional development, social welfare initiatives, and providing staff training. By leveraging its core strengths and professional advantages, the aim is to foster a new development pattern that will facilitate the country’s all-round modernization.

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Serving National Strategies

China Life firmly believes that ensuring a smoothly operating economy and improving people's lives are the core drivers of enterprise development. As such, the Company places great emphasis on promoting rural revitalization, upholding the founding principles of insurance, and fulfilling the role of an economic "shock absorber" and social "stabilizer".

Rural revitalization

China Life has established and improved its long-term rural revitalization assistance mechanism, centered on "one theme, two pillars, five measures, and six guarantees," with a focus on the "five rejuvenations", namely, rejuvenation in regional industries, talents, culture, ecology, and organization. The Company leverages its strengths to support local economic development and strives to integrate assistance projects with its main business. China Life offers a diverse range of financial and insurance products and high-quality services tailored to the needs of the population that has been lifted from poverty, thereby building a defense line to prevent a large-scale return to poverty. The aim is to gradually develop a replicable and transferable rural revitalization program of China Life.

China Life has been consistently achieving the highest grades in central assessments by delivering top-quality assistance to rural communities. As of December 31, 2022, the Company has invested RMB 239 million in assistance funds and RMB 138 million in consumption assistance funds, strongly supporting local development.

The Company leverages its primary business strengths and actively implements preferential policies to assist individuals facing challenges in acquiring critical illness insurance. Such assistance programs now constitute more than 80% of the company's offerings. Through its Rural Revitalization health insurance product series, China Life has provided compensation for 0.59 million cases. Recognizing the diverse insurance requirements of the rural population, China Life is expanding its rural business operations. In 2022, the Company offered risk protection worth RMB 30.78 trillion to the rural population, covering 310 million cases. Of these, 99.96 million rural individuals are covered by short-term insurance schemes linked to the rural sector, RMB 5.224 billion paid out as compensation.

China Life's rural revitalization measures in details

Develop insurance products for rural revitalization	• China Life implemented a preferential rate policy. From 2017 to December 31, 2022, the Company developed 33 insurance products, including "Poverty Alleviation Insurance", "Wonderful Life", and "Rural Revitalization", to construct a diversified and targeted insurance product system. • The Company upgraded and developed three products related to rural regions: "China Life Rural Poor Families and Orphans Group Accident Insurance (A)" "China Life Small Amount Group Accident Insurance (A)", and "China Life Small Amount Accident Insurance (A)". • China Life has developed and promoted 13 special products to support rural rejuvenation, such as "China Life Rural Revitalization Group Term Life Insurance" and "China Life Rural Revitalization Group Comprehensive Accident Insurance". These insurance products provide coverage for accidents, term life insurance, severe illness, medical expenses, and other liabilities. They are particularly suitable for those who have been lifted out of poverty but remain vulnerable to returning to poverty. The insurance policies provide comprehensive and multi-level protection for the rural population.
Promote the sales of agricultural products	• China Life mobilized its whole system to increase consumption assistance, actively purchase agricultural products in the assistance areas, and directly stimulates production and income growth among the people residing in those areas.
Develop a "one-stop" instant settlement service platform	• The Company fully leveraged its network and technical advantages and actively used the "one-stop" instant settlement service platform to provide customized and considerate services to those in need.
Establish a preferential assistance mechanism	• China Life actively promoted assistance projects, starting with project implementation and participating in the construction of precision assistance projects in key areas. The goal is to facilitate sustainable development in industries located in poverty-stricken regions. To this end, the Company established a preferential support mechanism that aids in the development and upgrading of industries, also promoting income growth and overall welfare for individuals and communities.
Provide access to education and jobs	• Moreover, the Company is actively involved in education and employment assistance. It organized training courses for "three teams," which include village party secretaries, entrepreneurial leaders, and practical science and technology talents, among other intellectual support activities. China Life has also recruited nearly 10,000 agents from key national assistance areas, aiming to stimulate their endogenous motivation towards hard work and wealth creation.

Case: Supporting and assisting rural communities by creating a livelihood security network

China Life has played a vital role in promoting insurance assistance and industrial development in Dalishao Town, Qahar Right Rear Banner, located in Ulanqab City, Inner Mongolia. In an effort to help local residents and students in the area, the Company provided insurance coverage of RMB 134 million for critical illnesses and individual accidents to 19,944 people who have just emerged from poverty or people who are on the verge of poverty and may easily fall back in again. Furthermore, China Life invested RMB 4 million in assistance funds to support local economic development and industrial revitalization efforts continuously.



Zhao Peng, Party Secretary and President of China Life, conducted an on-site investigation into the Company's rural revitalization efforts

Case: College Student Village Official Insurance Project

For many years, China Life has provided comprehensive insurance coverage for severe diseases and individual accidents to all university student village officials who are on-the-job. After collaborating with the Selected Graduates program, the Company promptly updated its product categories and continued to provide comprehensive insurance coverage for all selected graduates who work in the village. As of December 31, 2022, a total of 0.98 million policy holders have been insured under this program, with more than RMB 58 million paid out in compensation. This initiative has helped more than 610 university student village officials and selected graduates who worked in the village that has faced difficulties due to serious illnesses or accidental injuries.

Regional development

China Life continuously improves its ability to serve the real economy and regional development. By December 31, 2022, China Life had made cumulative investments of RMB 3.6 trillion in the real economy and over RMB 2.3 trillion in regional development economies.

Cumulative investments of
RMB **3.6** trillion in the real economy

Cumulative investments over
RMB **2.3** trillion in regional development economies

Beijing-Tianjin-Hebei Coordinated Development

China Life plays an active role in optimizing the economic and spatial structure of the Beijing-Tianjin-Hebei region and actively participates in the construction of the Xiongan New Area. The Hebei Branch established the Xiongan Branch, based on the original institutions of Xiongxian, Rongcheng, and Anxin, becoming the first approved life insurance company in the Xiongan New Area. The Company provides comprehensive insurance coverage for urban and rural residents in Xiong'an County, including supplementary medical insurance services for urban workers, reducing the financial burden of medical treatment for patients through the double guarantee of basic and supplementary medical insurance. At the same time, the Company deeply participated in the construction of the Xiongan New Area medical insurance system and participated in the management of designated medical institutions with the help of insurance power.

Integrated Development of the Yangtze River Delta

China Life is fully committed to supporting the construction of a multi-level social security system in the Yangtze River Delta region and actively promotes city-specific inclusive commercial insurance. As of December 31, 2022, the Company has participated in city-specific projects in various Jiangsu provincial cities, including Hangzhou, Wuxi, Shanghai, and Changzhou, with over 4 million underwriters. During the tea-picking season in 2022, the Huzhou Branch of Zhejiang Province took innovative steps to support tea mountain contractors by allowing them to purchase and pay for insurance online via mobile phones, simplifying the insurance process. This initiative provided insurance coverage for over 30,000 tea-picking workers in 10 townships in Anji.

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Greater Bay Area Construction

China Life leverages its comprehensive advantages to strengthen its investment support to the Greater Bay Area, while also enhancing its social management efforts in the region, and contributing to the construction of the financial platform in the Greater Bay Area.

Strengthen investment in Greater Bay Area

China Life plays an active role in strengthening investments in the Greater Bay area by promoting the "insurance funds flowing into Guangdong" program and increasing financial support for "two new and one major" projects, new strategic emerging industries, scientific and technological innovations, green transformation, and other fields, as part of its commitment as a central enterprise.

In 2022,

- Investing about RMB 8 billion in the Guangzhou city investment projects, supporting the Guangzhou City Construction Investment Group Company Limited, a high-quality investment entity in the core cities of the Greater Bay Area.
- Participating in the new phase of the scientific and technological achievements transformation fund initiated by the State Development & Investment Corporation, the Ministry of Science and Technology, and the Guangdong Provincial Government. This fund not only invests in hard science and technology and scientific and technological innovation but also efficiently undertakes cutting-edge scientific and technological achievements in the Greater Bay Area, which is of great strategic significance for overcoming national core technical problems.
- Investing RMB 870 million in the COFCO Chuangxin Industrial Park to promote the development of innovative industries, with a focus on the internet industry. The investment will be used to develop supporting software and technology information services, as well as network financial services. This measure optimized the debt structure and contributed to the development of real and innovative economies in the region.

Improve services in the Greater Bay Area

China Life has launched special insurance products for the Greater Bay Area.

- The "China Life Greater Bay Area Medical Insurance (Premium)" introduced in 2022, which provides convenient insurance protection for residents in the area.
- Exploring the community pension model in Shenzhen. As of December 31, 2022, China Life has started and operated four inclusive community pension projects, which have been widely recognized by the public.

The Belt and Road

China Life has optimized its "foreign labor and business travel insurance" expansion plan. As of December 31, 2022, the Company has underwritten personal insurance business in several countries along the "Belt and Road"and provided overseas security for over 200 Chinese-funded foreign enterprises, with a risk insurance amount of RMB 10 billion. Additionally, in its efforts to support the "Belt and Road Initiative" overall plan, China life has promoted the COSCO shipping project and the eastward extension of the "Maritime Silk Road". The Company has also provided insurance services for five sessions of the Dunhuang Cultural Fair, with accumulated risk protection of over RMB 38.1 billion, covering more than 37,000 individuals.

Accumulated risk protection of over

RMB **38.1** billion

Covering more than

37,000 individuals

Mobilizing Public Welfare Efforts

China Life takes an active role in supporting social welfare initiatives and strives to fulfill its corporate responsibility by organizing various community care activities, volunteer services, emergency rescue, among other efforts.

Public welfare programs

The Company places great emphasis on social charity work and endeavors to establish China Life as a prominent public welfare brand. To achieve this goal, the Company has implemented the *Regulations on Public Welfare Donations* as a starting point. In 2022, the Company donated RMB 34 million to the China Life Charity Foundation.

Case: The 12th "China Life Little Painters" value-added activity

In July 2022, China Life officially launched the 12th "China Life Little Painters", a social welfare activity for education of children's social responsibilities and art. The event, themed "Hand in Hand, Draw the Children's Future", invited children aged 3-16 from all over society to participate. Through art education, children can experience the simple relationship between people, humanity, nature, and society.

In addition, China Life is promoting the "Art Back to the Mountain" public welfare plan. The Company has teamed up with authoritative aesthetic education experts and artists in China to provide aesthetic education and development opportunities for teenagers and children in 41 rural primary schools across 11 provinces. This initiative aims to open the doors to art education for urban and rural children across the country.



On the site of "Art Back to the Mountain" activity at "China Life Little Painters" event

Case: China Life's contribution to cultivating basketball young talent

In 2017, China Life became the exclusive sponsor of the National Youth Basketball Open (NYBO) which marked the beginning of the Company's efforts to cultivate Chinese basketball talent. Over the next five seasons, from 2017 to 2022, China Life worked in collaboration with NYBO to promote youth basketball in China. This five-year journey can be compared to planting a seed that grows into a towering tree, symbolizing new hope for Chinese basketball. Through its support, China Life has contributed to building a solid foundation for the realization of a sports powerhouse and a healthy China.





On the site of the NYBO

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Case: China Life hosted a "Music Life" art salon to promote cultural and artistic education

In September 2022, China Life hosted a "Music Life" art salon at the National Centre for the Performing Arts. The event consisted of a series of activities that covered a range of art categories, including recitation, violin, Huangmei Opera, guzheng, and more. Through engaging explanations, interactive experiences, and live performances, the event enriched the aesthetic education of young people and helped to improve their cultural and artistic accomplishments. Participants widely welcomed the event, making it a resounding success.



A scene of drama interactions of the "Music Life" salon

China: China Life launches "Azure Starry Sky" space summer camp for young reporters

In September 2022, China Life launched the "Azure Starry Sky" public welfare space summer camp for young reporters. During the camp, participants had the opportunity to attend engaging science classes led by Chinese space science experts and lecturers. They gained a deeper understanding of the story behind the construction of China's space station.



A photo of the young participants after an engaging science class



The young students are making pneumatic rocket models

Case: China Life's 700 Health Walk and Workout in 100 Cities Activities in 2022

From October to December 2022, China Life organized a series of activities with the theme of "Workout in 100 Cities, Light Up Every City". The campaign aimed to showcase the vitality and style of cities and promote healthy living. The activities included offline health walk relays in 15 cities and online lighting of hand-painted maps.





Activity sites of some cities of the "Workout in 100 Cities, Light Up Every City" campaign

China Life actively carries out insurance donation work, donating over 11 million public welfare insurance products in 2022. This effort showcases the characteristic role of commercial insurance in helping and assisting individuals in need.

Case: China Life Guangxi branch donates caring women's health insurance

China Life Guangxi Branch actively donated health insurance to women groups, including women in difficulty, low-income women, and leaders of women's federations. The Company aims to strengthen support for women's work, improve insurance protection for women, and aid in the construction of a comprehensive insurance and protection system for women. In March 2022, China Life Guangxi Branch collaborated with the Women's Federation of the Autonomous Region in launching the "Healthy Guangxi, Women on the Way" activity. China Life Guangxi Branch donated RMB one million worth of women health insurance to the Guangxi Women and Children Development Foundation. The two parties continued to jointly donate health insurance for women to those with low incomes in rural and urban areas throughout the region. This effort has covered a total of 38,000 female policy holders with low incomes, providing an insurance coverage amount of RMB 1.9 billion. The initiative aims to aid women with severe illnesses and their families, provide warmth, and ignite hope.



Launching ceremony of "Healthy Guangxi, Women on the Way"

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Volunteer services

China Life encourages its employees to participate in volunteer services. As of December 31, 2022, the Company has established more than 300 youth volunteer teams, with over 7,000 registered young volunteers, and has organized more than 1,500 volunteer activities with more than 30,000 participants.

Case: Excellent volunteer for mountain fire rescue at Chongqing branch of China Life Insurance

In mid-August 2022, Chongqing was hit by extreme high temperature weather, resulting in large-scale forest fires breaking out in Fuling, Beibei, Banan, Jiangjin, Nanchuan, Dazu, Tongliang, Kaizhou, and other places. The leaders and employees of China Life Chongqing Branch actively responded to the calls of various district party committees and governments, and took the initiative to participate in mountain firefighting.

- Comrade *Zhu Mengqiao* from Fuling District of Chongqing Branch actively participated in the fire rescue in Duliangshan and Beishanping of Fuling. After the fire broke out, Zhu Mengqiao quickly mobilized nearby veterans to form a volunteer group, and went to the fire scene during their spare time and on weekends to participate in the rescue as volunteers.
- Comrade Su *Jingxuan* of China Life Chongqing Banan District Branch actively distributed relief supplies. Su *Jingxuan* and other volunteers raced against time to load pieces of mineral water and boxes of convenience food onto material vehicles.
- Chen Yi, from Chongqing Branch, is a member of the rural revitalization team stationed in Xiehe Village, Yunyang. During a recent firefighting operation, Chen participated in the rescue efforts and was responsible for handling supplies. On the night of the operation, he bravely carried heavy extinguishers and returned to the mountain forest to extinguish remaining embers after the initial fire had been put out.



Focus on Personnel Development and Training

China Life places a high priority on the well-being of its employees, and is committed to protecting their rights and interests in accordance with the law. The Company is deliciated to implementing employee empowerment and development plans, providing a healthy and supportive work environment, and demonstrating its care for employees.

Employee rights protection

China Life complies with the *Labor Law of the People's Republic of China*, the *Labor Contract Law of the People's Republic of China*, and other relevant laws and regulations. The Company strictly adheres to the *Administrative Measures for Employee Recruitment in the Branches of China Life* and the *Measures for Employee Management in the Branches of China Life*, among other company policies, to safeguard the rights and interests of its employees.

The Company upholds the principle of employment diversification and equal opportunities. Striving to prevent any discrimination based on factors such as gender, region, ethnic group, religion, age, marital status, disability, political stance, in recruitment, salary, training, and promotion, and opposing child labor and forced labor. China Life promotes a diverse and inclusive employment environment that values the unique personalities and contributions of all employees. In 2022, the total number of employees with labor contracts at China Life was 100,378, with 56.51% of employees being female and 6.42% being ethnic minorities.

China Life recognizes the challenge of employee turnover and actively monitors turnover rates while conducting assessments to identify the causes of employee departures. It implements targeted measures to optimize and improve retention rates. In 2022, China Life maintained a stable trend in employee turnover rates, which were at 1.99%.

The Company has established procedures for employees to lodge complaints, ensuring that their right to express dissatisfaction is protected. All levels of the trade union fully utilize the workers' and employees' congress to promote democratic management and supervision, safeguarding the democratic rights of workers. In 2022, China Life held the eighth and ninth workers and employees' congress of the third session of the Company and the 10th and 11th workers and employees' congress of the second session of the headquarters organs, solidifying democratic management practices within the enterprise. As of December 31st, 2022, the workers and employees' congress of China Life covered 100% of its employees.


56.51%
Female employee ratio
6.42%
Ethnic minority employee ratio

The total number of employees with labor contracts at China Life was

100,378

The coverage ratio of workers and employees' congress of China Life reached

100%

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Employee developments

At China Life, we place great importance on the career development of our employees and strive to offer transparent and equitable promotion opportunities for all staff members. To achieve this goal, we have established a comprehensive personnel training program, including the *Measures for Employee Performance in Branches of China* Life. This policy outlines differentiated performance appraisal policies for employees, regular performance evaluations, performance reports and timely handling of performance complaints. We also link performance targets to variable salaries, providing financial incentives to employees who meet or exceed their performance goals to ensure continued motivation and engagement.

We recognize the importance of employee growth and have developed several systems, such as the *Management Measures for Staff Education and Training of China Life* and *Management Regulations on the Annual Staff Training Plan of China Life*. These systems provide all our employees with relevant training that covers basic theory, skills training, professional job training, and professional qualification training. By empowering employees in all directions, we improve their abilities. We encourage employees to improve their professional skills by publishing *Management Measures on External Qualifications and* establishing an external qualification database, which motivates them to obtain qualifications outside of the Company.

To further support employee development, we provide specialized training for employees at all levels, to support their development and improve our talent management. Our specific career development training programs cover new employees, grassroots managers, young leaders and professional managers. Our goal is to ensure that we have a sufficient number of talented employees with a complete skill-set and a reasonable structure.

Special Training Program in 2022

Training of leaders

The Company has established the *Cadre Education and Training System*, which aims to continuously enhance the education and training of leaders, improve the curriculum system for management training before and during their appointment, and promote leadership development and advancement for all leaders in China Life. This system strengthens their ability to manage enterprises in all directions.

In 2022, the Company collaborated with the Central Party School of the CPC to hold several special training courses on party spirit. This initiative was designed to enhance the political awareness and the ability of the departmental and divisional leaders at the headquarter, executives of provincial companies and top leaders of city branches.

Training for fresh graduates

China Life has continued to promote the training program for fresh graduates, which includes a three-year and four-level training system for entry, employment, promotion, and advancement. Through this system, the Company accelerates the process of assisting "new generation" employees in familiarizing themselves with the Company's operations, adapting to job requirements, and integrating into the Company's culture through training, grassroots internship, and follow-up mentoring.

The Company has created the Spreading Wings Program, a training program for fresh graduates in branches. Adhering to the principle of "strict selection, intensive training, and focus on practices", the program sets up seven training mechanisms for fresh graduates, including rotation training, double mentorship, practices in base, professional training, practical exercises, follow-up assessment, and prioritized promotion. This program accelerates the training and development of young talents and provides strong support for the quality development of the Company.

Cooperative training with external professional institutions

China Life has partnered with several professional training institutions, including Shanghai Futai, KNX, and China-Europe Business School to provide management training programs for its headquarters, provincial, municipal, and county-level companies. These programs cover seven types of management leaders.

In 2022, the Company collaborated with Groway, a consultancy, to offer training courses that aim to train junior, middle, and senior employees into part-time lecturers. This initiative has resulted in a three-level training system for part-time lecturers and has helped the Company to develop a team of authorized lecturers for its branches.

Case: China Life Lectures training program

In 2022, the Company launched the "China Life Lectures" program, which invited experts and scholars from the Central Party School of the CPC, universities, and professional institutions to conduct various special training sessions for our employees. This program proved to be highly successful, with 421,000 participants and a total training time of 45 hours.

Employee care

At China Life, we prioritize the welfare and well-being of our employees. We adhere to the country's policies on labor and personnel, as well as regulations on salary and welfare, and have developed a comprehensive salary and benefits system that covers all our employees. We also promote work-life balance and are committed to ensuring that every employee's benefits are effectively guaranteed. In 2022, we further refined our benefits management system and revised the *Measures on Management of Employee Benefits at Branches of China Life*, which has effectively enhanced the happiness and sense of belonging of our employees.

We also prioritize the occupational health of our employees and comply with the *Labor Law of the People's Republic of China*, the *Regulation on Work-Related Injury Insurance*, and other relevant laws and regulations. We provide regular medical examinations for our employees. We also understand the importance of mental health and offer 7*24 psychological consultation services for our employees through telephone, video, and face-to-face consultations.

Furthermore, we encourage our employees to engage in physical activities to improve their overall health. In 2022, we organized the "Passion China Life" competition at our headquarters and had 4,810 participants. We continued to support the "Home to Workers" initiative. This initiative aims to construct recreational spaces for our employees, and we received financial-level co-construction support, along with a special fund of RMB 100,000 from the financial trade union. Through our concerted efforts, we successfully constructed 60 homes for workers at the group level, and received the group's special co-construction fund of RMB 3 million. We also constructed an additional 5 homes for workers at the company level and allocated RMB 200,000 in co-construction funds towards the same.

The number of employees receiving support and condolences in 2022 reached

2,509

Case: China Life launched the "Red Power, Keep Reading" activity

In 2022, China Life initiated the "Red Energy, Keep Reading" staff reading and sharing activity, which recognized 300 awards under categories such as "Learning and Reading", "Perusing and Sharing", and "Reading and Imagination". With a total of 13,990 employees from across the Company participating in the activity, it significantly stimulated the staff's passion for reading and learning, creating a positive reading atmosphere within the organization.

The company-wide numbers of participants in this activity was

13,990

Case: Women care activities

In 2022, China Life promoted several women's care activities and strengthened support for its female employees through practical measures. These activities included:

- Holding a special event on "Emotional Management and Living a Happy Life" and inviting renowned developmental psychologists to share their expertise on goal-decompression strategies and the happiness laws in the new era. Representatives from various departments of the Company participated in the event at the main venue in Beijing, and over 10,000 female employees took part online and offline.
- Promoting the establishment of care rooms for female employees, and successfully completing the installation of facilities and activity schedules in these spaces to provide a comfortable resting area for female employees.

The coverage rate of special collective contract for female workers reached

100%

The number of female workers in difficulty whose files were refined in 2022 was

487

Engine of China Life Efforts of China Life Responsibilities of China Life Credit of China Life 54 55 04 Credit of China Life China Life insists on operating in compliance with laws and regulations. The Company takes proactive measures to identify and mitigate potential risks in its business operations and remains fully dedicated to practising and upholding business ethics in all its activities. China Life actively promotes the building of a clean and honest organization, and has implemented various anti-corruption and anti-money laundering regulations. As a result, the Company has achieved new results in the development of cor-Sound Governance porate governance. Sustainable Governance Responsible Governance

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Sound Governance

China Life is committed to integrating laws and regulations into the whole process of the Company's operation. The Company actively collaborates with investors to enhance the transparency of information disclosure, providing a good guarantee for the Company's operation.

Improving corporate governance

China Life continuously improves corporate governance to ensure the effectiveness and standardization of corporate governance with a perfect governance system. The Company strictly abides by the regulatory requirements and listing rules of its listing location. To improve transparency, China Life continuously refines its information disclosure system and enhances the quality of its disclosures. The Company proactively engages with investors, ensuring that all investors, especially small and medium-sized investors, have equal and accurate access to investment decision-making information. In addition, China Life solidly promotes work related to the general shareholders meetings, the Board of Directors, and the Board of Supervisors in accordance with the relevant rules of procedure. In 2022, the Company held 4 general shareholders meetings, 14 meetings of the Board of Directors, and 7 meetings of the Board of Supervisors.

China Life attaches great importance to the diversity of the Board of Directors and considers various major factors when nominating and appointing directors, including gender, age, professional qualifications, industry experience, and educational background.

As of December 31, 2022, the Board of Directors comprises 8 directors, including 1 female director. The Directors are experienced in industry development, financial risk identification and prevention, financial audit, law and compliance management, and sustainable development. All chairmen of the Special Committees under the Board of Directors are independent directors, and members of the Audit Committee are also independent directors with professional backgrounds and experience in financial auditing and law and compliance management.


Shareholders Meeting
Board of Supervisors
Board of Directors
Board Secretary/Board Secretariat/Company secretary
Audit Committee
Nomination and Remuneration Committee
Risk Management and Consumer Rights Protection Committee
Strategy and Assets and Liabilities Management Committee
Connected Transactions Control Committee

Governance framework of China Life

Expanding investor communication

China Life has thoroughly implemented local regulatory requirements for listed companies and has made efforts to expand investor services and communication channels. The Company has also improved communication efficiency with the capital market and investors.

In 2022, the Company organized various forms of investor communication activities, including four annual, semi-annual, and quarterly performance conferences both online and offline throughout the year. These events attracted 1,995 analysts and investors and garnered 37,439 views of live webcasts. Additionally, the Company held 38 online non-deal roadshows to showcase its performance. Throughout the year, 154 communication meetings with investors and analysts were held through the internet, telephone, and offline meetings, including 61 online domestic and foreign investor conferences, with a total of more than 1,500 participants.

China Life has continuously improved investor communication methods, with a focus on efficiency and convenience. The Company has utilized various tools such as email, telephone, and the internet to establish a communication platform for investors. In addition, China Life has been timely sharing company information and news with investors through its official WeChat account and WeChat mini program for investor relations., ensuring convenient and timely access to investor information.

Enhance information disclosure

China Life has implemented a comprehensive and rigorous information disclosure workflow and system to ensure the quality and effectiveness of its information disclosure. In 2022, the Company not only comply with regulatory requirements and improved its corporate governance, but also disclosed information on its solvency ratio under the second-phase rules of the second-generation solvency supervision system (referred to as "the second generation of solvency system" below). The Company also places great emphasis on voluntary information disclosure, particularly regarding its online insurance business and city-specific commercial health insurance business, and set up a special section of "Insurance Product Analysis" to enrich product information disclosure. China Life continuously promotes the information disclosure of "Comprehensive Health and Endowment Insurance". The Company won an A-level evaluation of information disclosure for listed companies on the main board of the Shanghai Stock Exchange in 2021-2022.

Operating in compliance with laws and regulations

China Life has been committed to enhancing corporate governance by strengthening the leadership of the Party and reinforcing the rules and regulations of the Company. It has undertaken various tasks such as establishing new regulations and reviewing and eliminating ineffective systems, organizing system clean-up and investigation, and promoting the development of a systematic, scientific, standardized, and effective governance system. As a result, the Company has effectively transformed the system's advantages into corporate governance efficiency, resulting in the development of a more mature and standardized modern financial enterprise system that reflects Chinese characteristics.

Moreover, China Life has consistently improved its compliance management system and corporate governance structure by adhering to the local regulations for listed companies. The Company has utilized the professional committees of the Board of Directors, such as the Audit Committee and the Risk Management and Consumer Rights Protection Committee, to promote the "System Compliance Year" activities. Furthermore, the "three lines of defense" in compliance management have been leveraged to optimize compliance operation mechanisms, enhance compliance, and improve the efficiency of compliance management.

Engine of China Life Efforts of China Life Responsibilities of China Life Credit of China Life 58 59 Sustainable Governance Anti-money laundering China Life has made significant progress in tion and identification system by integrating China Life adheres to the business philosophy of stability, integrity, and compliance, with a focus on forward-thinking planning and systematic thinking. The Company constantly improves its risk management system, implements the construction of a clean organization, and strengthens sup- enhancing its anti-money laundering risk man- artificial intelligence and machine learning ply chain compliance management. agement system through various investigation technologies, which is a first in the insurance initiatives, including anti-money laundering industry. This has resulted in a 50% increase self-examinations and self-corrections, in- in the average processing efficiency of a Risk management vestigations of key issues, special inquiries single suspicious transaction and a recogni-into suspicious cases, and high-risk customer tion accuracy of 96%. In August 2022, the investigations. In 2022, the Company amend- Company initiated an extensive campaign to ed the Measures for the Administration of raise anti-money laundering awareness, with In terms of risk management, China Life shifting its risk preference towards a “peo- adjustment of comprehensive risk rating in- Anti-Money Laundering and Anti-Terrorist the theme “Compliance with Anti-Money considers risk prevention and control as the ple-centered” development concept. It fur- dicators under the second-phase rules of the bottom line and cornerstone of its devel- ther improved the Rules of Procedure for the second generation of solvency system, and Financing, as well as the Regulations on Risk Laundering Laws and Regulations, Enhancing opment. The Company focuses on the con- Risk Management Committees of Provincial continuously improved its data management Assessment, Classification and Management Anti-Money Laundering Awareness”. The struction of its financial risk management Branches and the Headquarter, Regulations of comprehensive risk rating. The Company of Customer Money Laundering and Terror- campaign was successful in attracting over 2.7 system and deeply optimizes risk manage- for Comprehensive Risk Management, the strictly carried out annual self-assessment ist Financing. Additionally, the Company million participants, including more than 0.57 ment measures to effectively improve its seven types of risk management systems, work and promoted solid rectification. In risk prevention and control. supporting systems and detailed rules for 2022, the Company maintained a good improved its anti-money laundering verifica- million professionals in the insurance industry. Guided by regulatory requirements, the solvency risk management. The Company rating on its comprehensive risk rating, Company continuously upgrades its risk ensured that the requirements of the second keeping its Class A rating for 19 consecu-management system. In 2022, China Life ac- generation of solvency system are fully inte- tive quarters, effectively highlighting the Anti-corruption tively adjusted the organizational leadership grated into the institutional framework. Company’s risk management and control and top-level design of risk management, China Life responded proactively to the efficiency. China Life is committed to upholding a culture of clean governance Intelligent risk control and strictly adheres to the internal regulations of the Communist Party The Negative List of Performance for of China, including The Constitution of the Communist Party of China, The Norms Regarding Intra-Party Political Life In New Situation, The Top Leaders at All Levels—Bidding China Life pays attention to technological empowerment, continuously increases investment in intelligent risk control, and continuously promotes the application of new technologies such as big data and artificial intelligence in the field of risk management. Through these efforts, China Life has achieved the integra- Code of Integrity and Self-discipline of the CPC, The Code of Integrity and Procurement tion and sharing of risk data, streamlined the management of risk control information resources, and digitized and automated risk control management methods. and Self-discipline of the CPC, and Rules on Integrity of Executives of State-Owned Enterprises. The Company actively promotes anti-corrup- Top leaders are strictly prohibited from tion measures to maintain integrity and transparency. recommending suppliers to the procurement Develop an Intelligent Early Warning System of Sales Risk Introduce the Investment Risk Management Infor- department during centralized procurement, mation System (Phase II) To bolster its anti-corruption efforts, the Company has devel-The Intelligent Early Warning System can identify potential sales risks by analyz- This information system enhances the capability oped and implemented The List of Key Areas and Steps of daily procurement, and infrastructure pro- • • jects, whether done explicitly or implicitly. ing various risk factors associated with sales personnel. The system is designed to to accurately measure risk distribution and chang- Anti-corruption (Trial) and The Negative List of Top Leaders’ identify high-risk sales individuals and maintain a ledger of their activities. Fur- es, enabling prompt observation of the overall Performance (2022). Additionally, The Company has also re- Top leaders are not allowed to approve ven-thermore, it can investigate and prevent abnormal sales behavior, as well as detect investment risk situation of the Company, and inforced the accountability mechanisms for its top leaders by dors who have a benefit-based relationship and mitigate potential sales violations in a timely manner. It also allows for risk improves the precision level of investment risk with them. Additionally, splitting projects to classification and effective control of sales personnel. management. precisely outlining rules regarding duty performance, bidding and procurement, personnel appointments, and performance ap- avoid centralized procurement and decisions Promote the Intelligent Sales Misinformation Identification System praisals. China Life firmly adheres to a “zero tolerance” policy made by the Party Committee is prohibited • The information system can monitor the imple- The Company has provdied sales staff with self-query services for training materi- mentation of the Company’s asset allocation pol- towards corruption, and in 2022, no lawsuits related to corrup- for top leaders. • icy by measuring asset risks to enhance the value als and courseware compliance. As of 2022, the system has registered over 500,000 tion involving the Company were reported. of risk management. logins. Promote the Workplace Risk Control Platform • By project risk assessment and performance evalua- China Life Insurance has established a regular and standardized system for internal review, audit, performance appraisal, and reward and punish-tion, the system can strengthen the whole process control of investment risk and enhance the effi- ment. This system encompasses all the relevant business lines of the Company and undergoes regular external supervision. China Life also actively • The platform expands risk management and control to the frontline of the work- ciency of investment risk management. place, enhances compliance management of sales staff, and strengthens front-end implements any necessary rectifications to ensure compliance and best practices. risk management and control. In 2022, the Company investigated its implementation of the Eight Central Regulations. The Internal audit Preventing illegal fund-raising review covered the whole system and aimed to ensure compliance with these regulations. The Company has implemented the Meas- tion campaigns aimed at preventing illegal Life organized nearly 10,000 activities at ures for the Administration of Preventing fund-raising. China Life actively promotes its outlets, with an accumulated attendance In the same year, the Secretary and Deputy Secretary of the Discipline Inspection and Disposing of Illegal Fund-Raising and a culture of prevention of illegal fund-rais- of 700,000. As part of the campaign, the continues to enhance its top-level design ing and participates in events such as the Company produced 1,491 short videos for Commission conducted more than 40 talks about clean organization with newly ap-and architecture system to effectively pre- “Keep Your Money Safe and Protect Your the short video collection contest to prevent External supervision pointed department and divisional-level personnel at the headquarters and the man-vent and address any instances of illegal Happy Family” campaign organized by the illegal fund-raising, which has effectively agement team of provincial branches. During these talks, they emphasized the impor-fund-raising. Additionally, the Company is China Banking and Insurance Regulatory expanded its social influence in preventing tance of clean organization discipline and put forward relevant requirements. committed to strengthening its public educa- Commission. During the campaign, China illegal fund-raising.

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At China Life, we place great emphasis on providing regular business ethics training to our full-time and part-time employees. Our training programs cover a broad spectrum of topics, including integrity education, clean organization practices, anti-corruption regulations, and laws and regulations related to business ethics. We also provide targeted trainin g based on job levels to ensure that all employees receive the appropriate level of training. As of December 31, 2022, all members of our board of directors, board of supervisors, and executives participated in the "*Special Training on Anti-money Laundering for Directors, Supervisors, and Executives,*" which lasted for 0.5 hours.

Training and Courses for the Management

- The "Party's Work Style and Clean Government Education" column has been published on China Life E-learning, along with the launch of three special courses aimed at party members and leaders of the whole system. These courses have received significant participation, with 60,657 people completing the study of the *Party Conduct and Integrity Pocket Book (2022)*, spending a total of 121,314 hours on the course. Similarly, the *Xi Jinping's Opinions on Building a Clean Party and Combating Corruption (2022)* had 51,206 people enrolled and a total study time of 76,809 hours, while the *Compilation of Systems for Implementing the Eight-point Regulation of the Centre*, was completed by 61,228 people, who spent 91,842 hours on the course.
- As part of our efforts towards clean organization education, we also offer advanced training courses for young cadres and new local team members, which include clean government courses.hzhan

Training and Courses for Employees and Marketing Partners

- All our employees and marketing partners have studied the *China Life Corporate Culture System (2022)*, with an impressive 1,006,000 participants completing the course. Our corporate culture system promotes the business philosophy of "honesty, innovation, human centeredness and value," emphasizing adherence to modern business ethics in our business development.
- Furthermore, all our employees have participated in the *Education and Training Course on Integrity Compliance and Administrative Punishment Warning*, with 94,027 people completing the course, and a total study time of 188,054 hours.

Whistleblower protection

China Life has established multiple reporting channels and methods to report instances of disciplinary violations. These channels include a telephone number and mailing address that are prominently displayed on the official website. Upon receiving a report, the Commission for Discipline Inspection member conducts verification through conversations, letters and preliminary investigations to ascertain the authenticity of the reported issue. Once the problem is verified, the commission members handle it according to regulations and company policies.

To protect the legal rights of whistleblowers, China Life adheres to *The Rules for Handling Accusations by Disciplinary Inspection and Inspection Authorities*. The Company has also implemented additional measures to safeguard the identities of whistleblowers. These measures include encrypting and protecting their personal information and prohibiting anyone from tracing their identities without proper authorization. Any individual or entity found violating these rules will face disciplinary actions in accordance with company regulations.

Supply chain management

China Life adheres to the *Bidding Law of the People's Republic of China* and other relevant laws and regulations. To ensure procurement quality, the Company has established and continually improves its supply chain management process. This includes the formulation of *Regulations on Supplier Management*, *Environmental, Social, Governance and Green Financial Management Regulations*, and other documents that aim to build a sustainable supply chain. China Life integrates ESG evaluation standards into supplier management, focusing on suppliers' performance in areas such as information security, occupational health and safety, and environmental management. The Company further refines its ESG management requirements to suppliers and promotes anti-corruption. China Life makes it clear in its *Statement to Suppliers* that suppliers must commit to ethical business practices during the cooperation, actively maintain a fair and clean business environment, abide by international anti-corruption conventions, protect the legitimate rights and interests of their employees, and comply with laws and regulations related to environmental protection.

China Life has put in place a supplier management system that enables the effective management of supply chain risks. This system encompasses risk identification, classification, and regular assessment. The Company uses the scores of suppliers' annual reviews as the basis for their classification, which ensures the quality of supply services while facilitating differentiated supplier management. In cases of supplier violations, China Life strictly follows the supplier withdrawal mechanism and implements corrective measures such as requiring suppliers to make improvements within a specified time frame, disqualifying partnership eligibility, implementing penalties, and blacklisting. As of December 31, 2022, China Life has 29,442 registered suppliers for centralized procurement, including 179 overseas suppliers.

Responsible Governance

China Life is committed to implementing its ESG strategy by continuously improving its ESG governance structure, carrying out ESG risk management, and enhancing ESG management.

ESG strategy

China Life has set a ESG strategic goal of becoming a world-class and responsible life insurance company, guided by the ESG strategic concept of being people-oriented, caring for life, creating value, and serving society. To achieve this goal, China Life has developed an ESG and social responsibility strategic model that encompasses three dimensions: environment, society, and governance, and considers the interests of seven stakeholders, including the country, society, industry, customers, enterprises, employees, and the environment.

The Company has formulated *The ESG & Social Responsibility Strategy Plan (2021-2025)*, to gradually promote ESG management and lead the life insurance industry in ESG management by 2025.


Country
Client
Society
Environment
Industry
Employee
Enterprise
Ensure the healthy development
Ensure the healthy life
Ensure the healthy upgrade
Ensure the healthy environment
Governance
Environment
Society
China Life strategy model


Phase III
2024 — 2025
Pursuing excellence
Deep integratior
Leading development
Phase II
2022 — 2023
Fully improvement
Systematic promotion
Regular management
Phase I
2021
Laying a solid foundation
Improving key points
Laying a solid foundation
Three phases promotion of ESG strategy

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ESG and green finance management structure

China Life is dedicated to establishing a robust ESG and green finance management structure that features well-defined roles and responsibilities. In line with the Guidelines on *Green Finance for the Banking and Insurance* Industries, which were issued by the China Banking and Insurance Regulatory Commission in 2022, the Company upgraded its ESG and green finance management structure from its existing ESG management system, thereby ensuring that roles and responsibilities for ESG and green finance management are clearly defined.

China Life ESG and green finance management structure

Governance	Board of Directors	• Taking on the main responsibility of promoting the Company's green finance, ESG, and other sustainable development initiatives. • Establishing and implementing green development concepts, include those related to the economy, low carbon, environmental protection, and sustainable development. • Leveraging the Company's resources and influence, the Board of Directors promote the construction of an ecological civilization system and drive comprehensive green transformation in economic and social development, with the aim to establish a sustainable development model that benefits both the Company and society.
	Strategy and Assets and Liabilities Management Committee of the Board of Directors	• The Committee is responsible for the management and supervision of sustainable development initiatives, such as low carbon measures, environmental protection and green finance.
Management	President's Office	• The Office is responsible for taking on specific tasks related to sustainable development management, such as ESG initiatives and green finance, as authorized by the Board of Directors.
	ESG/Green Finance Committee	• The Committee's role is to guide, coordinate and supervise the system-wide sustainable development management work in all aspects, including ESG and green finance.
Execution	Brand and Public Relations Department/Reputation Risk Management Department (Office of the ESG/Green Finance Committee)	• This department is the lead department for sustainable development management, including ESG and green finance.
	Relevant departments of the headquarter, provincial branches and professional institutions directly under provincial branches, and city and county branches	• These departments are responsible implementing ESG and green financial management tasks.


Board of Directors
Approval
Report
Strategy and Assets and Liabilities Management Committee of the Board of Directors
Approval
Report
President's Office
Approval
Report
ESG/Green Finance Committee
Approval
Report
ESG/Green Finance Office
Relevant departments of the headquarter, provincial branches, and city and county branches

China Life ESG and green finance management structure

ESG and green finance management system

China Life has implemented *Environmental, Social and Governance and Green Finance Management Regulations*, in accordance with the green and low-carbon development goals, environmental protection laws and regulations, industrial policies, industry access policies, and other regulations, to standardize the Company's ESG and green finance management system. The Regulations cover key areas such as the organization and management of ESG and green finance, routine construction, ESG risk and internal control management, and institutionalization of major work items such as green investment, green insurance, green operation, green workplace, environmental target management, ESG rating management, climate change response, ESG supply chain management, and social welfare.

To manage ESG risks, China Life has formulated *Measures on ESG Risk Management (Trial)*. These measures clearly define the risk management process, which includes risk identification, risk assessment, risk response and control, following and improvement of risk trends, reporting and filing, to comprehensively improve the risk management capability.

ESG risk management process

Risk identification	Identify and assess points of ESG risk faced by the Company during its operations, establish a comprehensive ESG risk database, conduct an annual review of ESG risks at least once a year, and ensure timely updates to the risk library.
Risk assessment	Score points of risk in the ESG risk library from three dimensions: impact, frequency and occurrence speed; and divide ESG risk into three levels based on the scores.
Risk response and control	Upon completion of the annual ESG risk assessment, implement appropriate measures and controls based on the level of ESG risk identified. In the event of a major ESG risk incident, the ESG Risk Emergency Leading Group will provide leadership and oversee response efforts.
Trend following and improvement	Continuously monitor industry trends related to ESG risk, update the ESG risk library in time and improve relevant special solutions for ESG risk.
Reporting and filing	Conduct at least one assessment of ESG risk management. Issue an annual ESG risk management assessment report and ESG risk identification and judgment based on the assessment.

In 2022, China Life identified the top five ESG risks as information security risks, climate change risks, corruption risks, human capital and customer relationship management risks, and talent attraction and retention risks. To address these risks, the Company has developed targeted management strategies to closely monitor the progress and trends of each risk.

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Materiality analysis

As part of its commitment to sustainable development, China Life prioritizes the suggestions and needs of its stakeholders. This involves continually gathering stakeholder expectations and demands through efficient and effective communication channels and responding to them in a practical and effective manner.

Stakeholders	Expectations & Appeals	Mode of Communications
Government and Regulators	Operate in compliance with laws and regulations Pay taxes according to laws Create job opportunities Serve the national strategy Prevent risks	Work report and communication Participate in meetings and major activities Documents and special reports Accept supervision
Shareholders and Investors	Create stable returns Improve corporate governance Strengthen investor relationship management Disclosure information in a timely, accurate and complete manner	Shareholders' meeting Regular announcements and roadshows Press conference Meeting of analysts Arrange investors and analysts to survey branches and subsidiaries
Customers	Good faith and quality services Satisfactory customer experience Rich insurance products Protect legitimate rights and interests	Smart service processes Survey of customers demand/satisfaction Service hotline Handling of customer complaints Characteristic customer activities and value-added services
Partners	Fair competition Good faith and mutual benefit	Daily informal communication Sign cooperation agreements Morning sessions and symposiums of sales agents Special surveys and lectures Survey of related parties
Employees	Safeguard basic rights and interests Assurance for salary and benefits Occupational health and safety Career advancement and development Care for employees	Pay wages in full and on time Congress of workers and staff Employees symposiums Training of employees Help needy employees President's letter box Investigate the needs and satisfaction of employees
Community & Public	Promote local employment Take part in public welfare programs Drive community economy Rural revitalization Serve people's livelihood	Community communications and surveys Carry out public welfare activities Volunteer services Disaster relief Insurance for poverty alleviation, e-commerce poverty alleviation, donations for medical care Develop health insurance and inclusive medical care
Environment	Climatic changes Energy saving and emission reduction Integrated utilization of resources Green offices	Publicity about environmental protection Disclosure of environmental information Public welfare activities of environmental protection Green buildings Electronic service process

Materiality principle

China Life carefully analyzes and consolidates stakeholder expectations and demands, and adheres to the *Environmental, Social and Governance Reporting Guide* issued by HKEX. The Company also implements a rigorous process for identifying and evaluating material ESG issues. This includes conducting multidimensional research and analysis, such as macro-policy research, analysis of domestic and international social responsibility standards, strategic planning, industry benchmarking, and stakeholder engagement and interviews. As a result of this process, China Life has identified 19 material ESG issues based on their relevance to both stakeholder concerns and company development. These issues have been consolidated into an ESG matrix for 2022.

Materiality Identification Process


Identification
Comparison with domestic and foreign industrial standard
Development strategy and plan of the Company
Macro state policies
Analysis of domestic and foreign standards for social responsibility
Survey
Influence on the Company
Influence on stakeholders
Analysis
Analysis from management of the Company
Anylysis from external experts
Confirmation
Confirm material issues and have materiality matrix of China Life

Materiality Matrix Materiality Identification Process


Very High
Importance for the Sustainable Development of Stakeholders
High
Win-win partnership
Information safety
Implementing major national strategies Rural revitalization
Financial risk prevention and control
Responding to climate change
Protecting consumers' rights
Inclusive financial
Green finance
Upgrading customer experience
Public welfare program
Science and Technology Innovation
Corporate governance
Product Diversity
Supply chain management
Protect rights & interests and development of employees
Leading the development of the industry
Compliance with laws and regulations
Importance for the Sustainable Development of China Life
Very High

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United Nations Sustainable Development Goals (SDGs)

- Invested cumulative RMB 239 million in rural assistance, RMB 138 million in assistance through conception.
- Established over 300 youth volunteer teams with more than 7,000 registered young volunteers, resulting in over 1,500 volunteer events and more than 30,000 participants in volunteer service.
- Donations to China Life Charity Foundation reached RMB 34 million.
- Donated 11 million public welfare insurance products, leveraging the characteristic role of commercial insurance in helping and assisting.
- Provided nearly 90 million student insurance products, with a total of 28.5 trillion insured amounts.
- Underwrote more than 52 million endowment insurance policies, accumulating over RMB 1.7 trillion in pension reserves for residents.
- Continued the "China Life Little Painters" art education activities for 12 consecutive years.


SUSTAINABLE
DEVELOPMENT
GOALS

- Implemented more than 100 city-specific medical insurance projects, with 50 newly added in 2022 and a cumulative insured people of 22 million.

- Protected the rights and interests of women workers and promoted gender equality.
- Refined 487 files of women employees with difficulties.
- The signing rate of women employee collective contracts reached 100%.

- Providing careers for over 100,000 employees.
- 2,509 employees received assistance and condolences.

- Completed the signing of China Life Investment-Xinyuan Yihao equity investment plan; partnered with entities under China Energy Investment Corporation to jointly invest in clean energy projects, such as wind power and photovoltaic projects.

- Invested about RMB 1.5 billion in ESG and green finance portfolio, and the accumulated scale of green investment in stock exceeded RMB 430 billion.
- Advocated for a paperless work style and saved resources by achieving a 99.99% of paperless operation rate in individual business. The company also built a comprehensive online policy service for customers, and the self-service rate of online preservation reached 92.79%.

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List of Measures and Regulations[7]

HKEX ESG Guidelines	Names
Aspect A1: Emissions	The Interim Measures for Energy Conservation and Emission Reduction of China Life Insurance Company Limited
Aspect A2: Use of Resources	Fix Asset Management Regulations of China Life Insurance Company Limited Vehicle Management Regulations of China Life Insurance Company Limited
Aspect A3: Environment and Natural Resources	Environmental, Social and Governance and Green Finance Management Regulations of China Life Insurance Company Limited
Aspect A4: Climate Change	Environmental, Social and Governance and Green Finance Management Regulations of China Life Insurance Company Limited Regulations for Comprehensive Risk Management of China Life Insurance Company Limited Measures for the Administration of Anti-Money Laundering and Anti-Terrorist Financing of China Life Insurance Company Limited Measures on ESG Risk Management of China Life Insurance Company Limited (Trial)
Aspect B1: Employment	Administrative Measures for Employee Recruitment in the Branches of China Life Insurance Company Limited Measures for Employee Performance in Branches of China Life of China Life Insurance Company Limited Measures on Management of Employee Benefits at Branches of China Life of China Life Insurance Company Limited
Aspect B2: Health and Safety	/
Aspect B3: Development and Training	Management Measures for Staff Education and Training of China Life Insurance Company Limited Management Regulations on the Annual Staff Training Plan of China Life Insurance Company Limited Management Measures on External Qualifications of China Life Insurance Company Limited Measures for Employee Performance in Branches of China Life Insurance Company Limited
Aspect B4: Labour Standards	Measures for Employee Management in the Branches of China Life Insurance Company Limited
Aspect B5: Supply Chain Management	Environmental, Social and Governance and Green Finance Management Regulations of China Life Insurance Company Limited Regulations on Supplier Management of China Life Insurance Company Limited
Aspect B6: Product Responsibility	ESG/Green Investment Basic Guiding Rules of China Life Asset Management Company Limited (Trial) User Information Authorization and Personal Information Protection Policy of China Life Insurance Company Limited Administrative Measures of China Life Insurance Limited for the Protection of Intellectual Property Right Measures on Customer Experience of China Life Insurance Company Limited (Trial)
Aspect B7: Anti-corruption	The List of Key Areas and Steps of Anti-corruption of China Life Insurance Company Limited (Trial) The Negative List of Performance for Top Leaders at All Levels of China Life Insurance Company Limited Measures for the Administration of Anti-Money Laundering and Anti-Terrorist Financing of China Life Insurance Company Limited Regulations on Risk Assessment, Classification and Management of Customer Money Laundering and Terrorist Financing of China Life Insurance Company Limited
Aspect B8: Community Investment	Regulations on Public Welfare Donations of China Life Insurance Company Limited

[7] Only the measures and regulations disclosed in this report are included. Other policies and systems of the Company are not covered.

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Table of KPI

Environmental Performance[8]

Performance	Unit	2020	2021	2022
Gasoline consumption of the fleet	L	20,589,331.69	17,959,731.50	14,496,376.72
Gas consumption	cubic meters	5,628,108.02	6,225,082.64	6,223,777.72
Coal consumption	kg	1,088,744.2	248,905.60	144,094.34
Diesel consumption	L	604,309.24	575,546.18	715,450.91
Liquefied petroleum gas	kg	262,592.65	440,375.95	330,568.93
Electric power consumption	kWh	467,976,768.60	551,218,573.61	536,106,340.74
Purchased thermal consumption	GJ	5,825,015.22	4,564,593.37	3,219,229.11
Comprehensive energy consumption	ton of standard coa	287,676.33	252,559.85	201,009.51
Comprehensive energy consumption density	kg standard coal / RMB 10,000 revenue	3.49	2.94	2.43
Total greenhouse gas emission	tons	1,104,841.23	1,062,662.36	708,241.70
Scope I (including greenhouse gas emissions from all fuel combustion)	tons of carbon dioxide equivalent	61,770.86	56,112.28	48,385.05
Scope II (including greenhouse gas emissions from purchased electricity used)	tons of carbon dioxide equivalent	1,043,070.36	1,006,550.08	659,856.65
Greenhouse gas emission density	kg CO_2 equivalent / RMB 10,000 revenue	13.39	12.38	8.57
Waste batteries	pieces	673,105	646,607	565,347
Waste ink boxes	pieces	111,924	111,585	95,720
Waste toner cartridges	pieces	72,390	74,050	64,645
Electronic waste	tons	717.59	1,097.82	480.15
Kitchen garbage	tons	2,740.64	3,821.18	3,701.42
Other office waste	tons	2,601.45	2,812.84	2,472.89
Total office paper consumption	tons	7,072.73	4,827.09	4,472.58
Total office water consumption	tons	8,702,311.3	9,840,934.36	8,278,165.86
Water use density	kg / RMB 10,000 revenue	105.49	114.63	100.21

[8] The calculations were made according to the *General Principles for Calculation of Comprehensive Energy Consumption (GB/T 2589-2020)* and *2006 IPCC Guidelines for National Greenhouse Gas Inventories*. The emission factors of purchased power are calculated with reference to the Notice on the Management of Greenhouse Gas Emission Reporting for Enterprises in the *Power Generation Industry from 2023 to 2025* published by the Ministry of Ecology and Environment of the People's Republic of China on February 7, 2023.

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Social Performance

Performance	Unit	2020	2021	2022
The number of intellectual property rights obtained by the Company	/	152	39	38
The number of new product development and upgraded product	/	237	160	88
Social insurance coverage	%	100	100	100
Donate funds	RMB 10,000	/	/	3,495.98
Total public benefit insurance endowment coverage	RMB 10,000	/	/	91,152,240.69
The number of male staff	person	44,336	43,998	43,656
The number of female staff	person	58,167	57,461	56,722
The number of staff in mainland China	person	102,496	101,450	100,362
The number of overseas staff [I]	person	7	9	16
The number of senior and middle management staff [II]	person	/	159	159
The number of general employees	person	/	101,300	100,219
The number of salesmen	in ten thousand	145.8	89	72.9
Total number of contracted employees	person	101,528	101,459	100,378
The number of employees aged under 35	person	47,953	38,494	36,085
The number of employees aged from 35 to 50	person	40,974	48,596	49,184
The number of employees aged over 50	person	13,576	14,369	15,109
The number of ethnic minority employees	person	6,431	6,486	6,442
Annual employee turnover rate	%	/	2.78	1.99
Turnover rate of the male employee	%	/	3.05	2.17
Turnover rate of the female employee	%	/	2.55	1.85
Turnover rate of employees aged under 35	%	/	5.68	4.35
Turnover rate of employees aged from 35 to 50	%	/	1.09	0.73
Turnover rate of employees aged over 50	%	/	0.30	0.20
Turnover rate of employees in mainland China	%	/	2.78	1.99
Turnover rate of employees overseas	%	/	0	0
Total amount of new employees	person	/	3,894	3,515
The number of work-related death	person	/	8	3

[I] Number of contract employees from Hong Kong, Macao, Taiwan and foreign countries working in the China mainland.

[II] Definition of middle and senior management: senior managers of the head office and members of the general manager office in provincial branches, excluding the full-time secretary of the Discipline Inspection Commission.

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Performance	Unit	2020	2021	2022
The rate of work-related death	%	/	0.0078	0.0030
The number of day lost due to work-related injury	day	/	8,870.5	5,779
Training rate of the male employees	%	/	100	100
Training rate of the female employees	%	/	100	100
Average training hours for employees	hours	111	119	114.56
Average training hours for the male employees	hours	103	108.30	110.82
Average training hours for the female employees	hours	127	125.97	118.31
Training rate of employees	%	100	100	100
Training rate of new employees	%	100	100	100
Training rate of senior and middle management employees	%	100	100	100
General employee training rate	%	/	100	100
Average training hours for senior and middle management employees	hours	162.4	156.15	159.53
Average training hours for normal employees	hours	105.3	113.09	109.46
The number of trainers in the system	person	220,363	176,423	143,189
Network courseware	pieces	5,805	7,354	5,912
The number of people learning onlin	in ten thousand	2,358.2512	2,914.5076	2,813.2131
The number of people taking the online exam	in ten thousand	189.11	272.85	276.39
Employee training and development expenses	in RMB 100 million	/	1.776	0.9449
The number of registered suppliers in centralized procurement	/	/	21,524*	29,442
The number of new registered suppliers in centralized procurement	/	/	9,341*	7,918
The number of new registered suppliers in centralized procurement in mainland China	/	/	9,288*	7,865
The number of new registered suppliers in centralized procurement in Hong Kong, Macao, and Taiwan China	/	/	23*	36
The number of new overseas registered suppliers in centralized procurement	/	/	30*	17

* After adjustment, we retroactively updated some data in 2021.

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ESG Index

General Disclosure and KPIs		Response
Environmental		
A1 Emissions		
General Disclosure		P18-21
A1.1	The types of emissions and respective emissions data.	P69
A1.2	Direct (Scope 1) and energy indirect (Scope 2) GHG emissions (in tonne) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	P69
A1.3	Total hazardous waste produced (in tonne) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	P69
A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	P69
A1.5	Description of emissions target(s) set and steps taken to achieve them.	P18-21
A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	P18-21
A2 Use of resources		
General Disclosure		P18-21
A2.1	Direct and/or indirect energy consumption by type (e.g., electricity, gas or oil) in total (kWh in '000s) and intensity (e.g., per unit of production volume, per facility).	P69
A2.2	Water consumption in total and intensity (e.g., per unit of production volume, per facility).	P69
A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them.	P18-21
A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	N/A
A2.5	Total packaging material used for finished products (in tons) and, if applicable, with reference to per unit produced.	N/A

General Disclosure and KPIs		Response
A3 Environment and Natural Resources		
General Disclosure		P18-21
A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	P18-21
A4 Climate change		
General Disclosure		P22-23
A4.1	Description of the significant climate-related issues which have impacted, and may impact, the issuer, and the actions taken to manage them.	P22-23
Social		
Employment and Labor Practices		
B1 Employment		
General Disclosure		P51
B1.1	Total workforce by gender, employment type (full-time or part-time), age group and geographical region	P70
B1.2	Employee turnover by gender, age group and geographical region	P71
B2 Health and Safety		
General Disclosure		P53
B2.1	Number and rate of work-related fatalities in each of the past three years (including the reporting year).	P70-71
B2.2	Lost days due to work-related injury.	P71
B2.3	Description of occupational health and safety measures adopted, and how they are operated and monitored.	P53
B3 Development and Training		
General Disclosure		P52
B3.1	The percentage of employees trained by gender and employee category (e.g., senior management, middle management).	P71
B3.2	The average training hours completed per employee by gender and employee category.	P71
B4 Labour Standards		
General Disclosure		P51
B4.1	Description of measures to review employment practices to avoid child and forced labour.	P51
B4.2	Description of steps taken to eliminate such practices when discovered.	P51

74

General Disclosure and KPIs		Response
Operating Practices		
B5 Supply Chain Management		
General Disclosure		P60
B5.1	Number of suppliers by geographical region.	P71
B5.2	Description of practices relating to engaging suppliers, the number of suppliers operating relevant practices and relevant operation and monitoring methods	P60
B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are operated and monitored.	P60
B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are operated and monitored.	P60
B6 Product Responsibility		
General Disclosure		P26-41
B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	N/A
B6.2	Number of products- and service-related complaints received and how they are dealt with.	P40-41
B6.3	Description of practices relating to observing and protecting intellectual property rights.	P33
B6.4	Description of quality assurance process and recall procedures.	N/A
B6.5	Description of protection and privacy policies on consumer data, as well as relevant operation and monitoring methods	P31-33
B7 Anti-corruption		
General Disclosure		P58-60
B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	P59
B7.2	Description of preventive measures and whistle-blowing procedures, and how they are operated and monitored.	P60
B7.3	Description of anti-corruption training provided to directors and staff.	P59-60
Community		
B8 Community Investment		
General Disclosure		P44-50
B8.1	Focus areas of contribution (e.g., education, environmental concerns, labour needs, health, culture, sport).	P44-50
B8.2	Resources contributed (e.g., money or time) to the focus area.	P44-50 & P70

75

GRI Index

GRI STANDARD	DISCLOSURE	LOCATION	RESPONSE
GRI 1: Foundation 2021			
GRI 2: General Disclosures 2021	2-1 Organizational details	About Us	P8-9
	2-2 Entities included in the organization's sustainability reporting	About the Report	P2-3
	2-3 Reporting period, frequency and contact point	About the Report	P2-3
	2-4 Restatements of information	About the Report	P2-3
	2-6 Activities, value chain and other business relationships	Sustainable governance	P60
	2-7 Employees	Focus on Personnel Development and Training	P51
	2-9 Governance structure and composition	Sound Governance	P56-57
	2-10 Nomination and selection of the highest governance body	Sound Governance	P56-57
	2-11 Chair of the highest governance body	Sound Governance	P56-57
	2-12 Role of the highest governance body in overseeing the management of impacts	Sound Governance	P56-57
	2-13 Delegation of responsibility for managing impacts	Responsible Governance	P61-67
	2-14 Role of the highest governance body in sustainability reporting	Sound Governance	P56-57
	2-16 Communication of critical concerns	Responsible Governance	P61-62
	2-17 Collective knowledge of the highest governance body	Responsible Governance	P62-63
	2-18 Evaluation of the performance of the highest governance body	Responsible Governance	P62-63
	2-19 Remuneration policies	Focus on Personnel Development and Training	P51-53
	2-20 Process to determine remuneration	Focus on Personnel Development and Training	P52
	2-22 Statement on sustainable development strategy	Responsible Governance	P61-62
	2-23 Policy commitments	List of Measures and Regulations	P68

76

77

GRI STANDARD	DISCLOSURE	LOCATION	RESPONSE
GRI 2: General Disclosures 2021	2-24 Embedding policy commitments	Responsible Governance	P61-63
	2-25 Processes to remediate negative impacts	Sustainable governance	P58-60
	2-26 Mechanisms for seeking advice and raising concerns	Sustainable governance	P58-60
	2-27 Compliance with laws and regulations	Sound Governance	P56-57
	2-28 Membership associations	Recognitions in 2022	P10
	2-29 Approach to stakeholder engagement	Responsible Governance	P64-65
GRI 3: Material Topics 2021	3-1 Process to determine material topics	Responsible Governance	P64-65
	3-2 List of material topics	Responsible Governance	P64-65
	3-3 Management of material topics	Responsible Governance	P64-65
GRI 201: Economic Performance 2016	201-1 Direct economic value generated and distributed	About Us	P8-9
	201-2 Financial implications and other risks and opportunities due to climate change	Promoting Low-carbon Operations	P18-23
	201-3 Defined benefit plan obligations and other retirement plans	Converging Multiple Products	P26-28
GRI 203: Indirect Economic Impacts 2016	203-1 Infrastructure investments and services supported	Sticking to Responsible Investment; Converging Multiple Products	P16-17, P26-28
	203-2 Significant indirect economic impacts	Sticking to Responsible Investment; Converging Multiple Products	P16-17, P26-28
GRI 204: Procurement Practices 2016	204-1 Proportion of spending on local suppliers	Sustainable governance	P60
GRI 205: Anti-corruption 2016	205-1 Operations assessed for risks related to corruption	Sustainable governance	P58-60
	205-2 Communication and training about anti-corruption policies and procedures	Sustainable governance	P58-60
	205-3 Confirmed incidents of corruption and actions taken	Sustainable governance	P58-60

GRI STANDARD	DISCLOSURE	LOCATION	RESPONSE
GRI 206: Anti-competitive Behavior 2016	206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	Sustainable governance	P58-60
GRI 301: Materials 2016	301-1 Materials used by weight or volume	Table of KPI	P69-71
GRI 302: Energy 2016	302-1 Energy consumption within the organization	Table of KPI	P69-71
	302-3 Energy intensity	Table of KPI	P69-71
	302-4 Reduction of energy consumption	Table of KPI	P69-71
	302-5 Reductions in energy requirements of products and services	Promoting Low-carbon Operations	P18-23
GRI 303: Water and Effluents 2018	303-1 Interactions with water as a shared resource	Promoting Low-carbon Operations	P18-23
	303-2 Management of water discharge-related impacts	Promoting Low-carbon Operations	P18-23
	303-3 Water withdrawal	Table of KPI	P69-71
GRI 305: Emissions 2016	305-1 Direct (Scope 1) GHG emissions	Table of KPI	P69-71
	305-2 Energy indirect (Scope 2) GHG emissions	Table of KPI	P69-71
	305-4 GHG emissions intensity	Table of KPI	P69-71
	305-5 Reduction of GHG emissions	Table of KPI	P69-71
GRI 306: Waste 2020	306-1 Waste generation and significant waste-related impacts	Promoting Low-carbon Operations	P18-23
	306-2 Management of significant waste-related impacts	Promoting Low-carbon Operations	P18-23
	306-3 Waste generated	Table of KPI	P69-71
	306-5 Waste directed to disposal	Table of KPI	P69-71
GRI 308: Supplier Environmental Assessment 2016	308-1 New suppliers that were screened using environmental criteria	Sustainable governance	P58-60
	308-2 Negative environmental impacts in the supply chain and actions taken	Sustainable governance	P58-60

78

GRI STANDARD	DISCLOSURE	LOCATION	RESPONSE
GRI 401: Employment 2016	401-1 New employee hires and employee turnover	Focus on Personnel Development and Training	P51-53
	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	Focus on Personnel Development and Training	P51-53
GRI 403: Occupational Health and Safety 2018	403-2 Hazard identification, risk assessment, and incident investigation	Focus on Personnel Development and Training	P51-53
	403-3 Occupational health services	Focus on Personnel Development and Training	P51-53
	403-4 Worker participation, consultation, and communication on occupational health and safety	Focus on Personnel Development and Training	P51-53
	403-5 Worker training on occupational health and safety	Focus on Personnel Development and Training	P51-53
	403-6 Promotion of worker health	Focus on Personnel Development and Training	P51-53
	403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	Focus on Personnel Development and Training	P51-53
	403-9 Work-related injuries	Focus on Personnel Development and Training	P51-53
	403-10 Work-related ill health	Focus on Personnel Development and Training	P51-53
GRI 404: Training and Education 2016	404-1 Average hours of training per year per employee	Focus on Personnel Development and Training	P51-53
	404-2 Programs for upgrading employee skills and transition assistance programs	Focus on Personnel Development and Training	P51-53
GRI 405: Diversity and Equal Opportunity 2016	405-1 Diversity of governance bodies and employees	Focus on Personnel Development and Training; Sound Governance	P51-53, P56-57
GRI 406: Non-discrimination 2016	406-1 Incidents of discrimination and corrective actions taken	Focus on Personnel Development and Training	P51-53
GRI 408: Child Labor 2016	408-1 Operations and suppliers at significant risk for incidents of child labor	Focus on Personnel Development and Training	P51-53
GRI 409: Forced or Compulsory Labor 2016	409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labor	Focus on Personnel Development and Training; Sustainable governance	P51-53, P58-60
GRI 413: Local Communities 2016	413-1 Operations with local community engagement, impact assessments, and development programs	Serving National Strategies; Mobilizing Public Welfare Efforts	P44-46, P47-50
GRI 418: Customer Privacy 2016	418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	Deepening Scientific and Technological Innovation	P31-33

79

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